SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)


                              2 allee de Longchamp
                             92150 Suresnes, France
                                     France
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F |X|               Form 40-F [ ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes   | |                    No    |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):   82-_______________

                                      HAVAS

      Attached as Exhibit 1 to this report on Form 6-K is the English translation of Havas' 2002 Annual Report. Havas filed the original French language version of this Annual Report with the Commission des Operations de Bourse.

      Exhibit 1 contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Havas' business and the industry and sectors in which Havas and its subsidiaries operate. In particular, among other statements, the statements in the "Letter from the Chairman & CEO" with regard to Havas' share price are forward-looking in nature. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "looking ahead," "look," "plan," "believe," "expect," "likely," "intend," "continue," "potential," "opportunity," "objective," "goal," "aim," "outlook," or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on Havas' current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause Havas' actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

      o the general economic conditions in Havas' principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;
      o the level of worldwide spending on advertising and communications services by advertisers;
      o     Havas' ability to retain existing clients and attract new ones;
      o the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;
      o Havas' ability to retain key personnel while continuing to control labor costs;
      o     the impact of competition in Havas' industry;
      o Havas' ability to implement its growth strategy and to successfully integrate businesses it acquires; and
      o     Havas' ability to adjust to the changing trends in its industry.

      Forward-looking statements speak only as of the date they are made, and Havas undertakes no obligation to update publicly any of them in light of new information or future events or circumstances. For more information regarding risk factors relevant to Havas, polease see Havas' filings with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HAVAS

                                        (Registrant)

Date: July 3, 2003                     By: /s/ Jacques Herail
                                            ------------------------------------
                                            Name: Jacques Herail

                                            Title: Executive Vice President and
                                            Chief Financial Officer

                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit

   1 Havas 2002 Annual Report (English translation) (Havas filed the original French language version of this Annual Report with the Commission des Operations de Bourse)

                                                              Exhibit 1

                                     HAVAS


                                                              ANNUAL REPORT 2002

                                                              Annual report 2002


                                                                               1

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Table of Contents
--------------------------------------------------------------------------------

Letter from the Chairman & CEO                                                2

Seizing the Opportunity of Change                                             4

Presentation of the Havas group                                               6

Havas today                                                                   6

Key figures                                                                   8

History                                                                      10

Report of the Board of Directors                                             11

Corporate governance                                                         11

Shareholders' page                                                           22

Sustainable Development                                                      25

Business activities                                                          27

Outlook 2003                                                                 32

Results and financial position of the Group
and the Company                                                              33

Changes in the share capital                                                 35

Per share information                                                        36

Terms and Functions of Company Directors                                     38

Resolutions summary                                                          41

Consolidated financial statements                                            45

Consolidated income statement                                                47

Consolidated balance sheet                                                   48

Consolidated statement of cash flows                                         50

Notes to the consolidated financial statements                               51

Scope of consolidation                                                       68

Statutory Auditors' Report                                                   72

Statutory accounts                                                           73

Income statement                                                             75

Balance sheet                                                                76

Statement of cash flows                                                      78

Financial data over the last five years                                      79

Schedule of Havas investments in subsidiaries
and companies                                                                80

Investments in subsidiaries, other companies and
marketable securities                                                        81

Notes to the financial statements                                            82

Statutory Auditors' Reports                                                  93

Resolutions                                                                  97

Additional information                                                      105

Information about the Company                                               106

Information about the Company's capital                                     107

Ownership structure                                                         111

Stock market information                                                    112

Dividends                                                                   119

Information about the Company's business                                    119

Corporate governance information                                            123

Employee profit-sharing and incentive bonus schemes                         123

Persons responsible for the document de reference and the
audit of the accounts                                                       127

Auditors' opinion                                                           128

COB checklist                                                               flap

Combined Ordinary and Extraordinary General Meeting of Shareholders*

* In accordance with the law, the Shareholders' Meeting is first called for Tuesday, May 13, 2003 at 11a.m. In the event that the Shareholders' Meeting originally called for on that date does not have the necessary quorum, the May 21, 2003 meeting will take its place at 9.30 a.m.

2


================================================================================
LETTER FROM THE CHAIRMAN & CEO
--------------------------------------------------------------------------------

[PHOTO OMITTED]

Dear shareholders,

While 2002 was a challenging year for the global advertising and marketing services sector, it was a year of significant achievement for your Group.

After falling 7% in 2001, global advertising spending remained stable at
(euro)450 billion in 2002. But this stabilization in expenditure does not indicate a global market upturn. On the contrary, 2002 was a year of investor nervousness, lack of consumer confidence, contradictory economic indicators, accounting irregularities, bankruptcies at a number of leading global companies and the preparation of the war in Iraq - the consequences of which, as far as the world economy is concerned, are still unknown. These factors all conspired to make clients wary, despite a slight recovery in the fourth quarter 2002 in the USA, due to a slight improvement in that economy. However, the economic conditions in Europe remained challenging, as was the case in Latin America. Only Asia Pacific experienced any positive trend (with the exception of Japan).

Within this difficult operating environment, Havas was able to improve its operating margin, reduce its debt, increase its cash flow and, most significantly, generate strong new business, above the rate of its peers.

We were the only communications group to increase our EBIT margin in 2002 vs
2001:

o Our EBIT margin improved significantly from 10.4% in 2001 before exceptional restructuring charges to 11.6% in 2002 before an (euro)11.1 million reserve on WorldCom receivables and from 3.6% to 11.1% after, reflecting the full year impact of last year's restructuring, ongoing cost reduction measures and the development of new and existing clients.

o Cash flow increased 58% to (euro)197 million, facilitating a reduction in net debt to (euro)664.4 million from (euro)703.3 million in 2001.

o Net income before goodwill amortization recovered strongly to (euro)95 million from (euro)11 million last year.

o Our main brands - Euro RSCG Worldwide, Arnold Worldwide Partners and MPG - continued to focus on selling across disciplines and developing broader relationships with existing clients as well as winning new business throughout the year.

o Our efforts to win new accounts outpaced all of our other major competitors and allowed Havas to rank first in new business as a percentage of revenue in traditional advertising and third in organic growth for 2002.

Our Group also made significant changes in its management at the end of 2002. In December, the Board appointed Bob Schmetterer President and Chief Operating Officer of Havas on my recommendation. Together, Bob and I created four new Executive Committees to replace the former Executive Committee. These Committees are comprised of a talented new generation of leaders from across all divisions and disciplines of the Group. Together they have been

                                                              Annual report 2002


                                                                               3

================================================================================

--------------------------------------------------------------------------------

charged with improving client service quality, growth, creativity and profitability, as well as playing a significant role in defining the Group's strategic direction in the future. Already several new initiatives have been launched which will contribute to our drive for increased competitiveness.

Looking ahead, we expect to see very little improvement in the dynamics affecting the global advertising and marketing services sector. Worldwide economic conditions are likely to remain difficult and uncertain in 2003.

We look for a sustainable recovery to begin in 2004 with the positive impact of quadrennial factors such as the 2004 Summer Olympics and the U.S. Presidential elections driving increased demand for advertising and marketing services.

In this uncertain environment we will continue to develop the Group in 2003 just as we did in 2002; that means our objective is to improve our EBIT/revenue ratio and develop our cash flow so as to reduce the debt. This will allow us to take full advantage of the market once it begins its inevitable upturn.

In the meantime, we continue to look for opportunities to generate new business and to expand business with our existing clients across all the Group's disciplines. On this front the signs continue to be encouraging. We have developed more than 90% of our new business in sectors other than TMT (with some 50 new accounts in Healthcare which now represent 14% of revenue), and won some major brand names in global, regional or local markets. Our portfolio is well balanced, with 25 of our major clients representing 28% of our revenue. Finally we continue to invest in our three powerful brands - Euro RSCG Worldwide, Arnold Worldwide Partners and MPG - and we continue to draw strength, with our Specialized Services, from the most dynamic sectors and companies - and to support, develop and encourage our dedicated and highly talented employees.

Despite our very satisfying results in 2002, our share price, as I write these words, is seriously discounted compared to our peers. This discount does not reflect our Group's real situation, particularly if we look at our client portfolio, new business wins, the development potential of our activities, the talent that we possess in all the regions of the world, or if we examine Havas' positive trend and our cash situation. I am personally unhappy, both for you and for us, with this discounted price. However I want you to know that this situation is driving everyone in Havas - all the teams and myself - to react positively and push our performance in 2003 to enable our share price to return to a realistic level. This is my commitment on behalf of all Havas staff.

I am convinced that the Group will continue to deliver the objectives it set itself for 2003 and I would like to thank you, our shareholders for your trust and confidence in this economically difficult environment.


                                                          /s/ Alain de Pouzilhac


                                                              Alain de Pouzilhac
                                                              Chairman & CEO

4


================================================================================
SEIZING THE OPPORTUNITY OF CHANGE
--------------------------------------------------------------------------------

December 2002 - when the Board accepted Chairman and CEO Alain de Pouzilhac's proposal and appointed Bob Schmetterer President and Chief Operating Officer of Havas - was not the beginning. In fact, it was the logical culmination of an association with each other and the Group that has grown over the years, with a great sense of mutual trust and respect, indispensable for working so closely together.

This organization of the Havas Senior Management further demonstrates, at an operational level, the long-time multicultural strength of the Company.

Alain de Pouzilhac and Bob Schmetterer:

"The fact that we know each other so well has enabled us to put in place a working method based on partnership.

This partnership is simple to manage because we share the same vision of our environment, and most importantly, the development of integrated communications bringing together all communication techniques for the benefit of our clients across different countries, through one strong creative idea.

In this environment we believe in the future of Havas, as it is organized today:
Euro RSCG Worldwide, a global communications agency operating in over 65 countries; Arnold Worldwide Partners, which presents a real creative alternative in the principal countries of the world; and MPG, promoting all the components of media expertise, a speciality which will play an increasingly significant role.

In addition, we continue to develop certain strategically or tactically important sectors through a handful of strong and independent specialized companies.

With this organization we want to accelerate Havas's drive to progress, but not merely in terms of size. Rather, we aim to promote the qualities that help us go about our job better:

-     A passion for talent and the development of talent;

-     A passion for our clients, in order to help them to develop even further;

- A passion for new business wins, be they local, regional or global brands with great brand potential;

- A passion for creative ideas which help to sell or improve image, in traditional advertising, marketing or media;

- A passion for the development of each of our companies, enabling them to take full advantage of all our resources;

- A passion for cost reduction through a greater centralization and improved co-operation between Headquarters and divisions, to deliver better quality at a better price, while adapting our costs to the market evolution;

-     A passion for the improvement of our free cash flow and debt reduction.

This passion will help us progress rapidly because Havas, as a Group, has a number of strong assets, namely:

-     Its client list;

-     Its geographical spread;

- Its business spread across marketing services, traditional advertising and media expertise;

-     Its talents on all continents;

- Its expertise across its divisions: Euro RSCG Worldwide, Arnold Worldwide Partners and MPG as well as its Specialized Services;

-     Its new business wins. Six new global accounts were won in 2002;

-     Its multicultural, entrepreneurial values.

      To relaunch Havas's growth and make it one of the industry leaders, our first decision was to replace the former Executive Committee by four new Executive Committees:

-     A Strategic Committee;

-     A Creative Committee;

-     A Business Development Committee;

-     A Financial Committee.

                                                              Annual report 2002


                                                                               5

================================================================================


--------------------------------------------------------------------------------

These Executive Committees have four main objectives:

- Better involve the leaders of our Group and enable a new generation of talent to play a key role in our development;

- Make our Group more powerful and contemporary in the different market sectors;

-     Improve the quality of service to our clients;

-     Analyze and create the most favorable conditions for success.

For example, the Strategic Committee's role is to further develop the strategic vision for Havas and its divisions, and develop a 3-year plan per division.

The Creative Committee is generating and putting in place new ideas to enhance creativity in all Havas communication tools and techniques and further develop our image and creative reputation.

The Business Development Committee is focused on developing existing and potential clients while fostering more innovation in our development strategy.

The Financial Committee is working to reinforce our financial strategy and ensure compliance with the new laws in place concerning Corporate Governance.

We want to put emphasis on Corporate Governance and pre-empt the Sarbanes-Oxley Act. We are currently looking at all the controls and procedures concerning internal and external communication of information. Two Committees have been created: Audit and Compensation and Selection. An independent Auditor has been chosen and an Audit Committee appointed. The position of internal audit has been created and a Code of Ethics is currently being validated and then distributed to all employees.

A number of projects have been launched to centralize and reduce costs and improve our cash flow.

A new strategic and financial reporting system by division has been put in place, for commercial relations, finance and customer services.

This is just the beginning of the evolution of our Group. It has enabled us already to foster greater innovation, work more collaboratively, be more proactive and share projects and ideas together.

All this has contributed to a greater demand for quality work and a greater value placed on our products and services.

It is just the start, but it is helping us to aim very far and high for Havas."


/s/ Alain de Pouzilhac                 /s/ Bob Schmetterer


[PHOTO OMITTED]                        [PHOTO OMITTED]


Alain de Pouzilhac                     Bob Schmetterer
Chairman and CEO                       President and COO

6

================================================================================
PRESENTATION OF THE HAVAS GROUP
--------------------------------------------------------------------------------

Havas today

Havas is a global advertising and communications group

Havas, headquartered in Paris, is a multicultural, decentralized group conducting business through threemain operational divisions:

EURO RSCG WORLDWIDE

                       [EURO RSCG WORLDWIDE LOGO OMITTED]

with headquarters in New York, is present in over 65 countries through its network of agencies in Europe, North America, Latin America and the Asia-Pacific region, and offers a broad range of integrated advertising and communications services.

                                                  [PHOTO OMITTED]

                                                  Bob Schmetterer

                                                  Chairman & CEO,
                                                  Euro Rscg Worldwide

arnold worldwide partners

with headquarters in Boston, offers a broad range of services including traditional advertising as well as other communications techniques through agencies located in the world's principal markets. Arnold Worldwide Partners is a first rate, creative network.

                                                  [PHOTO OMITTED]

                                                  Ed Eskandarian
                                                  Chairman & CEO,
                                                  Arnold Worldwide Partners

MPG
MEDIA PLANNING GROUP

headquartered in Barcelona, provides media strategy, planning and buying services to its clients and operates primarily in Europe, Latin America and the United States. It also offers sports marketing services.

                                                  [PHOTO OMITTED]

                                                  Fernando Rodes Vila
                                                  CEO MPG

In addition, Havas offers a number of Specialized Services, through agencies operating in sectors that offer significant growth prospects: Corporate Public Relations, Marketing Support and Human Resources.

                                                  [PHOTO OMITTED]

                                                  Alain Cayzac
                                                  Chairman, Specialized Services

                                                              Annual report 2002


                                                                               7

================================================================================


--------------------------------------------------------------------------------

Through its main divisions, the Group covers all communications disciplines:

Traditional advertising

[PHOTO OMITTED]

Jacques Seguela
Vice-President
Chief Creative Officer


o Corporate communication strategies for the promotion of their products and services, these strategies are aimed at defining the nature and content of advertising messages;

o Creative advertising, to get across the advertising message in words and images;

o Media consulting;

o Research and surveys.

Specialized communications services

o Direct marketing: the creation and exploitation of an appropriate database for the provision of personalised communications, such as direct mail, designed to develop and maintain a measurable contact between the message sender and the highly-specific target consumer;

o Sales promotion: the conception of communications, mainly within the retail environment to induce consumer purchasing, promote consumer loyalty, increase retail consumer interest in a product or in reaction to a competitor's campaign;

o Corporate or institutional communications: the provision of communications relating to a company, rather than to its products or services (through vehicles such as annual reports to stockholders), intended to improve the renown of a company or to improve its image to stockholders, clients, suppliers and the financial markets;

o Internal communications: communications designed to disseminate important internal information, and to motivate employees;

o Sponsorship: the creation of appropriate association of a brand or a product with a television program, film or other mediatized event in order to create a positive image;

o Design: a technique for increasing sales by enhancing the design of the product and its packaging, providing visual standards for the company itself or creating a specific architecture for its commercial spaces;

o Human resources consulting: the creation of employer brand value for recruitment, training and promotion through external and internal communications;

o New communications techniques: multimedia interactive communication services (on-line and off-line). The use of interactive techniques, especially those of data mining and electronic mailing devices in order to establish a direct and bilateral communication between a company and its clients.

Media expertise and media buying

o By media expertise we mean all research and techniques making it possible to optimize the efficiency of an advertisement by determining the best adapted media to reach the greatest possible number of readers, listeners and viewers who comprise the target for a given message.

o Media expertise has taken on considerable importance with the development of television advertising because of the size of TV advertising budgets and the complexity of the audience data involved.

o     Media expertise and buying give the advertiser:

- qualitative services, helping optimize the efficacy of space bought according to a particular audience;

-     quantitative services, helping optimize purchasing conditions.

PRESENTATION OF THE HAVAS GROUP


8

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Key figures

--------------------------------------------------------------------------------

2002 Revenue by activity

                               [GRAPHIC OMITTED]

   [The following table was depicited as a pie chart in the printed material.]

               Media                                            11%

               Marketing Services                               51%

               Specialist Communications              10%

               Public Relations                        9%

               Customer Relationship Management       32%

               Traditional Advertising                          38%


--------------------------------------------------------------------------------

Estimated* 2002 Revenue by client sector

                               [GRAPHIC OMITTED]

   [The following table was depicited as a pie chart in the printed material.]

               TMT                                      20%

               Pharma & Health                          14%

               Automobile                               13%

               Finance                                  11%

               Others                                    8%

               Consumer goods                           34%

* Based on identified revenue.

--------------------------------------------------------------------------------

Debt ratios: gearing+net debt/EBITDA*

                               [GRAPHIC OMITTED]

   [The following table was depicited as a bar chart in the printed material.]

                            1998        1999        2000        2001      2002

                           10.6%        16.2%       36.2%       48.8%     55.5%
                           -0.7          0.62       1.31        4.25      2.28

*Earnings Before Interest, Tax, Depreciation, and Amortization of Goodwill.

--------------------------------------------------------------------------------
Operating cash flow and net investment in fixed assets

                               [GRAPHIC OMITTED]

   [The following table was depicited as a bar chart in the printed material.]

[EURO M]

                            1998        1999        2000        2001      2002

Operating cash flow          95          146         240         125       197
Net capital expenditure      83          341         309         308       110
--------------------------------------------------------------------------------
Average Headcount

                               [GRAPHIC OMITTED]

   [The following table was depicited as a bar chart in the printed material.]

                            1998        1999        2000        2001      2002

Total                       8,451      11,967      21,054     20,373     18,866

GB & Ireland                5,993       4,625       7,339      6,481      5,802
France                      2,458       2,603       3,247      3,188      2,877
North America                           2,626       6,094      6,336      5,656
ROW                                     2,113       4,374      4,368      4,531

                                                              Annual report 2002


                                                                               9

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2002 Revenue by Division

                               [GRAPHIC OMITTED]

   [The following table was depicited as a pie chart in the printed material.]

               AWP                                      24%

               MPG                                      12%

               ERW                                      50%

               Specialized Services                     14%

--------------------------------------------------------------------------------

2002 Revenue by Geographical Region

               Latin America                             3%

               North America                            44%

               Asia Pacific                              4%

               Europe                                   49%


--------------------------------------------------------------------------------

Productivity

                               [GRAPHIC OMITTED]

   [The following table was depicited as a bar chart in the printed material.]

[EURO M]

                            1998      1999     2000      2001     2002

Revenue per employee         104       101      85        110      105
Staff cost to revenues      57.5%     57.0%    56.6%     56.4%    56.6%

--------------------------------------------------------------------------------

Shareholders' equity + net debt

                               [GRAPHIC OMITTED]

   [The following table was depicited as a bar chart in the printed material.]

[EURO M]

                            1998      1999     2000      2001     2002

Net debt                     61       -199     -408      -703     -664
Shareholders' equity        576        733    1,127      1,442    1,197

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
[EURO M]                                                 1998      1999      2000      2001       2002
=======================================================================================================
Revenue                                                   875     1,208     1,796     2,241      1.987
                                                                                                ------
EBIT*                                                     100       151       253        81        220
                                                                                                ------
EBIT %                                                   11.4%     12.5%     14.1%      3.6%      11.1%
Net profit before goodwill amortization, Group share       58         7       124        11         95
                                                                                                ------
Net profit, Group share                                    45        56        89       (58)        26
-------------------------------------------------------------------------------------------------------
* Earnings Before Interest and Tax.

PRESENTATION OF THE HAVAS GROUP


10

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History

The current Havas company, a worldwide advertising and communications group, stems from the former "Havas agency", whose name it acquired in May 2002.

The name was that of the founder of the first press agency, created in France in 1835, Charles-Louis Havas.

In 1968 the advertising department Havas Conseil was incorporated as a "societe anonyme". This company rapidly expanded its activity and in 1975 became the holding company, under the name Eurocom, of a group consisting of subsidiaries specialized in the various disciplines of the communications sector.

Since the mid-1970s, the group has expanded its business significantly in the communications and media service sectors, both in France and outside France, broadening its scope of activities to all areas of communication as well as to new communications techniques.

The major stages in this strategy for development were the following:

In 1992

Eurocom acquired the French advertising group RSCG, thus enabling it to create the advertising network Euro RSCG Worldwide.

In 1996

The company changed its name to Havas Advertising, and created four divisions of which Euro RSCG is the main division, and whose headquarters were moved to New York in 1997.

In 1999

MPG, a new media network, was created resulting from the merger between Mediapolis, the media arm of Havas, and Media Planning, a Spanish company specialized in media buying and planning. Havas initially acquired 45% of the MPG group, and subsequently acquired the remaining 55% in May 2001. Through MPG, Havas offers a wide range of media services in major world markets.

In 2000

Havas made a bid to acquire Snyder Communications, Inc. This American group, provider of direct marketing, advertising and communications services, was organized in three branches: Bounty SCA Worldwide, Arnold Communications and Brann Worldwide. Bounty joined the Euro RSCG Worldwide network in order to strengthen its marketing services; Arnold Communications merged with Campus, Havas's second advertising network, to create Arnold Worldwide Partners, strengthened by the addition of Brann Worldwide in 2001.

Since the end of 1998
and until mid-2001

Havas adopted a strategic acquisition plan to expand and consolidate its businesses in various world markets. In addition to MPG and Snyder, the Group acquired around one hundred specialized agencies in America, Europe and the Asia-Pacific region.

Since the second half of 2001

The deterioration of the global advertising market resulted in a significant slowdown in the Group's acquisition activity. Major steps were taken to reduce costs and strategically reorganize activities among the divisions.

On May 23, 2002

The company purchased the name "Havas" and adopted it as its corporate name.

Quoted on the Paris Bourse since 1982, Havas shares are traded on the Premier Marche of Euronext Paris SA and are eligible for the SRD deferred settlement service. In addition, ADRs began trading on the Nasdaq on September 27, 2000.

                                                              Annual report 2002


                                                                              11

================================================================================

REPORT OF THE BOARD OF DIRECTORS

Corporate governance

Board of Directors

Alain de POUZILHAC
Chairman & CEO

Bob SCHMETTERER
President & COO
Chairman & CEO, EURO RSCG WORLDWIDE

Alain CAYZAC
Vice-President
Chairman, SPECIALIZED SERVICES

Ed ESKANDARIAN
Vice-President
Chairman & CEO, ARNOLD WORLDWIDE PARTNERS

Thierry MEYER
Leopoldo RODES CASTANE
Chairman, MPG

Fernando RODES VILA
Vice-President
CEO, MPG

Jacques SEGUELA
Vice-President
Chief Creative Officer

INDEPENDENT DIRECTORS(1)

Michel BOUTINARD ROUELLE

Richard COLKER
Managing Partner, COLKER, GELARDIN & CO

Pierre LESCURE
Chairman & CEO, ANNA ROSE PRODUCTION

Juan MARCH DELGADO
Chairman & CEO, CORPORACION FINANCIERA ALBA

Jacques MAYOUX
Vice-Chairman, GOLDMAN SACHS EUROPE

Patrick SOULARD
Deputy Chairman of the Investment
Bank SOCIETE GENERALE

Clement VATURI

Permanent representative of the Societe Centrale
Immobiliere et Fonciere SOCIF
Chairman & CEO, IMMOBILIERE HOTELIERE SA

Board Committees

AUDIT COMMITTEE

Richard COLKER, Chairman
Michel BOUTINARD ROUELLE
Clement VATURI

COMPENSATION AND SELECTION COMMITTEE

Thierry MEYER, Chairman
Juan MARCH DELGADO
Clement VATURI

General management

Alain de POUZILHAC, Chairman & CEO
Bob SCHMETTERER, Chairman & COO
Jacques HERAIL, Executive Vice-President, CFO

Communication

Simon GILLHAM
Vice-President

Worldwide General Counsel

David SMAIL
Vice-President

Auditors

STATUTORY

Francois BOUCHON
Societe Yves LEPINAY & Associes - FIDINTER

ALTERNATE

Fiduciaire Nationale d'Expertise Comptable - FNEC
Michel SIBI

INDEPENDENT ACCOUNTANTS

BARBIER FRINAULT et Autres, Ernst & Young network

Board Secretary

Michel RIEUSSET
General Counsel France

(1) The criteria applied to determine whether directors are independent are presented on page 13.

REPORT OF THE BOARD OF DIRECTORS


12

================================================================================

Biographies of Board Members

Alain de POUZILHAC

Chairman and Chief Executive Officer of Havas since 1989.

Alain de Pouzilhac began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as Account Executive, later becoming Account Supervisor. In 1982, he was appointed Chairman and Chief Executive Officer of Havas Conseil, one of our subsidiaries, later named HCM, then HDM. In 1989 he was appointed Chairman and Chief Executive Officer of Eurocom, today named Havas.

Robert A. SCHMETTERER

Director of Havas since May 1998 and Chairman and Chief Operating Officer of Havas since December 2002.

Bob Schmetterer began his career in advertising at Scali McCabe Sloves in 1971, becoming Managing Director in 1978. In 1984, he was appointed Chief Executive Officer of HCM later known as HDM. In 1987, he became one of the founding partners of the New York advertising agency Messner Vetere Berger McNamee Schmetterer Euro RSCG. He has served as Chairman and Chief Executive Officer of Euro RSCG Worldwide, a division of Havas, since 1997. In January 2003 he published "Leap: A revolution in creative business strategy".

Jacques HERAIL

Executive Vice-President, CFO (not a Board Member)

Jacques Herail is a graduate of the Institut d'Etudes Politiques and the Ecole Superieure des Sciences Economiques et Commerciales (ESSEC), and a certified Public Accountant. He began his career at the accounting firm Arthur Andersen in 1976. In 1984, he was appointed Financial Director of Havas Conseil (later called HCM, then HDM). In 1989, he served as Chief Financial Officer of Eurocom, currently named Havas. He was appointed Executive Vice-President and Chief Financial Officer of Havas in April 1992, Member of the Executive Committee.

Alain CAYZAC

A Director of Havas since 1992.

Alain Cayzac, a graduate of Hautes Etudes Commerciales (HEC) and of Berlin University, was an Assistant Brand Manager for Procter & Gamble, later becoming a Brand Manager. He began his career in advertising with NCK in 1969. In 1972 he was one of the founding Associate Directors of RSCG of which he was appointed Chairman in 1984. Following the merger in 1992 of RSCG and Eurocom, today called Havas, he became Chairman of Euro RSCG France, and was later appointed Chairman of Euro RSCG Worldwide. A Member of the Executive Committee, he was appointed Vice-President in 1997. Prior to his current responsibilities in charge of Specialized Services, he created and developed Havas Sports. He was Chairman of the French Association of Advertising Agencies (AACC) for five years, and Member of the Executive Committee of the Mouvement des Entreprises de France (MEDEF), a confederation of French businesses for three years. He is today Chairman of the Paris Saint-Germain ("PSG") Sports Association.

Edward ESKANDARIAN

A Director of Havas since September 2000.

A graduate of Villanova University and Harvard Business School, began his career as a scientist working for NASA. In 1971, Mr. Eskandarian became Senior Vice-President of Humphrey Browning MacDougall, an advertising agency, and in 1981 he became President and Chief Executive Officer of that agency. When London-based WCRS acquired Humphrey Browning MacDougall in the mid-1980's, he continued as Chairman and Chief Executive Officer of the newly formed WCRS Diversified Communications. In 1990, he decided to launch his own agency and purchased Arnold Advertising. He joined the Havas group in 2000 following the acquisition of Snyder and became Chairman and Chief Executive Officer of the new division, Arnold Worldwide Partners, and Member of the Executive Committee of Havas.

                                                              Annual report 2002


                                                                              13

================================================================================

Thierry MEYER

Director of Havas since June 1995 and Chairman of the Compensation and Selection Committee since 2001.

A graduate of the Universite Libre de Bruxelles and Harvard University, he began his career in 1964 at Philips Electronics N.V., a Dutch electronics company, in its marketing department. From 1969 through 1990, he served as Chairman of several subsidiaries including Philips France. From 1990 to 1995 he was a Member of the Group Management Committee of Philips, successively as Chairman of Philips Consumer Electronics and Chairman of its European divisions. From 1995 to 2002 he has been a Board Member and Advisor to a number of multinational companies, principally in the telecommunications field.

Leopoldo RODES CASTANE

Director of Havas since May 2001.

A graduate of the University of Barcelona, Leopoldo Rodes Castane founded Tiempo, an advertising agency, in 1958, and was its Chairman and Chief Executive Officer until 1984. In 1985, Mr. Rodes Castane also founded and became President of "Barcelona '92," an organization created to promote the bid of Barcelona as the host city of the 1992 Summer Olympic Games and from 1986 through 1992, he served as a Member of the Executive Committee of Summer Olympic Games of Barcelona. From 1994 to 1996, he was a Member of the International Advisory Board of Repsol, S.A., a Spanish oil and gas exploration and development company. He has been President and Chairman of the Media Planning Group, the media division of Havas, since 1999. He is currently Vice-Chairman of Banco Urquijo, a Spanish financial institution, Chairman of the Fundacio Museu d'Art Contemporani and of the Liceo Theater of Barcelona.

Fernando RODES VILA

Administrator of Havas since January 2001.

A graduate of UCB University and of Gresham College in London in Economics and Finance Management, Fernando Rodes Vila began his career in banking. In 1985, he joined Manufacturers Hanover Trust, a financial institution, as the Director of Capital Markets in Barcelona. In 1989, he became Director of company banking services at Banco Espanol de Credito, a Spanish financial institution. He was appointed Chief Executive Officer of leading Spanish media agency, Media Planning, S.A. in 1994 and in 1999 became Chief Executive Officer of Media Planning Group, the media division of Havas, and Member of the Havas Executive Committee.

Jacques SEGUELA

Director of Havas since June 1992.

Jacques Seguela has a Ph.D. in Pharmacy and began his career as a reporter for Paris Match and then for France-Soir. In 1969, he created RSCG, which merged with Eurocom in 1992 to create Euro RSCG Worldwide, today named Havas, of which he became Vice-President Chief Creative Officer and Member of the Executive Committee. He is the author of numerous books on advertising and has been involved in several campaigns for the election of political figures.

"INDEPENDENT" DIRECTORS

The following Directors are considered as "independent" according to the definition set out by the NASDAQ, the main criteria of which are as follows:

o he must not have been a paid member of staff for the past 3 years of Havas or of one of its affiliates;

o he must not have had any significant economic relation with the Company or the Group for the past 3 years, either directly or through a member of his family, nor of a company controlled by him or by a member of his family;

o he must not have received payment by the Havas group in excess of US$60,000 per year during the past 3 years, except in the case of directors' fees.

Michel BOUTINARD ROUELLE

Director of Havas since March 1997.

A graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration (ENA), he began his career in government and public affairs, before becoming Counselor to the Prime Minister in 1986. After joining Vivendi Universal Publishing, a French media group, in 1989, he was appointed Chairman and Chief Executive Officer of Vivendi Universal Publishing's affiliate Havas Media Communication from 1995 to 1999. He served as Vice-Chairman of the

REPORT OF THE BOARD OF DIRECTORS


14

================================================================================

Executive Committee of Vivendi Universal Publishing from 1997 to 1998. Since 1999, he has acted as a free-lance management consultant. He has also been a Member of the Havas Audit Committee since July 26, 2000.

Richard COLKER

Director of Havas since June 1995.

A graduate of Michigan State University, Richard Colker began his career at Wells Fargo Bank N.A., a financial institution, as Manager, Corporate Finance Department. From 1976 to 1983, Mr. Colker served as Vice-President of Banque de la Societe Financiere Europeenne, a French financial institution. From 1983 to 1990, he served as Managing Director, Investment Banking, and a Member of the London Management Committee of the investment bank Kidder, Peabody International Limited and of two of its affiliates. He currently serves as Managing Partner of Acadia Partners, a private investment company, and of Colker, Gelardin & Co., a private investment bank. He has been Chairman of the Havas Audit Committee since July 2000.

Pierre LESCURE

Director of Havas since June 1994.

A graduate of the Centre de Formation de Journalistes in Paris, he began his career in journalism, holding a variety of positions in French radio and television from 1965 to 1984. In 1984, he participated in the launch of the first private television channel in France, Canal+, and was appointed Chief Executive Officer in 1986. In 1994, he held the position of Chairman and Chief Executive Officer of Canal+ Group, and in 2001 was appointed Co-Chief Operating Officer of Vivendi Universal. He relinquished these responsibilities within Vivendi Universal and Canal+ Group in April 2002. In November 2002, he was named Director of Thomson Multimedia.

Juan MARCH DELGADO

Director of Havas since May 2001.

Juan March has a Ph.D. from the Escuela Superior de Ingenieros Industriales in Madrid, and since 1973 has co-managed the companies of the March Group and served as Chairman of the Juan March Foundation. He is currently Co-Chairman of Corporacion Financiera Alba, a Spanish financial and real estate holding company, a Director of Banco March, Member of the International Advisory Board for the Council on Foreign Relations and a Member of the Board of Directors of the Fondation Internationale Carrefour. Since October 2001 he has been a Member of the Havas Compensation and Selection Committee.

Jacques MAYOUX

Director of Havas since August 1988.

A graduate of Hautes Etudes Commerciales (HEC) and the Ecole Nationale d'Administration (ENA), he began his career in government, holding a variety of offices within the French Ministry of Finance beginning in 1952. He served as Chief Executive Officer of Credit Agricole from 1963 to 1975, Chief Executive Officer of Sacilor from 1978 to 1982, and Chief Executive Officer of Societe Generale from 1982 to 1986. Jacques Mayoux is currently Vice-Chairman of Goldman Sachs Europe and Honorary Chairman of the Societe Generale.

Patrick SOULARD

Director of Havas since December 1999.

A graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration (ENA), Patrick Soulard began his career in government, holding a variety of offices within the French Ministry of Finance from 1977 to 1986. In 1986 he joined the Banque Nationale de Paris, where he held a variety of positions, including Director of Financial Affairs, Chief Executive Officer of Banexi and Member of the Board of Directors. He joined Societe Generale as a Senior Banker in 1996. Patrick Soulard is currently Chairman of the Investment Banking Division of Societe Generale, a position he has held since 1999. He is currently Co-Chairman of the Societe Generale Finance and Investment Bank.

Clement VATURI

Permanent representative of the SOCIF (Societe Centrale Immobiliere et Fonciere) and a director of Havas since August 1988.

A graduate of the Massachusetts Institute of Technology, Clement Vaturi has served as Chairman of the Board of Immobiliere Hoteliere, a French hotel real estate development company, since 1983 and Chairman and Chief Executive

                                                              Annual report 2002


                                                                              15

================================================================================

Officer of its affiliate, SOCIF. He has been a Member of the Havas Audit Committee since July 2000, and a Member of the Compensation and Selection Committee since October 2001.

Role and activities
of the Board of Directors

The Board of Directors has fifteen members, eight of whom are nationals of countries other than France. Seven directors are independent(1). Directors are elected for a period of 3 years and may be re-elected.

The Board of Directors met five times in 2002. The average attendance rate at the meetings was 88%.

At the meeting held on March 5, 2002, the Board approved the 2001 financial statements for presentation to shareholders and decided to call the Annual General Meeting on May 23, 2002.

At the September 19 meeting, the Board approved the 2002 interim financial statements.

The Board also met immediately after the Annual General Meeting on May 23, 2002 to decide on the changes to be made to the bylaws to comply with the new French corporate governance legislation ("NRE" Act of May 15, 2001). As required by the new law, the Board was called on to decide whether or not to separate the functions of Chairman and Chief Executive Officer. The Board decided that Alain de Pouzilhac should continue to act as Chairman and Chief Executive Officer and Jacques Herail Executive Vice-President, CFO.

At the meetings on February 14 and December 12, 2002, the Board of Directors decided to set up new stock option plans. Details of these stock option plans are provided in the section entitled Additional Information.

At the September 19, 2002 meeting, the Board of Directors drew up internal rules governing the Board's activities. The main rules are as follows:

o Directors who are members of the Executive Committee may not take part in Board decisions concerning their compensation package;

o Directors may take part in Board meetings by video-conference, except for certain decisions where the law requires directors to be physically present at the meeting;

o     All Havas shares held by directors must be registered;

o Directors are required to disclose to the Company all purchases and sales of Havas shares carried out directly or through a third party, on their own behalf or on behalf of a third party.

At the December 12, 2002 meeting, the Board decided to:

o     appoint Bob Schmetterer as President and Chief Operating Officer;

o     replace the Executive Committee with four new Committees:

      -     the Creative and Finance Committees headed by Alain de Pouzilhac,

      - the Strategy and Business Development Committees headed by Bob Schmetterer,


o     allow a new generation of managers to come to the fore.


The Board also approved the recommendation of the Audit Committee to appoint Ernst & Young as Statutory Auditors to the Group and to sign off on the U.S. GAAP accounts.

(1) The criteria applied to determine whether directors are independent are presented on page 13.

REPORT OF THE BOARD OF DIRECTORS


16

================================================================================

Committees of the Board

Audit Committee

TERMS OF REFERENCE

In accordance with its internal rules, the Audit Committee reviews the annual and interim financial statements of the Company and the Group prior to their submission to the Board of Directors. The Committee also ensures that the internal and external Auditors have the necessary resources to perform their audits. It can commission studies and make enquiries about all matters falling within its terms of reference.

MEMBERS

The Audit Committee is made up of three directors appointed to the Committee by the Havas Board of Directors:

o     Richard COLKER, Chairman of the Committee;

o     Michel BOUTINARD ROUELLE;

o     Clement VATURI.

These three persons are independent directors according to the NASDAQ definition.

MEETINGS

The Audit Committee met six times in 2002. All three members were present at all of these meetings.

The Audit Committee also met with the Auditors without any member of Havas staff being present, in accordance with the Committee's internal rules.

MATTERS DISCUSSED

During these meetings, the Committee met with the Auditors and the Ernst & Young representatives responsible for coordinating the audits of the various Group companies, as well as with members of Havas personnel, to review the following sets of accounts prior to their submission to the Board of Directors:

o the consolidated accounts for the year ended December 31, 2001, prepared in accordance with French GAAP for submission to the French stock market authorities (Commission des Operations de Bourse - COB),

o the consolidated accounts for the year ended December 31, 2001 prepared in accordance with U.S. GAAP for submission to the Securities and Exchange Commission (SEC),

o the French GAAP consolidated accounts for the six months ended June 30, 2002 intended for publication.

Several meetings of the Audit Committee were devoted to selecting an international audit firm to coordinate the audits of Group companies, covering the accounts to be included in the Group's consolidated financial statements and
- in most countries - the audit of the local statutory accounts.

The Audit Committee listened to oral presentations by the shortlisted candidate firms, without any Havas staff being present, before making its recommendation to the Board of Directors.

Lastly, the Audit Committee discussed the following issues with the Statutory Auditors, the Auditors of the Group accounts and members of Havas staff:

o the organization of the audits of the Group companies at December 31, 2002;

o     internal control systems in place in the various Group companies;

o the implications for the Havas group's accounts of emerging accounting issues for communications groups and accounting guidelines issued by the SEC and the COB;

o implementation of new corporate governance rules applicable to listed companies - the NRE Act in France and the Sarbanes-Oxley Act in the United States.

Report of the Compensation and Selection Committee

This report was drawn up by the Committee and presented to the Havas Board of Directors on March 5, 2003. Its purpose is to describe the Committee's role and the matters dealt with during 2002.

                                                              Annual report 2002


                                                                              17

================================================================================

Its inclusion here is a demonstration of the commitment of Havas' Chairman and CEO to applying the highest standards of corporate governance and making detailed disclosures to shareholders.

1  Presentation of the Committee

The Compensation and Selection Committee was set up at the end of 2001.

MEMBERS

The Compensation and Selection Committee is made up of three directors appointed to the Committee by the Havas Board of Directors:

o     Thierry MEYER, Chairman of the Committee;
o     Juan MARCH DELGADO;
o     Clement VATURI.

Apart from their membership of the Compensation and Selection Committee and the Audit Committee, and also of the Board of Directors, none of the Committee members hold any other functions within the Group. They are not paid any compensation by the Group, except for directors' fees.

ROLE OF THE COMPENSATION AND SELECTION COMMITTEE

The members of the Committee have drawn up internal rules which have been approved by the Board of Directors. These rules define the Committee's terms of reference as follows:

o Review the structure and amount of compensation packages awarded to the Chairman and Chief Executive Officer, the Presidents and Chief Operating Officers and other executive directors, as well as the criteria and performance objectives used to determine the variable component of their compensation.

o Review the policy governing the grant of stock options to the Chairman and Chief Executive Officer, the Presidents and Chief Operating Officers and the other executive directors.

o Propose the amount of directors' fees to be submitted to shareholders for approval and, where appropriate, make recommendations concerning the allocation of the fees among the directors.

o Make recommendations concerning candidates to succeed the Chairman and the selection of directors and senior executives, as well as the promotion of high fliers.

The Compensation and Selection Committee also examines any other matters submitted to it by the Chairman and Chief Executive Officer or the Board of Directors.

MEETINGS OF THE COMMITTEE

The Committee met five times in 2002 to discuss compensation issues. In addition, between January 1 and March 6, 2003, the Committee met twice to discuss compensation issues and once to discuss selection issues. All of the members were present at each meeting.

Around ten preparatory meetings were organized by the Chairman of the Committee, to deal in detail with technical and strategic questions related to the issues before the Committee.

The Committee is advised during its full meetings and preparatory sessions by an independent expert, Bruno Fourage, a partner of Archibald International. Bruno Fourage was appointed by the Committee and the Committee has sole authority to dispense with his services. His services consist mainly of producing benchmarking analyses of compensation practices and advising on technical questions.

To date, all the issues discussed by the Committee have been placed on the agenda by the Committee members.

So far, all decisions of the Committee have been adopted unanimously by all the members.

REPORT OF THE BOARD OF DIRECTORS


18

================================================================================

2 Issues examined by the Compensation and Selection Committee since its formation

2.1 HAVAS COMPENSATION POLICY

Philosophy and principles

Since 2002, the Committee reviews both the aggregate amount and the structure of executive directors' compensation packages.

The compensation policy defined by the Committee is designed to motivate Group executive directors and to closely align their interests with those of shareholders. The principles underpinning the policy are as follows:

o The overall amount and structure of compensation packages are determined based on market comparisons, to ensure that they are competitive;

o The total amount of each executive director's compensation package - including stock awards - depends to a significant extent on the attainment of performance targets;

o The performance targets applied reflect both the Group's absolute performance and its relative performance compared with its peer group.

Components of compensation packages

The compensation packages of executive directors comprise:

o     a fixed salary;

o     an annual bonus;

o     a deferred bonus.

In addition, executive directors may be awarded incentive stock options.

a - Fixed salary

Fixed salaries are based on market rates of pay for equivalent positions.

b - Annual bonus

Annual bonuses are determined based on a range of criteria, including:

o     EBIT(1);

o     organic growth;

o     cash earnings per share (EPS before amortization of goodwill);

o     qualitative criteria.

To contribute to the Group's aim of strengthening its financial position, the Committee decided that, effective from 2003, up to one third of annual bonuses should be determined based on growth in consolidated cash flow.

Annual bonuses represent the equivalent of between 50% and 100% of the individual's fixed salary, if all of the targets are met. The rate depends on the executive director's function and the division. If the targets are exceeded, the bonus may represent up to between 100% and 200% of the fixed salary.

c - Deferred bonus

The Committee decided that it would be appropriate to introduce a deferred bonus system in 2003 for executive directors who, by virtue of their position, exercise considerable influence within the Group. The Committee's view is that such a system represents an appropriate complement to the annual bonus system, in that payments are based on medium-term performance, encouraging executives to adopt a long-term strategic vision.

The Committee was anxious to ensure that the system would protect the Company's interests while also creating value for shareholders. Deferred bonuses are therefore determined based on Havas' performance in relation to that of the six main companies in its peer group (Omnicom, IPG, WPP, Publicis, Aegis and Grey). This benchmark ensures that only underlying performance is taken into account, and not the effects of changing economic conditions. The main yardstick applied is growth in cash earnings per share, and account is also taken of the level of net debt.

(1)   Earnings Before Interest and Tax.

REPORT OF THE BOARD OF DIRECTORS


19

================================================================================

d - Stock options

The stock option policy for executive directors decided by the Committee in 2002 has been renewed in 2003. Under this policy, stock option grants are tied to:

o achievement of Havas performance targets, mainly growth in cash earnings per share, and,

o Havas' share performance in relation to that of the six main companies in its peer group. For options to be granted, Havas must rank among the top three in terms of share performance. The number of options granted decreases significantly between the 1st and the 3rd place.

Based on these two conditions, no executive directors were granted stock options in 2002 under the 2002 plan.

The option grants decided by the Board of Directors on February 14, 2002 were made under the 2001 plan. The rules of this plan were those in force within the Group before the Compensation and Selection Committee was set up.

The Compensation and Selection Committee is informed of option plans for executives who are not directors but is not called on to make any recommendations concerning these plans. Grants under these plans are made in two phases:

o 50% of the options are granted at the beginning of the year, with the aim of increasing management motivation;

o the other 50% are granted at the beginning of the following year, if applicable, to reward the achievement of financial targets.

In total, over 1,200 Group employees are eligible for stock options.

2.2 DIRECTORS' FEES

The Compensation and Selection Committee changed the method used to allocate directors' fees, effective from 2003, in line with best practice and to reward directors on a similar basis as management. Fixed fees have been reduced by 25% and variable fees - ranging from 0% to 40% of the fixed fee - are now tied to growth in Havas' EBIT margin rate.

The fees paid to executive directors are included in and are not in addition to the compensation package decided by the Compensation and Selection Committee.

Lastly, part of the fee awarded to all directors - executives and non-executives
- is paid in Havas stock which may not be sold for as long as the director concerned sits on the Havas Board.

2.3 ELECTION TO THE BOARD OF JEAN DRUCKER*

In order to increase the number of independent directors on the Havas Board, the Compensation and Selection Committee has recommended the election to the Board of Jean Drucker, Chairman of the Supervisory Board of M6.

3 Matters currently under consideration

As part of its ongoing drive to overhaul Group compensation systems, the Compensation and Selection Committee is currently considering recommending the implementation of a long-term program involving:

o significant investment in Havas' capital by management to align their interests even more closely with those of shareholders,

o the payment of variable compensation based on the creation of shareholder value.

Several projects are currently being considered.

In its role as Selection Committee, the Committee plans to begin discussing with management a plan to set up a career management program.

*     Subsequent to this proposal, Mr. Jean Drucker has died.

REPORT OF THE BOARD OF DIRECTORS


20

================================================================================

4 Directors' compensation

Net compensation paid in respect of 2002

--------------------------------------------------------------------------------------------------------------------
    (in EURO)                               Fixed         Variable           Other      Directors'         NET TOTAL
                                     compensation     compensation    compensation(1)         fees(2)           2002
--------------------------------------------------------------------------------------------------------------------
Executive directors
--------------------------------------------------------------------------------------------------------------------
Alain de POUZILHAC                        915,717          319,836          12,104          52,383         1,300,040
--------------------------------------------------------------------------------------------------------------------
Bob SCHMETTERER                           985,246        1,336,440          83,213          50,000         2,454,899
--------------------------------------------------------------------------------------------------------------------
Alain CAYZAC                              393,901          334,614          11,881          44,764           785,160
Ed ESKANDARIAN                            607,128          161,289          13,284          48,000           829,701
--------------------------------------------------------------------------------------------------------------------
Jacques HERAIL                            628,743          360,581          11,876               -         1,001,200
--------------------------------------------------------------------------------------------------------------------
Leopoldo RODES CASTANE(3)                 548,517          504,500         250,000          58,000         1,361,017
Fernando RODES VILA                       493,800          400,000          75,000          50,000         1,018,800
--------------------------------------------------------------------------------------------------------------------
Jacques SEGUELA                           393,955          359,045          12,067          44,769           809,836
--------------------------------------------------------------------------------------------------------------------
Subtotal                                4,967,007        3,776,305         469,425         347,916         9,560,652
--------------------------------------------------------------------------------------------------------------------
Non-executive directors
--------------------------------------------------------------------------------------------------------------------
Michel BOUTINARD ROUELLE                                                                    62,000            62,000
Richard COLKER                                                              63,788          68,000           131,788
Pierre LESCURE                                                                              40,000            40,000
Juan MARCH DELGADO                                                                          60,000            60,000
Jacques MAYOUX                                                                              50,000            50,000
Thierry MEYER(4)                                                            63,618          65,000           128,618
Patrick SOULARD                                                                             58,000            58,000
SOCIF                                                                                       48,000            48,000
Clement VATURI                                                                              22,000            22,000
Subtotal                                        0                0         127,406         473,000           600,406
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                   4,967,007        3,776,305         596,831         820,916        10,161,058
--------------------------------------------------------------------------------------------------------------------

The amounts shown above correspond to the total compensation paid to each director by all entities in the Group. Those amounts in the above table that were paid in U.S. dollars or British sterling were converted into euro at the average exchange rates for 2002 published by the Banque de France.

(1)   Including benefits in kind.
(2)   Including attendance fees of Committees of the Board.
(3) The compensation paid to Leopoldo Rodes Castane was set in a contract drawn up in January 2001 at the time of acquisition of MPG by Havas.
(4)   Thierry Meyer is also Director of a Group subsidiary.

                                                              Annual report 2002


                                                                              21

================================================================================

Options granted to and exercised by executive directors in 2002

----------------------------------------------------------------------------------------------------------------------------
                        Number of        Exercise        Plan     Expiry    Number of     Number of      Exercise       Plan
                          options           price(1)                date      options       options         price
                          granted                                             granted     exercised
                        under the                                           under the       in 2002
                        2001 plan(1)                                        2002 plan
============================================================================================================================
Alain de POUZILHAC        306,778      [EURO]8.41     02/14/02   02/13/09           0       176,000    [EURO]4.23   12/05/96
Bob SCHMETTERER           204,519      [EURO]8.41     02/14/02   02/13/09           0           N/A
Alain CAYZAC               51,130      [EURO]8.41     02/14/02   02/13/09           0           N/A
Ed ESKANDARIAN            102,260      [EURO]8.41     02/14/02   02/13/09           0           N/A
Jacques HERAIL            306,778      [EURO]8.41     02/14/02   02/13/09           0           N/A
Fernando RODES VILA       132,937      [EURO]8.41     02/14/02   02/13/09           0           N/A
Leopoldo RODES CASTANE          0             N/A          N/A        N/A           0           N/A
Jacques SEGUELA(2)         51,130      [EURO]8.41     02/14/02   02/13/09        200,000        N/A
----------------------------------------------------------------------------------------------------------------------------

(1)   Adjusted following the distribution of reserves on June 11, 2002.
(2) Options granted to Jacques Seguela in 2002 were based on the Havas group's ranking in the creative awards and not on cash earnings per share. The decision to grant 200,000 options at a price of (euro)2.70 was taken by the Board Meeting on March 24, 2003.

Alain de POUZILHAC is awarded 300,000 stock options per year by the Board of Directors in exchange for waiving a substantial proportion of his pension entitlement under the plan established in 1978 - prior to his appointment - and which is now closed. In 2002, Alain de POUZILHAC informed the Board that he was waiving his option allocation for that year.

None of the directors hold stock options granted by any other Group company.

STOCK OPTIONS GRANTED TO THE TEN GROUP EMPLOYEES OTHER THAN DIRECTORS WHO RECEIVED THE GREATEST NUMBER OF OPTIONS IN 2002

Total number of options granted in 2002: 479,715 options at an exercise price of
(euro)8.41.

STOCK OPTIONS EXERCISED BY THE TEN GROUP EMPLOYEES OTHER THAN DIRECTORS WHO EXERCISED THE GREATEST NUMBER OF OPTIONS IN 2002

In 2002, the ten employees concerned exercised 532,675 stock options at a weighted average exercise price of (euro)3.45.

Role and activities
of the Executive Committees

At the Board Meeting on December 12, 2002, in addition to proposing the appointment of Bob SCHMETTERER as President and Chief Operating Officer, the Chairman recommended abolishing the Executive Committee and setting up four new Committees.

The aim of the new Executive Committees is to guide Havas in its drive to establish an integrated communications offering, enhance service quality and creativity, and boost cash flow. They create an opportunity to bring to the fore a new generation of leaders who will play a decisive role in shaping the Group's future.

The Committees were set up in January 2003, with either Alain de POUZILHAC or Bob SCHMETTERER as a standing member.

- The Strategy Committee is chaired by Bob Schmetterer. Its other members come from the Group's three divisions and represent all of the various communications businesses.

- The Creative Committee is chaired by Alain de Pouzilhac and its members include the divisional Creative Directors.

- The Finance Committee is chaired by Alain de Pouzilhac; members include the Group Chief Financial Officer and the divisional CEOs and CFOs.

- The Business Development Committee is chaired by Bob Schmetterer; the other members consist of a cross-section of divisional leaders.

Each Committee has between 10 and 12 members and will meet six times a year. The composition of the Committees will evolve in response to changes in the issues facing the Group.

REPORT OF THE BOARD OF DIRECTORS


22

================================================================================

Shareholders' page

Change in HAVAS share prices and volumes

(SICOVAM CODE 12188)

                               [GRAPHIC OMITTED]

[The following table was depicted as a bar chart in the printed material.]

------------------------------------------------------------------------------------------------------------------
                    2002                     2001                     2000                     1999
------------------------------------------------------------------------------------------------------------------
            Volume        Share        Volume       Share       Volume       Share       Volume       Share
           (thousands)    Price      (thousands)    Price     (thousands)    Price     (thousands)    Price
                          (euro)                    (euro)                   (euro)                   (euro)
------------------------------------------------------------------------------------------------------------------
Month
------------------------------------------------------------------------------------------------------------------
Jan           1,735        8.55         1,561        15.89         662        23.03          568        7.25
----------------------------------------------------------------------------------------------------------------
Feb           1,438        8.79           955        15.20       1,256        28.00          724        8.90
----------------------------------------------------------------------------------------------------------------
March         2,238       10.33         1,482        13.66         960        28.25          362        8.98
----------------------------------------------------------------------------------------------------------------
April         1,678        8.30         1,209        14.88       1,448        27.45          343        9.60
----------------------------------------------------------------------------------------------------------------
May           2,788        7.90         1,469        15.61         892        23.55          402        9.36
----------------------------------------------------------------------------------------------------------------
June          3,235        6.23         4,620        13.00         605        23.95          439       10.45
----------------------------------------------------------------------------------------------------------------
July          1,791        5.15         1,324        11.91         429        24.45          305       10.55
----------------------------------------------------------------------------------------------------------------
Aug           2,225        4.45           974        10.20         943        26.61          278       11.20
----------------------------------------------------------------------------------------------------------------
Sept          2,284        3.40         2,168         6.70       2,321        17.90          265       11.25
----------------------------------------------------------------------------------------------------------------
Oct           2,163        4.60         1,959         8.25       1,878        18.99          619       13.33
----------------------------------------------------------------------------------------------------------------
Nov           2,411        5.38         1,749         8.45       1,178        15.00        1,518       18.80
----------------------------------------------------------------------------------------------------------------
Dec           2,326        3.70         1,700         8.13       1,914        15.40          501       21.15
----------------------------------------------------------------------------------------------------------------

On the last trading day of each month - Adjusted for the split 20:1 in May 2000.

Data per share over the last 5 years

(ADJUSTED FOR THE NOMINAL VALUE OF (EURO)0.40 PER SHARE)

(in euro)                                                    2002          2001          2000          1999          1998
--------------------------------------------------------------------------------------------------------------------------
High                                                        11.00         18.50         36.50         22.20         10.12
Low                                                          2.80          5.30         14.70          6.95          5.94
As at December 31                                            3.70          8.13         15.40         21.15          7.13
EPS(1)                                                       0.31          0.04          0.60          0.48          0.41
Year and P/E Ratio                                           11.9x        203.2x         25.7x         44.1x         17.4x
Net dividend                                                 0.09(2)       0.17          0.17          0.15          0.13
Tax credit (Avoir fiscal)                                   0.045(2)      0.085         0.085         0.075         0.065
Gross dividend                                              0.135(2)      0.255         0.255         0.225         0.195
Gross yield at December 31                                   3.65%          3.2%          1.7%          1.1%          2.7%
Shares ('thousands) in issues as at December 31           305,219       304,320       266,497       151,880       143,840
Market capitalization as at December 31 (in [EURO]M)      1,129.3       2,474.1       4,104.0       3,212.3       1,025.1
--------------------------------------------------------------------------------------------------------------------------

(1) Diluted, net income, Group share (before amortization of goodwill) per share. For full details, see page 36.
(2)   Dividend to be proposed at the Shareholders' Meeting on May 21, 2003.

                                                              Annual report 2002


                                                                              23

================================================================================

Breakdown of Havas shareholders

AS AT DECEMBER 31, 2002

in %
--------------------------------------------------------------------------------
France                                                                      47.0
U.K                                                                         11.4
Other Europe                                                                21.5
USA                                                                         16.3
ROW                                                                          0.6
Treasury stock                                                               3.2
--------------------------------------------------------------------------------
(source: Thomson Financial/Euroclear)

As at December 31, 2002, the Company held 9,629,547 of its own shares. To the best knowledge of the Board of Directors, the breakdown of the equity holdings and voting rights was as follows:

                                                          Equity   Voting rights
================================================================================
Putnam(1)                                                  11.9%           12.3%
Directors and employees                                     0.4%            0.4%
Treasury stock                                              3.2%             --
Public                                                     84.5%           87.3%
--------------------------------------------------------------------------------

(1) Includes two American investment funds, Putnam Investment Management LLC and the Putnam Advisory Company LLC. The breakdown of equity holdings between these two funds has not been communicated.

The difference between % of voting rights and equity holdings is related to the existence of treasury stock, since for voting purposes, the Company-owned shares are cancelled.

To the best knowledge of the Board of Directors, on December 31, 2002, no other shareholder held, directly or indirectly, more than 5% of the equity or voting rights in the Company.

As at April 15, 2003, the Company held 8,121,459 of its own shares. To the best knowledge of the Board of Directors, the breakdown of the equity holdings and voting rights was as follows:

                                                          Equity   Voting rights
================================================================================
Putnam(1)                                                   4.6%            4.8%
Directors and employees (2)                                 0.4%            0.4%
Treasury stock                                              2.7%             --
Public                                                     92.3%           94.8%
--------------------------------------------------------------------------------

(1) Includes two American investment funds, Putnam Investment Management, LLC and the Putnam Advisory Company, LLC. The breakdown of equity holdings between these two funds has not been communicated.

(2) The companies controlled by Mr. Juan MARCH DELGADO's family own 4.86% of equity and 4.99% of voting rights as at March 31, 2003, and companies controlled by the families of Messrs Leopoldo RODES CASTANE and Fernando RODES VILA own 2.94% of equity and 3.02% of voting rights at the same date.

Employee equity ownership

As at December 31, 2002, 193,000 shares have been identified as held by employees. This identification is obligatory only on collective funds where the employees do not have free access to such shares.

Financial communications

Havas's financial communications policy is to provide our shareholders, both individual and institutional, with the most transparent and complete information possible on our results, strategy, recent developments and outlook. The six regular financial announcements and the AGM provide a multitude of opportunities for contact between the Group and the financial community. In 2002 alone, the Group sent out more than 50 press releases to the financial community and hosted 8 results conference calls. The top management met with institutional investors in Paris, London, New York, Boston, Stockholm, Copenhagen, Geneva and Zurich. For the second year running, a workshop was organized for sector analysts to help them to get a better understanding of specific disciplines within the communications field.

In order to ensure that the information we provide to shareholders is available to all, the Investor Relations section of the Havas website www.havas.com/ was upgraded in March 2002, enabling easier access and providing more rapid printing facilities, including the option to register for

REPORT OF THE BOARD OF DIRECTORS


24

================================================================================

the alert facility as news is breaking and providing contact names and addresses for all queries. It now also includes share price analysis tools.

Quoted vehicles

Euronext                                     Sicovam code                  ISIN
================================================================================
Ordinary Shares                                     12188          FR0000121881

"New" Ordinary Shares
(ex-2002 dividend)                                   6780          FR0000067803

1999 Convertibles(1)                                18071          FR0000180713

2000 Convertibles(1)                                18074          FR0000180747

2002 Convertibles(1)                                18847          FR0000188476

(1) See page 108 for details.

NASDAQ
================================================================================
American Depository Receipts (ADR)                                   Ticker HAVS

One ADR correponds to one Havas share.

Financial calendar

May 13, 2003                                            Revenue 1st Quarter 2003
May 21, 2003                                              Annual General Meeting
June 18, 2003                                                   Dividend payment
July 31, 2003                                           Revenue 2nd Quarter 2003
September 18, 2003                                          2003 Interim Results
November 13, 2003                                       Revenue 3rd Quarter 2003
February 12, 2004                                         Revenue Full Year 2003
March 4, 2004                                             Full Year 2003 Results

Investor Relations team

Virginia JEANSON

Catherine FRANCOIS

Phone:                                                        (+33) 1 58 47 9123

Fax:                                                          (+33) 1 58 47 9138

E-mail:                                                      investors@havas.com

2, allee de Longchamp

92281 Suresnes Cedex -- France

www.havas.com

                                                              Annual report 2002


                                                                              25

================================================================================

Sustainable Development

The Havas group's sustainable development policy is built around a stringent code of ethics, a human resources policy designed to help all employees achieve their personal and professional goals, and a strong commitment to the community as well as to protecting the environment.

I - Managing the social consequences of the business

Havas is a decentralized, multi-cultural group in which all the divisions enjoy a high level of autonomy. Unity is achieved through a shared set of values. The common thread running through the divisions' human resources policies is recognition of one all-important fact: the Group's most precious asset is its people.

1 Employee numbers

As of December 31, 2002, the Havas group had 17,972 employees, including:

-     8,635 in the Euro RSCG Worldwide division;

-     3,312 in the Arnold Worldwide Partners division;

-     2,208 in the MPG division;

-     3,623 in Specialized Services, and

-     194 in corporate functions.

The average number of employees in 2002 was 18,866, down 7.4% on the previous year. The decrease can be explained as follows:

Average number of employees in 2001                                      20,373

Employees of newly-acquired companies                                       188

Employees of divested and discontinued
businesses                                                                 (370)

Terminations and resignations                                            (1,325)
                                                                        -------
Average number of employees in 2002                                      18,866

2 New hires

During 2002, the Group's main networks took on 2,653 new staff, including:

-     1,765 in Euro RSCG Worldwide;

-     589 in Arnold Worldwide Partners; and

-     299 in MPG.

No specific problems were encountered in attracting qualified candidates.

The breakdown by division between staff taken on under permanent and fixed term contracts is as follows:

- Euro RSCG Worldwide took on 1,263 employees under permanent contracts and 502 under fixed term contracts;

- Arnold Worldwide Partners recruited 520 employees under permanent contracts and 69 under fixed term contracts; and

- The MPG division, which does not experience peaks of activity requiring a significant increase in employee numbers for short periods, took on 299 employees, all under permanent contracts.

3 Use of sub-contractors

The nature of the advertising business is such that the Euro RSCG Worldwide and Arnold Worldwide Partners networks both regularly use the services of free-lancers. In 2002, Euro RSCG Worldwide worked with 867 free-lancers and Arnold Worldwide Partners with 744.

4 Human resources policy

The networks endeavor to attract and retain the best talent by offering them the opportunity to achieve both personal and professional fulfillment.

General and specific training programs have been established to help staff move up the career ladder. Examples of specific programs include:

- the Euro RSCG Strategic Trendspotting and Research program to give staff a better understanding of certain industries;

REPORT OF THE BOARD OF DIRECTORS


26

================================================================================

      similar programs were held by the Arnold University; Innovation Workshops organized jointly with the IMD Business School in Lausanne for Euro RSCG creative teams.

- General training is provided through the twice-yearly global conventions organized by Euro RSCG to promote knowledge and ideas sharing among creative teams from the various regions of the world. MPG has set up a large-scale management program in France with CEDEP to enhance the general and specific knowledge of its teams, while Euro RSCG launched the CBI Learning Lab project to promote creative cross-fertilization among the various sectors and regions.

All of the divisions encourage regional and international mobility, at both the business and agency level.

MPG has made worldwide mobility a vector for its global expansion. At Euro RSCG, all positions to be filled throughout the world are posted on StarNet, the firm's intranet.

Compensation policies are determined at the level of each entity, based on Group-wide principles. Emphasis is placed on rewarding individual performance and the fulfillment of objectives. For example, the Euro RSCG Creative Business Ideas(R) Awards organized each year reward the best creative ideas, following a competition open to teams from the entire global network.

Havas' divisions use all the means available to them to promote staff loyalty. Considerable effort is put into helping staff achieve an appropriate work-life balance, through flexible working hours, personal services programs and other measures.

All of the Havas group entities comply with the laws and regulations in force in the countries where they operate, covering:

-     workplace hygiene and safety;

-     employment opportunities for disabled workers;

-     benefit schemes;

-     employee-employer relations and collective agreements;

-     absenteeism and its causes;

-     equal opportunities for male and female employees.

II - Environmental impact of the business

The agencies' businesses are conducted in strict compliance with national regulations concerning the protection of the landscape, outdoor advertising and environmental protection.

On a more practical note, recycling paper and ink cartridges and maximizing energy efficiency are becoming common practice in all the Group entities.

Advertising and promotional materials produced by the agencies comply fully with the applicable environmental laws and regulations.

Havas also encourages its creative teams to contribute to environmental communication campaigns on a pro bono basis.

The services provided by advertising and communications agencies to their clients do not present any particular risk for the environment.

III -A good corporate citizen

Havas is committed to being a good corporate citizen, and a number of initiatives have been launched by the Group to support humanitarian and socially responsible projects.

In 2002, Euro RSCG in the Czech Republic organized a campaign for the United Nations High Commission for Refugees and Euro RSCG Switzerland organized a campaign to raise awareness of human rights abuses in Tibet. Several campaigns were launched to support the fight against cancer in France, Finland and Australia, and the Euro RSCG agencies in Austria, the United States and France worked free of charge to develop campaigns and support associations working in the areas of drug abuse and child sexual abuse. Euro RSCG C&O produced a film free of charge to raise public awareness of the problems of the homeless which was shown in France. In Brazil, a campaign was developed to help break down the prejudices of families looking to adopt a child.

The Arnold Worldwide Partners and Media Planning Group agencies support charities set up to help sick children - such as the Pepper Foundation in the U.K. - and homeless

                                                              Annual report 2002


                                                                              27

================================================================================

women's shelters in the United States, as well as participating in the actions of associations and NGOs such as Medecins Sans Frontieres to promote improved education and healthcare in India. The agencies' staff also visit patients in hospital in the United States and the United Kingdom.

Havas and Havas Sports (MPG) launched a joint fund-raising drive to support the Institut Curie in France and Marie Curie Cancer Care in Scotland.

Business activities

EURO RSCG WORLDWIDE

BUSINESS DESCRIPTION

Euro RSCG Worldwide, the world's fifth largest advertising agency network, according to Advertising Age(1) is dedicated to providing its clients with creative business solutions that go beyond traditional advertising. Euro RSCG Worldwide provides a broad range of services to its clients including advertising, marketing services, interactive communications, corporate communications and healthcare communications. Euro RSCG Worldwide ranked as first in marketing services(2), third in healthcare(3), and first in interactive advertising(4).

2002 Revenue breakdown by discipline:
================================================================================
                                                                    % of revenue

Advertising                                                                  46%

Corporate Communications                                                     10%

Healthcare                                                                   15%

Interactive                                                                  10%

Marketing Services                                                           19%

Euro RSCG Worldwide was founded in 1991 and today has operations in 65 countries throughout the world. The division is organized into five regions: Europe, North America, Latin America, India/Middle East and Asia Pacific. The strength of each discipline varies by country and region.

As the 5th largest agency network, based on revenues, on a global basis, behind McCann-Erickson Worldwide, DDB Worldwide, BBDO Worldwide and Lowe, Euro RSCG has strong positions around the world. According to Advertising Age(1), the network was ranked number 6 in North America, number 2 in Europe, number 14 in Asia Pacific, and number 4 in Latin America.

--------------------------------------------------------------------------------

(1)   Advertising Age (April 22, 2002) based on estimated 2001 revenues.
(2)   Direct Marketing Association 2001, based on estimated 2001 revenues.
(3)   Med Ad News 2002, based on estimated 2001 revenues.
(4) Based on Adweek rating in February 3, 2003 issue, based on estimated 2001 revenues.

REPORT OF THE BOARD OF DIRECTORS


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================================================================================

Geographical breakdown of 2002 revenue:
================================================================================
                                                                    % of revenue
Europe                                                                       46%

North America                                                                42%

APAC                                                                          7%

India/Middle East                                                             1%

Latin America                                                                 4%

STRATEGY FOR GROWTH AND DEVELOPMENT

As the business climate becomes more challenging, clients are increasingly demanding greater accountability, higher demonstrable return on their marketing dollars and more integrated marketing solutions. In response to this, delivering Creative Business Ideas(R) to its clients has become Euro RSCG's worldwide mission. Creative Business Ideas(R) unite creativity and strategy in new ways, resulting in breakthrough solutions beyond traditional advertising-ultimately transforming the nature of business itself. With this new business model of integrated business units, Euro RSCG Worldwide is better able to help clients develop their products, services and operations with a more comprehensive, creative, practical and strategic perspective-providing creative solutions that genuinely can, and have, transformed clients' businesses.

BUSINESS ACTIVITY IN 2002

In a tough year of cautious client spending on communications, significant budget cuts with some major clients, particularly in the TMT sector, and increasing pressure on fees, Euro RSCG refocused its attention on winning new business and developing business with its existing clients while continuing to reduce costs and adapt its structures to demand.

In 2002, Euro RSCG began an internal reorganization designed to provide a more integrated multi-disciplinary offering of services to its clients: the "Power of One". The Power of One brings together agencies within one region but in different disciplines, into one business unit, with one set of objectives and management incentives linked to that objective. By the end of 2002, two Power of One integrated business units were operational in the United States. In addition, Euro RSCG is in the process of implementing the Power of One in France, the United Kingdom, Spain and in its network of healthcare agencies, Euro RSCG Life.

Euro RSCG believes that this new integrated organization will be a positive factor in attracting new business and developing business from existing clients. In 2002, Euro RSCG won a large share of the global advertising accounts of Reckitt Benckiser, the U.K.-based international consumer goods company, with its new business teams working together on an integrated communications pitch. The addition of this global consumer goods account adds strength and balance to the network's impressive client portfolio. Existing clients have also demonstrated their confidence in Euro RSCG's capacity to provide integrated communications. In 2002, Euro RSCG won new accounts with Peugeot, across new geographies such as Australia and in more disciplines, particularly in the marketing services domain. Other important gains in 2002 include the strong local brands: Nokia, Suncorp Metway, Telekom Austria, Argos, Brahma, BBVA, Michelin, Weekly Reader, Vodafone, MAAF, SNS Bank, Drexel Heritage, Teacher Training Association, Dicos, Primeco Personal Communications, Char-broil, First Horizons, China First Auto Works and Ikea.

New business activity in 2002 could not compensate for increasing fee pressure from existing clients, some account losses due mainly to account consolidation, severe communications budget cuts within the TMT sector and, in particular, the budget cuts accompanying the Chapter 11 filing of WorldCom, one of the network's top ten clients in 2001.

Euro RSCG Worldwide agencies have had recognition for a large number of advertising campaigns at various awards institutions. The most significant awards attributed during 2002 include gold, silver and bronze FIAP Awards to CraveroLanis Euro RSCG in Argentina for work on Peugeot, Channel 13, Clarin Encyclopaedia, Sibarita, Much Music and Gancia; at the Cannes International Advertising Film Festival, a gold Lion went to Euro RSCG Netherlands for Nokia, a silver to Euro RSCG C&O for Airbus, and a bronze to

                                                              Annual report 2002


                                                                              29

================================================================================

CraveroLanis Euro RSCG for Philips. The gold Epica was awarded to Italian agency Euro RSCG Mezzano Costantini Mignani for Peugeot, whilst other Epica Awards went to BETC Euro RSCG and Benjamens Van Doorn Euro RSCG. A silver Clio was awarded Euro RSCG Switzerland for its Swiss-Tibetan Friendship Association print campaign. Several bronze and silver awards were attributed to the Hong Kong agency at the AAAA's Creative Awards.

ARNOLD WORLDWIDE PARTNERS

BUSINESS DESCRIPTION

The Arnold Worldwide Partners network consists of agencies in the USA, Canada, Brazil, Ireland, United Kingdom, France, Spain, Italy, Germany, China and Australia. These agencies emphasize strong creativity in advertising and marketing techniques, and seek to establish a strong local identity in the markets they serve. In 2001, Arnold Worldwide was ranked by Creative Magazine as the third most awarded agency in the world for the number of prizes and awards its work has received. Through the Arnold and Brann Worldwide brands, Arnold Worldwide Partners is capable of providing its clients with integrated communications solutions, involving traditional advertising and marketing services, including direct marketing, sales promotion, corporate communication and design expertise.

Its revenues in 2002 can be broken down by activity as follows:
================================================================================
Traditional Advertising                                                      60%

Marketing Services                                                           40%

The Arnold Worldwide Partners revenue breakdown by region in 2002 is as follows:
================================================================================
Europe                                                                       40%

North America                                                                58%

Asia & Pacific                                                                1%

Latin America                                                                 1%

STRATEGY FOR GROWTH AND DEVELOPMENT

Arnold Worldwide Partners' strategy for growth and development is to produce creative work of the highest quality for its clients.

BUSINESS ACTIVITY IN 2002

In 2002, Arnold Worldwide Partners experienced reductions in demand for its services as many of its main clients reduced their advertising budgets. In addition, the continuing recession affecting TMT clients had a dramatically negative impact on

REPORT OF THE BOARD OF DIRECTORS


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================================================================================

the demand from and revenue generated by two of Arnold Worldwide Partners' traditionally largest international clients, EMC (data storage) and Alcatel (telecommunications equipment).

As a result of adverse market conditions, Arnold Worldwide Partners underwent some restructuring in 2002, in particular with the merger of its two interactive operations in the U.K., and the closure of its San Francisco office.

In addition to winning the global account for BearingPoint, the following significant clients were won in 2002: CitiBank (U.S.), Automobile Association (U.K.), Land's End (U.S.), Boston Market (U.S.), Dunlop (U.S.), Citroen (U.K.), Coors (U.S.).

Among the most significant client losses in 2002 was Procter & Gamble (Zest, Bounty, Era) in December 2002 following a decision by the client to consolidate all its business with a much reduced agency roster.

Arnold Worldwide Partners agencies have won many prizes for their work: at the New York TV and Cinema Festival, the Grand Award for Best Cinema Commercial, and Gold WorldMedals for its work on Volkswagen, American Legacy and National Colo-rectal Cancer Research Alliance. Two silver and two bronze Lions at the Cannes International Advertising Film Festival; the Outstanding Marketing Achievement Award & Brand Revitalisation of the Year from the UK Marketing Society; the Multi-channel Marketing Excellence Award from the Direct Marketing Association; fourGold EFFIEs for its work on Monster.com, Volkswagen, Titleist, Royal Caribbean; Canadian Mobius Certificates of Outstanding Creativity.

MEDIA PLANNING GROUP

BUSINESS DESCRIPTION

Media Planning Group (MPG) is the media strategy, planning and buying division of the Havas group. Media Planning Group was created in 1999, the result of the merger between Mediapolis, the former media division of Havas, and Media Planning S.A., an independent media planning and buying agency. Present in eleven countries in 1999, MPG today has operations in 28 markets. It is present in the principal markets of the world, ranked number one(1) by RECMA in its domain in Southern Europe (France, Spain, and Portugal) and in Latin America, and seventh(2) in the world. MPG is headquartered in Barcelona.

Its revenue breakdown by region in 2002 is as follows:
================================================================================
Europe                                                                       69%

North America                                                                23%

South America                                                                 8%

Through its specialized networks Media Planning and Arena, MPG proposes a broad range of media expertise including media strategy, planning and buying, market research and efficiency measurement. In addition, through its Media Contacts network, it offers expertise in interactive communications.

MPG also includes Havas Sports, specialized in sports marketing and sponsorship.

STRATEGY FOR GROWTH AND DEVELOPMENT

In recent years, the media services industry has been affected by the increasing segmentation of the media and audiences, the increasing importance of high technology and the increasingly global needs of clients. MPG continues to monitor the progress of the media marketplace, and aims to take advantage of all the new media opportunities and deliver the best business solutions and the highest return on investment to its clients.

(1)   RECMA report May 2002, based on est. 2001 billings.
(2)   Group ranking based on est. 2001 billings, RECMA report May 2002.

                                                              Annual report 2002


                                                                              31

================================================================================

MPG believes that size, in the form of purchasing power, is an important factor in obtaining the best price for the media space purchased on behalf of its clients. To increase its purchasing power and expand its geographic coverage, MPG's objective is to consolidate its position in Southern Europe, Latin America and the USA, and expand into new markets in Eastern Europe and Asia primarily through strategic alliances with, or acquisitions of, local media planning and buying companies.

BUSINESS ACTIVITY IN 2002

In order to continue to strengthen its presence in Western Europe, MPG acquired German media agency, Schmitter in 2002. It also started operations in Budapest, Prague, Bucarest and Vienna in 2002.

MPG compensated for the slump in worldwide advertising expenditures by developing its activities in the fields of direct marketing and interactive marketing. New accounts were won in the course of 2002, in particular geographical expansion of the PSA account, global accounts for Reckitt Benckiser, Wyeth, BearingPoint and Gucci, and some strong local brand names such as EDF, Amgen, Turespana, InterContinental Hotels, Banco Santander, Retevision and Wanadoo.

Several MPG agencies obtained recognition for their work in 2002. In particular, the Best Corporate Campaign Award was awarded to MPG U.K. for the Skandia campaign; the @d:tech Award was given to Media Contacts New York for its ING campaign; the Prisma Awar" was given to Media Contacts Portugal for Nike; MPG USA was granted the Innovation Award for its campaign Comedy Central Crank Yankers; and Media Contacts Spain received the AMPE Award for its campaign for Peugeot.

SPECIALIZED SERVICES

Specialized agencies report directly into Havas Paris headquarters and operate primarily in three sectors:

o Marketing Support including activities such as telemarketing, merchandising, field marketing, print advertising and sales promotion services to a broad range of clients, mostly in the United States and the United Kingdom.

o Human Resources, through a network of agencies called HR Gardens, providing human resources related research, event planning, consulting and communications services primarily to corporate and educational clients in the U.K., France, Germany and Belgium.

o Public Relations, public affairs and financial communication, primarily in the United States and the United Kingdom.

Specialized Services revenue in 2002 was derived from the following:
================================================================================
Marketing Support                                                            67%

Human Resources Communications                                               18%

Public Relations                                                             15%

The geographic revenue breakdown in 2002 was as follows:
================================================================================
U.K                                                                          47%

USA                                                                          43%

France                                                                        9%

Others                                                                        1%

Each individual company within Specialized Services is responsible for developing and executing its own strategy for growth and improved profitability at a local level.

In Marketing Support, 2002 saw a stronger level of activity in tactical services such as sales promotion or events as clients looked for short term increases in sales.

REPORT OF THE BOARD OF DIRECTORS


32

================================================================================

Human Resources communications activities have been very severely hit by the downturn in the European recruitment market two years in succession. Offices in a number of countries were either closed or disposed of during the year.

The poor performance of financial markets and the lower level of merger & acquisitions activity in 2002 has generally been detrimental to the PR businesses. However, the higher than usual number of corporate and accounting scandals and false rumors during the year did result in stronger activity in crisis management.

Outlook 2003

In 2003, the advertising market is expected to remain flat and may even contract, in the face of the current geopolitical and macro-economic uncertainties. Against this backdrop, the Group will keep up its drive to improve EBIT margin and cash flow by:

- developing business with existing clients, based on integrated communications solutions offerings;

-     winning new business;

-     fostering increased cross-fertilization across disciplines and divisions;

-     applying stringent criteria to investment and external growth decisions;

-     taking further action to cut costs.

A new generation of leaders has come to the fore, with the appointment of Bob Schmetterer as Chief Operating Officer and the creation of four new Executive Committees (Strategy, Finance, Business Development and Creativity). This new management organization will help to enhance service quality, boost business growth and encourage even greater creativity, leading to improved profits.

                                                              Annual report 2002


                                                                              33

================================================================================

Results and financial position of the Group and the Company

[PHOTO OMITTED]

Jacques Herail
Executive Vice-
President, CFO

The industry remained very challenging in 2002. Investor nervousness, the lack of consumer confidence, contradictory economic indicators, accounting irregularities at a number of global corporations and - at the end of the year - the fears of impending war, all contributed to the instability within the market.

In this context, Havas continued to focus on business fundamentals: developing existing clients, winning new business, cross-fertilization across disciplines and divisions, cost reduction, a cautious approach to acquisitions and a drive to generate free-cash flow. These significant efforts enabled the Group to achieve its 2002 objectives: improved margins, reduced debt and strong new business.

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including Regulation CRC 99-02 applied since January 1, 2000.

Results

In a tough market- especially in North America, Europe and Latin America-the limited 5.8% decline in like-for-like revenue put Havas in third(1) place among its peers. This good performance can be credited to strong new business and the development of integrated communications offerings for existing clients, which helped to offset the effects of severe budget cuts-especially in the TMT sector-and increased pressure on fees.

Group financial results were as follows:

o 2002 revenue contracted by 11.3% to (euro)1,987 million. Excluding the currency effect, the decline was 7.7%. Like-for-like revenue was 5.8% down.

o EBIT(2) margin before exceptionals improved by more than 1 percentage point in 2002 to 11.6%.

o Net income before amortization of goodwill surged to (euro)94.6 million from (euro)11.1 million in 2001.

o     Diluted earnings per share before amortization of goodwill stood at
      (euro)0.31.

o Goodwill amortization amounted to (euro)71.1 million (excluding minority interests) versus (euro)68.9 million in 2001.

o The Group ended the year with net income of (euro)23.5 million as opposed to a net loss of (euro)57.8 million in 2001. Basic and diluted earnings per share amounted to (euro)0.08, compared with a loss per share of
      (euro)0.21 the previous year.

Financial position

At December 31, 2002, consolidated shareholders' equity stood at (euro)1,197.3 million versus (euro)1,442.0 million one year earlier. The main reason for the decline was the (euro)180.7 million negative translation adjustment, due to the appreciation of the euro against both the dollar and sterling in 2002.

Goodwill contracted by (euro)47 million to (euro)1,892.5 million. The decrease reflects the (euro)167 million negative currency effect, partly offset by the recognition of (euro)123 million in additional goodwill on acquisitions made in prior years, corresponding to payments due under earn-out clauses.

Operating cash flow generated during 2002 amounted to (euro)197.2 million, up 58% compared to 2001. Havas generated free-cash flow of (euro)54 million due to the combination of a (euro)46.8 million decrease in working capital, capital expenditure reduced to 3.5% of revenue versus 4.5% in 2001, net acquisition spending of (euro)87 million, essentially on earn-out payments and buy-outs on acquisitions made in prior years, and the proceeds from asset disposals. Net debt at the end of the year was reduced to (euro)664.4 million from (euro)703.3 million at end-2001.

(1)   Source: Havas, based on main competitors.
(2)   Earnings before interest and tax.

REPORT OF THE BOARD OF DIRECTORS


                                                                              34

================================================================================

U.S. GAAP

Because Havas shares are also traded on the NASDAQ in the form of ADR (American Depositary Receipts), the Group's accounts will also be presented according to American accounting standards (U.S. GAAP). These accounts will be published before June 30, 2003, and be made accessible on the websites of the SEC and of Havas, and will also be available at Company headquarters.

The main differences between accounts in French and American standards concern goodwill:

- The offset of goodwill against shareholders' equity, which used to be authorized by French accounting standards, is not so in American accounting standards.

- The acquisition of the American group Snyder Communications, Inc. was accounted for by the "pooling" method which cannot be used according to U.S. standards.

- When companies are acquired, additional sums paid in function of future earnings (earn outs), or the future buy-back of shares held by shareholder-managers which, according to French standards are part of the acquisition price, and thus of goodwill, are, in American accounting standards (U.S. GAAP), restated in personnel costs when the commitment for payment is linked to the fact that shareholder-managers are working for the company and paid by the company.

Moreover, in French accounting standards, MPG has been fully integrated since 1999, but in American accounting standards it was consolidated by the equity method from October 1999 to May 2001.

The reconciliation table between French GAAP and U.S. GAAP accounts can be found on page 67 under VIII-7.

Company accounts

RESULTS

Havas S.A. ended the year with net income of (euro)58,190,548.13, including:

-     At the level of net interest and investment income:

o (euro)135,276 thousand in dividends received from the Media division holding company in the form of shares in five media companies, MPG France, Mediapressing Italy, MPG Nederland, Mediapolis Portugal and Media Planning U.K. valued at (euro)135,276 thousand.

      This dividend income is offset by a provision of an identical amount recorded to reflect the loss of substance of the Media division holding company following this distribution.

o A (euro)31,720 thousand net accrual to the contingency reserve for the premium on redemption potentially payable on the 1999 and 2000 "OCEANE" bonds, including an adjustment of the tax effect recognized in prior years.

-     At the level of exceptional income and expenses:

o Net gains of (euro)43,281 thousand on the sale of SNC and Circle.com shares to the Havas North America holding company. These investments were written down by (euro)1,300,000 thousand at December 31, 2001.

SHAREHOLDINGS ACQUIRED

In accordance with Article L. 233-6 of the French Commercial Code, we hereby declare the following significant shareholdings acquired during the year ended December 31, 2002. The Company has increased its stakes in the following companies, for a total of (euro)7,097 thousand.

o 12.01% of the equity of Euro RSCG Omnium, which was absorbed in December 2002 by our subsidiary, Euro RSCG C&O.

o 44.01% of the capital of ON OFF, which was absorbed in December 2002 by our subsidiary, Le Nouvel Eldorado.

o     16.2% of W&Cie.

In addition, the Company acquired the entire share capital of MPG France following a distribution in kind referred to in the notes to the accounts.

                                                              Annual report 2002


                                                                              35

================================================================================

Changes in the share capital

As at December 31, 2001, the nominal capital of the Company was
(euro)121,718,124.80, made up of 304,320,312 ordinary shares of (euro)0.40 each.

898,716 shares, representing 0.3% of the share capital of the Company, were created during the year as follows:

-     163 shares through the conversion of "OCEANE" bonds.

-     880,949 shares, subscribed to through the exercise of Havas options.

- 17,604 shares, subscribed to through the exercise of options on Snyder Inc. stock, and their subsequent exchange for Havas shares.

As at December 31, 2002, the nominal capital of the Company was
(euro)122,087,611.20, made up of 305,219,028 ordinary shares of (euro)0.40 each.

Putnam, the Company's largest shareholder, made the following declarations:

-     On March 28, 2002, having increased its stake to above the 10% threshold.

-     On February 25, 2003, having decreased its stake to 9.9%.

-     On April 15, 2003, having decreased its stake to 4.64%.

REPORT OF THE BOARD OF DIRECTORS


36

================================================================================

Per share information

-----------------------------------------------------------------------------------------
(in euro)                                                    2002         2001       2000
=========================================================================================
Group share of consolidated operating profit before tax      0.53         0.63       1.04

Group share of consolidated operating net profit             0.34         0.39       0.68

Group share of consolidated profit before tax
(after goodwill amortization)                                0.35        (0.05)      1.17

Group share of consolidated net profit
(before goodwill amortization)

- basic                                                      0.32         0.04       0.69

- diluted                                                    0.31         0.04       0.60
Group share of consolidated net profit
(after goodwill amortization)

- basic                                                      0.08        (0.21)      0.49

- diluted                                                    0.08        (0.21)      0.43

Net dividend                                                 0.09(1)      0.17       0.17

Havas shareholder funds (ex-dividend)                        3.78         4.40       3.75
-----------------------------------------------------------------------------------------

(1)   Proposed at the May 21, 2003 Shareholders' Meeting.

In compliance with IAS 33, SFAS 128, and notice #27 of the French Association of Certified Accountants ("Ordre des Experts Comptables"), earnings per share in the above table are calculated as follows:

o for basic earnings per share, by taking the weighted number of shares (a) in issue during the period;

o for diluted earnings per share, by taking the number of shares (b) adjusted for the dilution effect of instruments giving access to additional ordinary shares.

                                                              Annual report 2002


                                                                              37

================================================================================

-------------------------------------------------------------------------------------------------------
                                                   2002                               2001
=======================================================================================================
(in euro)                                In issue as       Weighted         In issue as       Weighted
                                      at December 31        average      at December 31        average
=======================================================================================================
Ordinary shares in issue                 305,219,028    304,625,507         304,320,312    289,944,937

Treasury Stock                            (9,629,547)    (9,867,763)        (10,301,590)    (8,304,573)

Basic number of shares (a)                              294,757,744                        281,640,364

Warrants                                           0              0                   0        733,474

Stock options Havas                       22,830,536      1,016,754          18,340,121      2,378,846

Stock options SNC                          5,628,821         46,909           6,039,842        604,414

Stock options Circle.com                     171,902             28             249,714             91

Purchase plan                              6,135,158      1,453,004           6,000,000      3,550,911

Convertible bond 1999                      9,261,947      9,181,927           9,080,500      9,088,164

Convertible bond 2000                     32,104,465              0          32,817,012              0

Convertible bond 2002                     42,697,674     26,157,630

Total at December 31                     414,419,984                        366,545,911

Fully diluted number of shares (b)                      332,613,996                        297,996,264

REPORT OF THE BOARD OF DIRECTORS


38

================================================================================

Terms and Functions
of Company Directors

Alain de POUZILHAC.
Chairman of the Board

(Term of office expires in 2003)

Other functions within the Havas group:

      o     Chairman: Havas International
      o     CEO: Havas North America Inc. (USA)
      o Chairman: Ata, De Martini & C Srl (Italy), Betancourt Barba Euro RSCG (Mexico)
      o Director: Colorado, Groupe Bernard Julhiet, HA Pole Ressources Humaines, Communider, WCRS Ltd (U.K.), Euro RSCG Wnek Gosper Ltd (U.K.), Euro RSCG United (Belgium), Euro RSCG Mezzano Costantini Mignani Srl (Italy), Lorente Euro RSCG SA (Spain), Mediapolis SA (Spain), Media Planning Group SA (Spain), Evelink Plc (U.K.), EHS Brann Ltd (U.K.)
      o Permanent Representative of Havas: Euro RSCG, Devarrieux Villaret, W & Cie, Havas Sports France, Havas Sports Group, W Printel, Le Nouvel Eldorado

Robert A. SCHMETTERER.
President & COO and Director

(Term of office expires in 2005)

Other functions within the Havas group:

      o     Chairman and CEO: Euro RSCG Worldwide Inc. (USA),
      o Director: Havas International (France), Media Planning Group SA (Spain), Euro RSCG Wnek Gosper Ltd (U.K.), Euro RSCG MVBMS Partners Inc. (USA), Healthview Euro RSCG Inc. (USA), Rose Worldwide Inc.
            (USA), A.K.A Euro RSCG Inc. (USA), Devon Direct Marketing & Advertising Inc. (USA), Lally McFarland & Pantello Inc. (USA), Euro RSCG Holdings Corp. (USA), Black Rocket Euro RSCG LLC (USA), The Tyee Group Inc. (USA), Big Catch Inc. (USA), 45th Parallel Pictures Inc. (USA), CTC Productions Inc.(USA), Sharpe Blackmore Inc. (USA), Devon Limited Partner Inc. (USA), Jordan McGrath Case & Partners/Euro RSCG Inc. (USA), DAD Holdings Corp. (USA), QED a Marketing Services Corporation (Canada)
      o     Member of the Executive Committee: Euro RSCG DSW Partners LLC (USA)

Jacques HERAIL.
Executive Vice-President, CFO

Other functions within the Havas group:

      o     Chairman: Havas Inc. (USA)
      o     Joint Chairman: Field Research Corporation Inc. (USA)
      o     Vice General Manager and Director: Havas International
      o Director: Euro RSCG, Devarrieux Villaret, Le Nouvel Eldorado, Havas North America Inc. (USA), Euro RSCG Worldwide Inc. (USA), The Field Institute (USA), DAD Holdings Corp. (U.S.A), Euro RSCG Holdings Corp. (USA), DAD Management Inc. (USA), Euro RSCG United (Belgium), Mediapolis SA (Spain), Corporacion Euro RSCG C.A. (Venezuela), Media Planning Ltd (U.K.), Evelink Plc (U.K.), Euro RSCG Holdings Limited (U.K.), RSCG Limited (U.K.), Diversified Agencies U.K. Holdings Ltd (U.K.), EHS Brann Ltd (U.K.), Havas Shared Services Ltd (U.K.)
      o     Member of the Supervisory Board: BETC Euro RSCG
      o     Permanent representative of Havas: Bertrand Mirabaud Associes, DVTM
      o Representative of Havas International: La Banda (Spain), La Banda Below The Line (Spain)
      o     Manager: Havas IT

Michel BOUTINARD ROUELLE.
Director

(Term of office expires in 2005)

Alain CAYZAC.
Director

(Term of office expires in 2003)

Other functions within the Havas group:

      o Director: HR Gardens France, Bertrand Mirabaud Associes, Jour J, Havas Sports France, Havas Sports Group, Euro RSCG, Euro RSCG C & O, Groupe Bernard Julhiet, Colorado, Abernathy MacGregor Group (USA), DAD Holdings Corp. (USA), Havas North America Inc. (USA), Media Syndication Global Inc. (USA), National Sales Services Inc. DBA National Retail Sales (USA), Lorente Euro RSCG SA (Spain), Field Research Corporation Inc. (USA), The Field Institute (USA), Havas Inc. (USA), Diversified Agencies U.K. Holding Ltd (U.K.), Contact 24 (U.K.), HR Gardens (Belgium)

                                                              Annual report 2002


                                                                              39

================================================================================

      o Permanent representative of Havas: W Design Group, HA Pole Ressources Humaines, Safigep, Chevrotine de Participations

Other functions:

      o     Director: Groupe Amaury

Richard COLKER.
Director

(Term of office expires in 2003)

Other functions:

      o Managing Partner: Colker Gelardin & Co (U.K.), Acadia Investment Corporation (USA/U.K.)

Edward ESKANDARIAN.
Director

(Term of office expires in 2004)

Other functions within the Havas group:

      o     Chairman and CEO: Arnold Worldwide
      o     Chairman and CEO: Arnold Worldwide Partners
      o Director: Devarrieux Villaret, Ata De Martini & C Srl (Italy), La Banda (Spain), La Banda Below The Line (Spain)

Pierre LESCURE.
Director

(Term of office expires in 2004)

Other functions:

      o     Chairman: Anna Rose Production
      o     Director: Thomson
      o     Member of the Supervisory Board: Le Monde, Lagardere SA

Juan MARCH DELGADO.
Director

(Term of office expires in 2004)

Other functions:

      o     Chairman: Corporacion Financiera Alba
      o     Director: Banca March S.A.
      o     Chairman: Fundacion Juan March

Jacques MAYOUX.
Director

(Term of office expires in 2003)

Other functions:

      o     Vice-Chairman: Goldman Sachs Europe
      o     Honorary Chairman of the Societe Generale
      o     Vice-Chairman: Euris Cie Europeenne d'Investissements
      o     Director: Altra Banque

Thierry MEYER.
Director

(Term of office expires in 2005)

Other functions within the Havas group:

      o     Director: WCRS Ltd (U.K.)

Leopoldo RODES CASTANE
Director

(Term of office expires in 2004)

Other functions within the Havas group:

      o Chairman of the Board: Media Planning Group SA (Spain), Media Planning SA de C.V. (Mexico)
      o     Director: Media Planning Group USA Inc. (USA)
      o Suplente Renglon 1(degree)de la Junta Directiva: Media Planning Colombia SA

Other functions:

      o     Vice-Chairman: Banco Urquijo
      o     Director: Sogecable S.A., Alcatel Espana

Fernando RODES VILA.
Director

(Term of office expires in 2003)

Other functions within the Havas group:

      o     CEO Media Planning Group SA (Spain)
      o Director: MPG France, Media Planning, Arena, Geopolis, Media Planning SA de C.V. (Mexico), Media Planning Publicidade (Portugal),
      o     Manager: Media Planning LLC (USA), Media Planning Group Inc.
      o Principal 2(degree)Renglon de la Junta Directiva: Media Planning Colombia SA

REPORT OF THE BOARD OF DIRECTORS


40

================================================================================

Jacques SEGUELA.
Director

(Term of office expires in 2005)

Other functions within the Havas group:

      o     Director: Euro RSCG, WCRS Ltd (U.K.)

Other functions:

      o     Chairman of the Supervisory Board: Emotion Pictures

Patrick SOULARD.
Director

(Term of office expires in 2004)

Other functions:

      o Director: Financiere et Fonciere de Participation (FFP), Geneval, SG Cowen Securities Corp, SG Securities Asia
      o     Chairman of the Supervisory Board: SG Private Equity

Societe Centrale Immobiliere et Fonciere,
- SOCIF, Director

Head office:

8, rue de l'Hotel-de-Ville - 92200 Neuilly-sur-Seine RCS Nanterre 542 095 146

Represented by Mr. Clement VATURI

(Term of office expires in 2004)

Other functions of Mr. VATURI:

      o Chairman and CEO: Immobiliere Hoteliere, Socif, Immtel, Immpart, Immhold, Constant, Golf de Ramatuelle
      o     Manager: Sodefra Engineering, Sodefra
      o     Permanent representative of Immpart: Ideparticipations
      o     Permanent representative of Immtel: Duc Lamothe Participations

Other terms of office of the Societe Centrale Immobiliere et Fonciere -Socif:

      o     Director: Golf de Ramatuelle, Immhold

                                                              Annual report 2002


                                                                              41

================================================================================

Resolutions summary

The resolutions to be tabled at the Annual General Meeting are summarized below.

Approval of the financial statements

The first resolution concerns approval of the 2002 financial statements of the Company and the Group.

Regulated agreements

The second resolution concerns approval of agreements governed by Article L. 225-38 of the Commercial Code, which are presented in the Auditors' special report.

Appropriation of income and dividend

The third resolution concerns appropriation of the Company's income for the year and the payment of a dividend.

Income available for appropriation corresponds to net income for the year of
(euro)58,190,548.13 less (euro)396,898.44 transferred to the legal reserve, plus retained earnings brought forward from 2001 of (euro)794,428.15 and
(euro)18,060,466.17 deducted from the special long-term capital gains reserve.

We recommend that this amount be appropriated as follows:

o     dividend of (euro)0.09 per share
      (excluding avoir fiscal [tax credit])(1)               (euro)26,740,581.21
      including(euro)14,864,581.21
      deducted from the special long-term
      capital gains reserve

o     equalization tax payable on dividends
      (additional tax payable on the amount
      deducted from the special long-term
      capital gains reserve)                                  (euro)3,195,884.96

o     retained earnings                                      (euro)46,712,077.84

Tax has already been paid at a rate of 19% on the (euro)18,060,466.17 deducted from the special long-term capital gains reserve. Therefore the equalization tax on this amount represents the difference between the 19% tax rate and the rate of 33.33% applicable to distributed income, amounting to (euro)3,195,884.96. The net dividend payable out of the special long-term capital gains reserve therefore totals (euro)14,864,581.21.

The total revenue per share will amount to (euro)0.135, corresponding to a net dividend of (euro)0.09 plus (euro)0.045 corresponding to the tax already paid (avoir fiscal [tax credit]), for shareholders entitled to the full tax credit.

The dividend will be paid as from June 18, 2003.

Dividends paid in the last three years were as follows (in (euro), adjusted for the 20-for-1 stock-split):

--------------------------------------------------------------------------------
                                              Avoir fiscal
Year                     Net dividend           tax credit        Total revenue
--------------------------------------------------------------------------------
1999                             0.15                0.075                0.225
--------------------------------------------------------------------------------
2000                             0.17                0.085                0.255
--------------------------------------------------------------------------------
2001                             0.17                0.085                0.255
--------------------------------------------------------------------------------

Directors' attendance fees

The fourth resolution concerns attendance fees to be awarded to the directors for 2003.

Based on the recommendation of the Compensation and Selection Committee, the Board of Directors proposes that each director should be paid a fixed fee of
(euro)30,000 including (euro)8,000 in Havas stock, plus a variable fee determined based on their attendance rate at Board meetings and the increase in Havas's EBIT margin.

On this basis, we recommend that total directors' attendance fees should be set at (euro)1,015,000, including a maximum of (euro)128,000 payable in stock which may not be sold for as long as the director concerned remains on the Board.

----------
(1) No dividends will be paid on the 6,135,158 Havas shares currently held by the Company, if these shares are still held on the dividend payment date. The total dividend includes the dividend that will be payable on the estimated 20,000 shares to be issued between the date of this Meeting and the dividend payment date, in exchange for SNC or Circle.com shares acquired by Snyder Communications, Inc. on exercise of options. If there are any changes in the number of Havas shares held by the Company or those issued on the exercise of the above-mentioned options between the date of this Meeting and the dividend payment date, the amount deducted from the special long-term capital gains reserve will be adjusted, along with the corresponding equalization tax.

REPORT OF THE BOARD OF DIRECTORS


42

================================================================================

Transfer of the Company's headquarters

The fifth resolution concerns the ratification by shareholders of the transfer of the Company's headquarters to 2, allee de Longchamp, 92150 Suresnes.

Re-election or election of directors

The sixth, seventh, eighth, ninth and tenth resolutions concern the re-election as directors, for three years, of Alain Cayzac, Richard Colker, Jacques Mayoux, Alain de Pouzilhac and Fernando Rodes Vila.

The eleventh resolution concerns the election of a new director.

Stock options

In 2002, Havas granted a total of 6,269,665 stock options to selected employees and executive directors of Havas and its subsidiaries. The total included 3,374,778 options corresponding to the 2nd tranche of the 2001 program and 2,894,887 corresponding to the 1st tranche of the 2002 program.

Out of these 6,269,665 options, 6,238,380 were granted at an exercise price of
(euro)8.41 and 31,285 at an exercise price of (euro)4.85.

During 2002, 880,949 options were exercised. Full information about the various stock option plans is provided in the table in the section "Additional information".

For 2003, as explained in the report of the Compensation and Selection Committee, the Board proposes to keep up the stock option policy by implementing a new program governed by the same limits as in 2001 and 2002, as follows:

- The total number of outstanding options will not exceed 12% of the issued capital.

- The maximum number of options granted will not exceed 2.5% of the average annual number of shares outstanding, assessed over a period of three years.

The twelfth resolution concerns the authorization sought by the Board of Directors to issue stock options to selected employees and executive directors of the Company and its subsidiaries.

This authorization will be in addition to those given at the Shareholders' Meetings of May 22, 2001 and May 23, 2002.

Share buyback program

In 2002:

- 462,918 Havas shares were sold under the buyback program authorized by the Shareholders' Meeting on May 22, 2001 (COB visa n(degree)01-417 of April 23, 2001);

- 363,148 Havas shares were purchased and 572,273 shares were sold under the buyback program authorized by the Shareholders' Meeting on May 23, 2002 (COB visa n(degree)02-383 of April 16, 2002).

The 363,148 shares purchased, representing 0.12% of the Company's capital, were purchased at an average price of (euro)4.43 per share.

The 1,035,191 shares sold, representing 0.34% of the Company's capital, were sold at an average price of (euro)7.86.

At December 31, 2002, the Company held 9,629,547 of its own shares, including 3,629,307 acquired under buyback programs.

The Board is seeking renewal of the authorization given at the Shareholders' Meeting of May 23, 2002, to trade in the Company's shares.

Renewal of this authorization is in the Company's interests as its use will enhance the financial management of the Company.

The thirteenth resolution concerns the authorizations to be given to the Board of Directors to allow it to trade in the Company's shares.

The new share buyback program would be used to:

1)    stabilize the share price by trading against the market;

2) buy and sell shares on the open market to take advantage of market situations;

                                                              Annual report 2002

================================================================================

3) acquire shares for remittance in payment in connection with acquisitions carried out by the Company or a controlled company as defined by Article
      L. 233-3 of the Commercial Code;

4) acquire shares for allocation to employees or officers of the Company and/or other Group companies on the exercise of stock options;

5) acquire shares for allocation to employees of the Company and/or other Group companies in connection with profit-sharing or corporate savings plans;

6) acquire shares for allocation on exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company;

7)    acquire shares to be awarded to directors in payment of attendance fees;

and acquire shares with a view to canceling them.

Detailed information about the share buyback program is provided in the Information Memorandum approved by the COB and made available to shareholders.

The Board of Directors is seeking an authorization to buy back shares of the Company on the basis allowed by law, using any method and at any time, including while a public tender offer is in progress. The number of shares bought back will not exceed 10% of the Company's capital on the date of purchase. Shares will not be purchased at a price in excess of (euro)11 per share and will not be sold for less than (euro)1 per share.

As an exception to this general rule, no minimum price will apply on the allocation of shares in accordance with paragraph 7 above.

The authorization is being sought for a period of eighteen months as from the date of the Shareholders' Meeting.

Shareholders will also be asked to authorize the Board of Directors to cancel all or some of the shares bought back (fourteenth resolution).

Financial authorizations

On May 13, 2002, the Chairman used the powers delegated to him by the Board of Directors on March 5, 2002, under the authorization given to the Board at the General Shareholders' Meeting of May 22, 2001, to issue "OCEANE" bonds convertible/exchangeable for shares. A total of 41,860,465 bonds with a face value of (euro)10.75 were issued at an interest rate of 4% per year. The main characteristics of the bonds are presented in the "Additional information" section of this report.

In order to allow the Company to issue the financial instruments required to support its development, as and when required, shareholders are being asked to vote a certain number of authorizations to issue shares and share equivalents, to replace the current authorizations.

Current French law allows companies to obtain blanket shareholder authorizations to issue shares and share equivalents. We are therefore asking shareholders to vote a series of resolutions (fifteenth, sixteenth, seventeenth and eighteenth resolutions) authorizing the Board to increase the Company's capital by a maximum of (euro)60 million, corresponding to 150 million shares, as follows:

- Authorization to issue shares to be paid up by capitalizing retained earnings, income or additional paid-in capital.

- Authorization to issue shares and share equivalents, with or without pre-emptive subscription rights, including in payment for shares of another company tendered under a public exchange offer.

The maximum aggregate face value of debt securities issued under this authorization will not exceed (euro)1.2 billion.

Corporate savings plan

As required by Article L. 225-129-VII of the Commercial Code, due to the financial authorizations discussed above, the Board of Directors is tabling the nineteenth resolution seeking an authorization to increase the capital by a maximum of 2%, by issuing shares to be offered for subscription by employees who are members of a Corporate

REPORT OF THE BOARD OF DIRECOTRS


44

================================================================================

Savings Plan (PEE) or Voluntary Corporate Savings Plan (PPESV). Shareholders will be required to specifically waive their pre-emptive right to subscribe for shares issued under this authorization.

This authorization could be used by the Board of Directors on one or several occasions within a period of three years from the date of the Shareholders' Meeting.

Under this authorization and subject to compliance with legal and regulatory provisions, the Board of Directors would have full powers to set the subscription price of the new shares and all the other terms and conditions of the issues.

This authorization will cancel and replace that given at the Shareholders' Meeting of May 23, 2002.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2002


                                                                              45

================================================================================

Table of contents
--------------------------------------------------------------------------------

Consolidated income statement                                                 47

Consolidated balance sheet                                                    48

Consolidated statement
of cash flows                                                                 50

Notes to the consolidated
financial statements                                                          51

I.    Significant events during 2002                                          51

II.   Principles and accounting policies                                      51

III.  Scope of consolidation                                                  54

IV.   Notes to the consolidated balance sheet                                 54

V.    Notes on commitments and contingencies                                  62

VI.   Notes to the consolidated income statement                              63

VII.  Notes to the consolidated statement
      of cash flows                                                           66

VIII. Other information                                                       66

Scope of consolidation                                                        68

Statutory Auditors' report                                                    72

CONSOLIDATED INCOME STATEMENT                  CONSOLIDATED financial statements

For the year ended December 31, 2002


                                                                              47

================================================================================

======================================================================================================================
In 000'(euro)                                                                  2002             2001             2000
(except per share data)                                       Notes
======================================================================================================================
                                                                       --------------
Billings                                                       VI-1      13,256,265       14,950,258       11,976,325
----------------------------------------------------------------------------------------------------------------------
Turnover                                                                  6,294,610        6,706,642        5,670,331
                                                                       --------------
Cost of sales                                                            (4,307,164)      (4,465,224)      (3,874,780)
                                                                       --------------
Revenue                                                        VI-1       1,987,446        2,241,418        1,795,551
----------------------------------------------------------------------------------------------------------------------

                                                                       --------------
Compensation                                                             (1,124,015)      (1,262,947)      (1,016,499)
                                                                       --------------
Other expenses, net                                            VI-2        (634,576)        (744,493)        (528,658)
                                                                       --------------
Total operating expenses                                                 (1,758,591)      (2,007,440)      (1,545,157)
----------------------------------------------------------------------------------------------------------------------

                                                                       --------------
Operating income                                                            228,855          233,978          250,394
                                                                       --------------
Financial income/(expense)                                     VI-3         (46,508)         (25,003)          (5,471)
                                                                       --------------
Profit before tax and exceptional items                                     182,347          208,975          244,923
                                                                       --------------
Exceptional income/(expense)                                   VI-4          (9,068)        (151,329)           2,645
                                                                       --------------
Tax                                                            VI-5         (61,655)         (28,962)         (85,794)
                                                                       --------------
Net income of fully consolidated companies                                  111,624           28,684          161,774
----------------------------------------------------------------------------------------------------------------------

                                                                       --------------
Income from associates (equity method)                         IV-4              (8)          (1,315)            (273)
                                                                       --------------
Net income before amortization of goodwill                                  111,616           27,369          161,501
                                                                       --------------
Group share                                                                  94,556           11,152          123,897
----------------------------------------------------------------------------------------------------------------------

                                                                       --------------
Amortization of goodwill                                       VI-6         (71,205)         (69,421)         (35,492)
----------------------------------------------------------------------------------------------------------------------

                                                                       --------------
Consolidated net income                                                      40,411          (42,052)         126,009
                                                                       --------------
Group share                                                                  23,461          (57,777)          89,224
----------------------------------------------------------------------------------------------------------------------

                                                                       --------------
Net income per share (before amortization of goodwill)         VI-7
                                                                       --------------
   Basic                                                                       0.32             0.04             0.69
                                                                       --------------
   Diluted                                                                     0.31             0.04             0.60
                                                                       --------------

                                                                       --------------
Consolidated net income per share                              VI-7
                                                                       --------------
   Basic                                                                       0.08            (0.21)            0.49
                                                                       --------------
   Diluted                                                                     0.08            (0.21)            0.43
----------------------------------------------------------------------------------------------------------------------
EBIT                                                                        219,779           81,334          252,765
======================================================================================================================


Note: The consolidated income statement is now in a format compliant with Regulation CRC 99-02.

      For comparison purposes, the 2001 and 2000 net income are also presented accordingly (see note in the appendix relating to "Principles and methods of consolidation").

      EBIT is defined in (section)II-2.8.

CONSOLIDATED BALANCE SHEET As at December 31, 2002


48

================================================================================

Assets
---------------------------------------------------------------------------------------------------------------------
(In 000' euro)                                        Notes      12.31.2002           12.31.2001           12.31.2000
                                                                        Net                  Net                  Net
=====================================================================================================================
Intangible assets
                                                               --------------
- Goodwill                                             IV-1       1,892,523            1,939,526            1,264,757
                                                               --------------
- Other intangible assets                                            63,641               57,752               58,106
                                                               --------------
Subtotal                                                          1,955,864            1,997,278            1,322,863
---------------------------------------------------------------------------------------------------------------------

                                                               --------------
Tangible assets
                                                               --------------
- Land                                                                4,453                7,571                7,573
                                                               --------------
- Buildings                                                          42,303               63,585               68,852
                                                               --------------
- Plant and equipment                                                51,085               63,794               57,421
                                                               --------------
- Others                                                             93,467              121,465              118,293
                                                               --------------
Subtotal                                               IV-2         191,308              256,415              252,139
---------------------------------------------------------------------------------------------------------------------

                                                               --------------
Financial assets
                                                               --------------
- Investments in non-consolidated companies            IV-3           6,738                4,916               14,746
                                                               --------------
- Group share in equity of companies accounted for
  by the equity method                                 IV-4             203                  209                1,350
                                                               --------------
- Others                                               IV-5          19,464               21,412               80,588
                                                               --------------
Subtotal                                                             26,405               26,537               96,683
---------------------------------------------------------------------------------------------------------------------
Total Fixed assets                                                2,173,577            2,280,230            1,671,685
---------------------------------------------------------------------------------------------------------------------

                                                               --------------
Work in progress                                                     81,180               96,717               42,472
                                                               --------------
Advances to suppliers                                  IV-6           6,574               29,609               23,014
                                                               --------------

                                                               --------------
Operating receivables
                                                               --------------
- Trade receivables                                    IV-6       1,370,100            1,662,891            2,032,483
                                                               --------------
- Other receivables                                    IV-6         108,331              139,048              134,881
                                                               --------------
Subtotal                                                          1,478,431            1,801,939            2,167,364
---------------------------------------------------------------------------------------------------------------------

                                                               --------------
Sundry receivables                                     IV-6         298,775              313,820              363,545
                                                               --------------
Marketable securities                                  IV-7         478,231               61,725              359,900
                                                               --------------
Cash                                                                316,793              404,478              360,819
                                                               --------------
Prepaid expenses                                                     49,566               60,524               55,726
                                                               --------------
Total Current assets                                              2,709,550            2,768,812            3,372,839
---------------------------------------------------------------------------------------------------------------------

                                                               --------------
Deferred charges                                                     20,870               21,408               26,368
                                                               --------------
Deferred tax assets                                   IV-13         202,658              260,875              169,883
                                                               --------------
Currency translation adjustments                                        971                  548                  568
                                                               --------------

---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      5,107,626            5,331,873            5,241,344
---------------------------------------------------------------------------------------------------------------------

                                               CONSOLIDATED financial statements


                                                                              49

================================================================================

Liabilities

---------------------------------------------------------------------------------------------------------------------
(In 000' euro)                                        Notes      12.31.2002           12.31.2001           12.31.2000
=====================================================================================================================
Share capital                                                       122,088              121,728              106,599
                                                               --------------
Share premium account                                             1,786,247            3,079,831            2,551,909
                                                               --------------
Retained earnings                                                  (766,311)          (1,761,872)          (1,707,503)
                                                               --------------
Consolidated net income (Group share)                                23,461              (57,777)              89,224
                                                               --------------

                                                               --------------
Shareholders' equity (Group share)                     IV-9       1,165,485            1,381,910            1,040,228
----------------------------------------------------------------------------------------------------------------------

                                                               --------------
Consolidated net income (Minority interests)                         16,949               15,725               36,788
                                                               --------------
Retained earnings (Minority interests)                               14,904               44,330               49,920
                                                               --------------

                                                               --------------
Total Shareholders' equity                                        1,197,338            1,441,965            1,126,936
----------------------------------------------------------------------------------------------------------------------

                                                               --------------
Provisions for risks and expenses              IV-10, IV-13         161,241              192,779              142,418
                                                               --------------

                                                               --------------

                                                               --------------
Financial liabilities(1)
                                                               --------------
- Convertible bonds                                               1,215,214              795,606              796,082
                                                               --------------
- Other borrowings and financial liabilities                        244,231              373,864              332,778
                                                               --------------
Subtotal                                              IV-11       1,459,445            1,169,470            1,128,860
----------------------------------------------------------------------------------------------------------------------

                                                               --------------
Advances from customers                                             150,582              215,775              251,851
                                                               --------------

                                                               --------------
Operating and non operating payables
                                                               --------------
- Trade payables                                                  1,169,250            1,360,929            1,623,320
                                                               --------------
- Other payables                                      IV-12         924,317              886,355              918,167
                                                               --------------
Subtotal                                                          2,093,567            2,247,284            2,541,486
----------------------------------------------------------------------------------------------------------------------

                                                               --------------
Prepaid income                                                       44,450               62,958               47,861
                                                               --------------

                                                               --------------
Total Liabilities                                                 3,748,044            3,695,487            3,970,058
----------------------------------------------------------------------------------------------------------------------

                                                               --------------
Currency translation adjustments                       VI-3           1,003                1,642                1,931
                                                               --------------

----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                      5,107,626            5,331,873            5,241,344
----------------------------------------------------------------------------------------------------------------------

(1) Due in less than one year                                       185,648              273,408              168,119
    Due in over one year                                          1,273,797              896,062              960,741

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2002


50

================================================================================

(In 000' euro)                                                     Notes        2002            2001(1)        2000(1)
======================================================================================================================
Operating activities
                                                                           -----------
Consolidated net income Group share                                           23,461         (57,775)        89,224
                                                                           -----------
                        Minority interests                                    16,949          15,723         36,788
                                                                           -----------
Elimination of non cash items
+ Amortization and depreciation                                              143,625         153,161         97,403
+ Changes in provisions and deferred taxes                                    24,737          (3,252)        19,732
- (Gains)/losses on disposal of fixed assets                                 (11,774)         15,187         (4,309)
Income from associates (equity method), net of dividends                         244           2,336            931
Operating cash flow                                                          197,242         125,380        239,769
                                                                           -----------
Changes in working capital                                                    46,841         (23,220)       (16,824)
                                                                           -----------
Net cash provided by operating activities                                    244,083         102,160        222,945
----------------------------------------------------------------------------------------------------------------------
Investing activities
Purchase of fixed assets
- Intangible and tangible                                                    (71,070)       (100,679)       (85,374)
- Financial                                                                  (99,628)       (284,602)      (318,753)
                                                                           -----------
Subtotal                                                                    (170,698)       (385,281)      (404,127)
                                                                           -----------
Proceeds from sale of fixed assets
- Intangible and tangible                                                     29,345           9,416         11,727
- Financial                                                                   12,243          31,681         10,885
                                                                           -----------
Subtotal                                                                      41,588          41,097         22,612
                                                                           -----------
Net cash position of subsidiaries purchased or sold                           18,711          36,586         71,881
                                                                           -----------
Net cash used in investing activities                              VII-1    (110,399)       (307,598)      (309,633)
----------------------------------------------------------------------------------------------------------------------
Financing activities
Dividends paid to Havas' shareholders                                        (69,912)        (62,712)       (29,844)
Dividends paid to minority interests in consolidated companies               (19,364)        (20,576)       (25,604)
Capital increase                                                               9,293          (1,269)         5,102
Proceeds from long-term borrowings                                           457,384          37,559        727,689
Repayment of long-term borrowings                                            (77,360)        (70,225)      (265,487)
Changes in cash from financing activities                                     11,093           5,244         (1,432)
                                                                           -----------
Net cash provided (used) by financing activities                   VII-2     311,134        (111,979)       410,425
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         444,818        (317,417)       323,737
                                                                           -----------
Cash and cash equivalents brought forward at January 1, 2002(2)              286,544         614,234        297,347
                                                                           -----------
Currency translation adjustments on cash and cash equivalents                (34,129)        (10,273)        (6,850)
                                                                           -----------
Cash and cash equivalents at December 31, 2002(2)                            697,233         286,544        614,234
======================================================================================================================

(1) In order to comply with the format of Regulation CRC 99-02, the line "Cash flow related to extraordinary activities" which appeared in the statement of cash flows of 2000 and 2001 has been merged into the line "Changes in provisions and deferred taxes".
(2) Cash and cash equivalents at January 1 and December 31 do not comprise any treasury shares which are included in the marketable securities shown in the balance sheet assets, and do not represent short-term cash.

NOTES TO THE CONSOLIDATED                      CONSOLIDATED financial statements
FINANCIAL STATEMENTS


                                                                              51

================================================================================

I. Significant events
during 2002

Economic conditions remained very challenging in 2002. Havas continued to focus on business fundamentals: developing existing clients, winning new business, cross-fertilization across disciplines and divisions (integrated communications), cost reduction, a cautious approach to acquisitions and a drive to generate free-cash flow. These significant efforts enabled the Group to achieve its 2002 objectives: improved margins, reduced debt and strong new business.

In addition, according to its strategy, in May 2002 Havas issued (euro)450 million of convertible bonds ("OCEANE") which permit Havas to finance its external growth and its general corporate purposes and to improve the financial debt structure of the Group, while at the same time enabling it to potentially reinforce its shareholders' equity in the future.

II. Principles and methods

Havas' consolidated financial statements as at December 31, 2002 have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of The Accounting Regulation Committee.

Consolidated financial statements as at December 31, 2001 have also been drawn up in compliance with the same methodology except for the implementation of Regulation CRC 00-06 relating to liabilities, which would have generated no impact.

In addition, the new format of the income statement is compliant with Regulation CRC 99-02. After discussion with the COB (French stock market authority) and the comparatives are also presented in the same format. As a consequence, the line "Unusual items" in the 2001 income statement has been reclassified within "Exceptional income / (expense)".

1 Principles and methods of consolidation

1.1 METHODS OF CONSOLIDATION

Majority owned companies are fully consolidated. This method consists of substituting the entire assets and liabilities of the related subsidiaries for the investments in the balance sheet, and in posting all their income and expenses to the income statement. Minority interests are recognized in the shareholders' equity and net income.

Companies over which Havas exercises a significant influence, but does not have majority ownership are accounted for by the direct equity method, where the Group's share of their shareholders' equity and income is substituted for the investments' book value.

1.2 YEAR-END

The consolidated accounts are prepared on the basis of individual company accounts as at December 31, as reviewed by their Auditors. Entities whose fiscal years end on other dates are consolidated on the basis of an interim closing as at December 31.

1.3 ELIMINATION OF INTRA-GROUP BALANCES AND TRANSACTIONS

The balances of intra-group receivable and payable accounts as at December 31 and intra-group transactions such as internal billings, dividend payments, capital gains or losses, increases and reversals of provisions relating to investments in consolidated subsidiaries, have been eliminated with the corresponding effects on the income statement

1.4 GOODWILL

Goodwill arising at the time of initial consolidation of an acquired company represents the difference between the acquisition cost and the Group's share of fair value of net assets evaluated at the date of acquisition. Subsequent adjustments generally come from re-estimates of provisions for restructuring. Adjustments are analyzed and may be allocated to assets, with the remainder posted to goodwill.

Goodwill arising since 1988 is capitalized and amortized over a period not exceeding 40 years, depending upon the analysis of this goodwill. The period of 40 years is usually adopted by the Group.

In accordance with Article 248-3 of the Decree of March 27, 1987 (French law), part of the goodwill arising on the acquisition of RSCG Group in 1992 was deducted from equity.

In addition, the acquisition of Snyder SNC in 2000 was accounted for by the pooling of interests method according to paragraph 215 of Regulation CRC 99-02.

At the end of each accounting period, goodwill is reviewed by division based upon discounted future cash flows of each of them. The discount rate used is based on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


52

================================================================================

weighted average cost of capital of public companies in the industry but can vary from one division to another depending on the risk premium attributed to specific countries. The method is compliant with SFAS 142 of U.S. Generally Accepted Accounting Principles.

1.5 TRANSLATION OF ACCOUNTS OF FOREIGN SUBSIDIARIES

Financial statements of foreign subsidiaries are translated into euro at the exchange rate prevailing on the last quotation day of the financial year for assets and liabilities, and at the average exchange rate for the year for the income statement and the statement of cash flows. As Havas' exposure to high inflation countries is limited and the financial impact is not material, the accounts of the related subsidiaries have been translated into euro as mentioned above. The net income presented in shareholders' equity is translated at the average rate for the year, and any difference to the year-end closing rate is posted to consolidated retained earnings.

In addition, the currency translation adjustments relating to the euro-zone posted to shareholders' equity amount to (euro)1.6 million.

The average rates of the main foreign currencies used are as follows:

================================================================================
Foreign currencies                       2002            2001            2000
--------------------------------------------------------------------------------
USD                                   0.94490         0.89563         0.92455
GBP                                   0.62876         0.62187         0.60970
--------------------------------------------------------------------------------

Following the suspension of quotation of the Argentinian peso (ARS) and its ensuing devaluation in January 2002, the parity adopted in 2001 for this currency is the legal USD/ARS parity fixed on January 11, 2002 at USD 1 = ARS
1.40. The average rate for the year has not been affected by this devaluation.

2 Accounting principles

2.1 INTANGIBLE AND TANGIBLE ASSETS AND FINANCIAL INVESTMENTS

Goodwill recorded in the balance sheet assets is written down when the evolution of the underlying businesses (measured by their revenue and income) requires such impairment.

Tangible fixed assets of fully consolidated companies are valued at historical acquisition cost and may be adjusted by the allocation of the goodwill arising at the time of their initial consolidation.

Depreciation is calculated using either the straight-line or reducing balance methods according to the nature of the assets.

The period of depreciation is generally as follows:

--------------------------------------------------------------------------------
Assets                                                    Period of depreciation
                                                                         (years)
--------------------------------------------------------------------------------
Intangible
- software                                                                 1 - 3
--------------------------------------------------------------------------------
Tangible
- buildings                                                              25 - 33
- plant and equipment                                                      3 - 4
- Others
  o IT equipment                                                               3
  o furniture                                                                  7
  o fixtures and fittings                                                     10
--------------------------------------------------------------------------------

Since 1995, assets acquired under finance leases, when significant, are capitalized with the corresponding debts in financial liabilities. The amount of the impact of this treatment for prior years has been deducted from shareholders' equity.

"Other financial assets" include deposits, loans to employees, non-consolidated companies and associated companies.

2.2 CURRENT ASSETS

Sundry receivables principally include receivables from clients to be held as payments for media buying in France where media buying companies must operate as agents according to the law.

Work in progress includes external purchase costs for outstanding campaigns. In addition, in certain cases where required by a fiscal regulation or client agreements, it may include internal time spent.

2.3 RETIREMENT OBLIGATIONS

Retirement obligations under collective bargaining agreements and post-employment benefits are valued using actuarial methods and provided for accordingly.

2.4 DEFERRED TAXES

Deferred taxes are accounted for according to Regulation 99-02. They are calculated on timing differences and tax losses carried forward when there is a strong probability these fiscal losses can be recovered. Deferred tax liabilities are included in the "Contingency reserve" in the balance sheet liabilities. The lack of a reliable timetable for the recovery of deferred taxes does not permit any discounting.

                                               CONSOLIDATED financial statements


                                                                              53

================================================================================

2.5 ACCOUNTING FOR EMPLOYEE STOCK OPTION PLANS

Havas purchase options

The Havas treasury shares earmarked for stock purchase plans are provided for when the exercise price becomes lower than the purchase cost, or when the average of market price becomes lower than the exercise price.

Havas subscription options

Upon exercise of the options, the share capital and share premium are increased by the amount of the cash received by the Company.

Subsidiaries' (Private company) stock option plans

Stock option plans which include a Group commitment to repurchase the shares at a value predetermined by a formula are provided for when it is likely that the options will be exercised.

Stock option plans generate goodwill at the time of purchase of the shares by the Group when the exercise and purchase prices are determined at fair market value based on an independent expert valuation and when U.S. generally accepted accounting principles qualify them as non-compensatory. This goodwill is amortized over the residual amortization period of the historical goodwill. When not material, the whole amount is immediately amortized.

2.6 ISSUE COSTS AND REDEMPTION PREMIUM
OF CONVERTIBLE BONDS

Convertible bond issue costs are charged to the income statement on a straight-line basis over the life of the bonds. In case of any bond conversion, the residual costs are deducted from the premium arising upon the issue of the related shares.

Convertible bond redemption premiums are provided for over the life of the bonds as soon as the reimbursement of the bonds seems probable.

2.7 ACCOUNTING FOR ADDITIONAL PAYMENTS
FOR ACQUIRED COMPANIES (EARN-OUTS)

Contracts to acquire companies generally include an earn-out clause. Any payments due under the earn-out clause are added to the carrying value of the shares and a debt of the same amount is recorded in liabilities under "Amounts due to suppliers of fixed assets" where the payments are considered probable and their amount can be reliably estimated. The amount due is reviewed at each year end by applying the earn-out formula to the latest available financial data.

2.8 PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS

The consolidated "profit before tax and exceptional items" is derived from the financial statements of fully consolidated companies. The revenue and expenses are those generated during the financial year and which do not meet the criteria of "exceptional expenses or income" as stated below.

Havas also uses "earnings before interest and tax" (EBIT) as an indicator to measure its performance and to compare with competing firms.

EBIT corresponds to operating income adjusted to include exceptional items and the share of income from associates.

2.9 EXCEPTIONAL ITEMS

Typical exceptional items are the following:

-     unusual provisions for doubtful receivables;

- unusual impairment of fixed assets, and capital gains or losses on disposal of assets, including financial investments;

- restructuring costs such as: redundancies and related property charges (vacancy and property sublet for lower rent, indemnity for terminating lease agreements, write off of fixtures and fittings);

-     provisions for tax risks of material amounts;

- expenses associated with aborted acquisitions, of unusual nature or amount;

-     litigation of significant amounts.

2.10 FINANCIAL INSTRUMENTS

Financial instruments used by the Group to manage its exposure to interest rate and exchange rate risks typically include interest rate swap agreements, forward rate agreements, foreign currency forward purchases and sales. These instruments are negotiated with leading banks, thus limiting counterpart risks.

Profits and losses on instruments acquired as hedges of assets and liabilities are recognized in the same period as the loss or profit on the hedged item. Any positions that do not qualify for hedge accounting are marked to market at the year-end.

2.11 EARNINGS PER SHARE CALCULATION METHODS

"Basic earnings per share" is calculated using the weighted average number of shares in issue during the financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


54

================================================================================

"Diluted earnings per share" is calculated according to the Treasury Stock
Method:

- the interest expenses relating to the convertible bonds are eliminated from the numerator;

- the denominator consists of the number of shares which would result from all other potentially dilutive securities, such as warrants, stock options and convertible bonds giving access to the capital stock added to the basic number of shares, less the number of shares that could be repurchased with the cash obtained from their exercise.

However, marketable securities which give access to the capital stock are only taken into account when they have a dilutive effect on earnings per share.

III. Scope of consolidation

During the financial year, the number of consolidated companies has changed as follows:

================================================================================
Number of companies as at December 31, 2001                                 414
--------------------------------------------------------------------------------
Acquisitions                                                                  3
--------------------------------------------------------------------------------
Disposals                                                                    (6)
--------------------------------------------------------------------------------
Others                                                                      (10)
--------------------------------------------------------------------------------
Number of companies as at December 31, 2002                                 401
================================================================================

The scope of consolidation will be registered at the "Greffe du Tribunal de Commerce de Nanterre" in France.

IV. Notes to the balance sheet

1 Goodwill

1.1 CHANGES IN GOODWILL

(In 000' euro)

--------------------------------------------------------------------------------
Gross value at December 31, 2000                                      1,452,234
Acquisitions of new companies(1)                                        116,803
Acquisitions of minority interests(2)                                   579,890
Additional payments                                                      18,435
Disposals                                                                (7,750)
Currency translation adjustments                                         38,117
Changes in scope of consolidation                                       (17,159)
Others                                                                   12,671
--------------------------------------------------------------------------------
Gross value at December 31, 2001                                      2,193,241
Acquisitions of new companies(3)                                         21,014
Acquisitions of minority interests(4)                                    24,763
Additional payments(5)                                                  123,188
Disposals                                                               (11,160)
Currency translation adjustments                                       (166,931)
Others                                                                    1,813
--------------------------------------------------------------------------------
Gross value at December 31, 2002                                      2,185,928
Accumulated amortization at December 31, 2002                          (293,405)
--------------------------------------------------------------------------------
Net value at December 31, 2002                                        1,892,523
--------------------------------------------------------------------------------

(1) Mainly The Maitland Consultancy, Black Rocket Advertising and Noonan/ Russo Communications.
(2)   Of which 55% of MPG and 83.4% of Circle.com for (euro)456,249 thousand and
      (euro)92,346 thousand, respectively.
(3) Mainly 100% of Schmitter Media, leading independent media agency in Germany.
(4) Havas acquired minority interests (buy-outs) in companies already controlled.
(5) In 2002, Havas has accounted for all commitments regarding additional payments (earn-outs) made or to be made relating to consolidated companies.

                                               CONSOLIDATED financial statements


                                                                              55

================================================================================

1.2 Geographical goodwill breakdown

--------------------------------------------------------------------------------
Countries                                                         (In 000' euro)
--------------------------------------------------------------------------------
France                                                                   190,363
--------------------------------------------------------------------------------
USA                                                                      713,785
--------------------------------------------------------------------------------
Spain                                                                    499,437
--------------------------------------------------------------------------------
U.K                                                                      203,434
--------------------------------------------------------------------------------
Others                                                                   285,504
--------------------------------------------------------------------------------
Total                                                                  1,892,523
--------------------------------------------------------------------------------

2 Fixed assets

----------------------------------------------------------------------------------------------------------------------
(In 000' euro)                                Intangible           Land      Buildings       Plant and         Others
                                                                                             equipment
----------------------------------------------------------------------------------------------------------------------
Gross value at December 31, 2000                  85,851          7,573        103,074         170,623        255,651
Additions                                         17,319                         5,636          29,879         43,503
Disposals                                         (2,579)          (352)        (2,417)        (32,615)       (19,097)
Changes in scope of consolidation                 (5,140)           352            153          11,795          8,501
Currency translation adjustments                     861             (2)           427           4,499          3,452
Reclassifications                                    159                        (4,687)         (1,649)        (5,975)
----------------------------------------------------------------------------------------------------------------------
Gross value at December 31, 2001                  96,471          7,571        102,186         182,532        286,035
Additions                                         17,336                         2,654          16,696         26,366
Disposals                                         (4,691)        (3,509)       (24,538)        (18,407)       (19,588)
Changes in scope of consolidation                  6,339                        (1,567)          8,067        (16,690)
Currency translation adjustments                  (6,467)                       (7,272)        (18,194)       (30,516)
Reclassifications                                    (70)           391          3,003          (1,823)        (2,610)
----------------------------------------------------------------------------------------------------------------------
Gross value at December 31, 2002                 108,918          4,453         74,466         168,871        242,997

Accumulated amortization at December 31, 2001     38,731                        38,601         118,738        164,570
Amortization                                      10,282                         6,630          21,121         28,863
Disposals                                         (4,578)                      (11,530)        (16,349)       (12,883)
Changes in scope of consolidation                  5,004                          (177)          5,904        (12,968)
Currency translation adjustments                  (3,827)                       (2,317)        (11,573)       (16,237)
Reclassifications                                    (23)                          956             (55)        (1,815)
Accumulated amortization at December 31, 2002     45,589              0         32,163         117,786        149,530
----------------------------------------------------------------------------------------------------------------------
Net value at December 31, 2002                    63,329          4,453         42,303          51,085         93,467
----------------------------------------------------------------------------------------------------------------------

Intangible assets include the RSCG trademark for (euro)14,330 thousand, and the Havas trademarks purchased in 2002 from Vivendi Universal Publishing for
(euro)4,574 thousand.

Other tangible assets include fixtures and fittings, and IT equipment.

Assets under finance leases are capitalized on the balance sheet when material. Main adjusting entries relate to a building located at Puteaux France, and two buildings located in Spain. These adjustments result in the recording of fixed assets for a gross value of (euro)35,482 thousand and of a financial debt of
(euro)12,675 thousand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


56

================================================================================

3 Investments in non-consolidated companies

--------------------------------------------------------------------------------
(In 000' euro)                        2002                2001             2000
--------------------------------------------------------------------------------
Gross value                         25,269              30,448           23,434
                                  ----------
Depreciation                        18,531              25,532            8,688
                                  ----------
Net value                            6,738               4,916           14,746
--------------------------------------------------------------------------------

Investments are stated at historical cost. At each year-end, their fair value is determined based on a multiple of revenue or profit adjusted for net equity. If fair value is below historical cost, a provision may be booked where necessary.

The 2000 figures include a 10% stake in Dataforce, and as well as investments in companies (Printel, DBA) purchased at the end of 2000.

At December 31, 2001, the investment in Dataforce was completely written off.

The balance at December 31, 2002 still includes the above mentioned investment in Dataforce as well as other stakes in companies which are mainly dormant and whose individual net equity is not material.

4 Investments accounted for by the equity method

The table below presents the contribution of associated companies to consolidated equity and net income:

(In 000' euro)          Ownership %      Opening     Dividend      Share of      Currency        Changes in       Closing
                                         balance         paid        income   translation          scope of       balance
                                                                              adjustments     consolidation
--------------------------------------------------------------------------------------------------------------------------
RSMB                            50%          122         (214)          256            (3)                            161
--------------------------------------------------------------------------------------------------------------------------
Web Money                                     16                                                        (16)            0
--------------------------------------------------------------------------------------------------------------------------
RP Uno                          30%           71          (29)           78                                           120
--------------------------------------------------------------------------------------------------------------------------
AIS                             40%                                      (8)                           (167)         (175)
--------------------------------------------------------------------------------------------------------------------------
SDM                             40%                                     134                             384           518
--------------------------------------------------------------------------------------------------------------------------
Star Voice Taiwan               49%                                    (468)           47                            (421)
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        209         (243)           (8)           44               201           203
--------------------------------------------------------------------------------------------------------------------------

5 Other financial assets

--------------------------------------------------------------------------------
(In 000' euro)                                2002           2001           2000
--------------------------------------------------------------------------------
Gross value                                 57,533         63,354         91,165
                                          ----------
Depreciation                                38,069         41,942         10,577
                                          ----------
Net value                                   19,464         21,412         80,588
--------------------------------------------------------------------------------

Maturities

--------------------------------------------------------------------------------
(In 000' euro)                   Total    < 1 year    1 to 5 years     > 5 years
--------------------------------------------------------------------------------
Other financial
investments at
Dec. 31, 2002                   57,533       9,767          45,526         2,240
--------------------------------------------------------------------------------

"Other financial assets" include deposits, loans to employees, non-consolidated companies and associated companies. In 2000, these included in particular a loan by Snyder SNC for an amount of (euro)62,047 thousand granted to Circle.com, a company then accounted for by the equity method. In 2001, when Havas acquired the controlling interest in Circle.com, the above mentioned loan was eliminated on consolidation.

CONSOLIDATED financial statements


                                                                              57

================================================================================

6 Breakdown of receivable accounts
in gross value and by maturity

In gross value

--------------------------------------------------------------------------------
(In 000' euro)                              2002            2001            2000
--------------------------------------------------------------------------------
Advances
to suppliers                               6,733          29,609          23,041
                                     -------------
Trade receivables                      1,428,272       1,717,050       2,068,939
                                     -------------
Other receivables                        108,822         139,139         134,960
                                     -------------
Sundry receivables                       298,873         314,489         363,809
                                     -------------
Total - Gross value                    1,842,700       2,200,287       2,590,749
                                     -------------
Accumulated
depreciation                              58,920          54,919          36,826
                                     -------------
Total -Net value                       1,783,780       2,145,368       2,553,923
--------------------------------------------------------------------------------

By maturity

--------------------------------------------------------------------------------
(In 000' euro)              Total        < 1 year   1 to 5 years >       5 years
-------------------------------------------------------------------------------
Receivable
accounts at
Dec. 31, 2002           1,842,700       1,693,248           10,199       139,253
--------------------------------------------------------------------------------

7 Marketable securities

Marketable securities include 6,135,158 treasury stock shares earmarked for the stock purchase plan valued at (euro)29,632 thousand.

On June 19, 1997, the Board of Directors granted 6,000,000 stock options to senior executives of the Group; following the payment of a dividend on June 11, 2002 which was debited to the "Share premium account", this number was adjusted by 135,158. Each option covers one Havas share. An additional provision of
(euro)546 thousand was posted to the income statement in 2002 to reflect the exercise price of (euro)4.51 per share. At closing date, the total provision amounted to (euro)1,963 thousand.

The other marketable securities are typically short term monetary investments whose book value corresponds to fair market value.

8 Subsidiaries' (Private company) stock option plans

Since 1999, in case of stock option plans which include a share repurchase commitment by a company of the Group, Havas has adopted the accounting rule in Regulation 99-02. This methodology consists of estimating vested and unvested plans at the closing date and making appropriate provisions when it is likely that these plans will result in a payment by the Group.

In the opening balance of fiscal year 1999, the estimated amount of repurchase commitment of (euro)7,970 was posted to equity.

During 2002, certain stock option plans were exercised and a corresponding provision of (euro)960 thousand was reversed. The reassessment of the outstanding plans led to an additional provision of (euro)1,088 thousand in 2002. Total provisions for these plans amount to (euro)3,523 thousand as at December 31, 2002.

9 Shareholders' equity

Treasury stock

Within the framework of the share repurchase plan designed to optimize financial management, Havas acquired 227,990 and used 1,035,191 shares for additional payments on acquired companies (earn-outs) during 2002. At December 31, 2002, 3,494,389 treasury stock shares valued at (euro)49,739 thousand were deducted from shareholders' equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


58

================================================================================

Changes in shareholders' equity

--------------------------------------------------------------------------------------------------------------------------------
(In 000' euro)                                                                  Group share
                                             -----------------------------------------------------------------------------------
                                                  Share       Share    Consolidated     Treasury        Currency          Total
                                                capital     premium        retained        stock     translation
                                                            account    earnings and                  adjustments
                                                                         net income
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at December 31, 2000    106,599   2,551,909      (1,653,726)      (2,995)         38,441      1,040,228
Dividends distributed                                                       (62,714)                                    (62,714)
Stock options exercised                             682      26,331         (11,241)                                     15,772
Conversion of bonds                                  80       1,798                                                       1,878
Share warrants exercised                          1,995      43,629                                                      45,624
Acquisition of 49.5% of MPG                      11,520     430,480                                                     442,000
Acquisition of 83.4% of Circle.com                  852      27,017                                                      27,869
Addition on SNC acquisition                                                 (44,608)                                    (44,608)
Share issue costs deducted                                     (180)         (2,060)                                     (2,240)
Treasury stock                                                                           (61,982)                       (61,982)
Currency translation adjustments                                                                          37,919         37,919
Other movements                                              (1,153)          1,094                                         (59)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                     (57,777)                                    (57,777)
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at December 31, 2001    121,728   3,079,831      (1,831,032)     (64,977)         76,360      1,381,910
--------------------------------------------------------------------------------------------------------------------------------
Dividends distributed                                                       (69,912)                                    (69,912)
Stock options exercised                             360       3,147                                                       3,507
Conversion of bonds                                               1                                                           1
Treasury stock                                                               (8,158)      15,238                          7,080
Currency translation adjustments                                                                        (180,652)      (180,652)
Other movements                                          (1,296,732)      1,296,822                                          90
--------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                      23,461                                      23,461
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at December 31, 2002    122,088   1,786,247        (588,819)     (49,739)       (104,292)     1,165,485
--------------------------------------------------------------------------------------------------------------------------------

In 1992, the goodwill arising on the acquisition of RSCG Group was partially written off against consolidated reserves in accordance with article 248-3 of the Decree of March 27, 1987. Had this goodwill of an amount of (euro)85,758 thousand not been written off, the 2002 amortization would have been increased by (euro)2,144 thousand.

The goodwill relating to the acquisition of Snyder SNC, which was written off against equity according to the pooling of interests method, would have increased amortization by (euro)48,813 thousand in 2002.

                                               CONSOLIDATED financial statements


                                                                              59

================================================================================

10 Contingency reserve

---------------------------------------------------------------------------------------------------------------------------------
(In 000' euro)             Opening     Increase     Reversal     Reversal     Reclass-       Currency      Changes in   Closing
                           balance           in      of used    of unused   ifications    translation        scope of   balance
                                     provisions   provisions   provisions                 adjustments   consolidation
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities    14,569                   (11,207)                                                             3,362
---------------------------------------------------------------------------------------------------------------------------------
Retirement benefits         14,954                                             (14,954)                                       0
Expenses                    34,579       10,171      (19,399)        (423)                     (2,775)          4,046    26,199
Risks                      128,677       46,820      (36,863)        (807)                    (10,711)          4,564   131,680
---------------------------------------------------------------------------------------------------------------------------------
Subtotal                   178,210       56,991      (56,262)      (1,230)     (14,954)       (13,486)          8,610   157,879
---------------------------------------------------------------------------------------------------------------------------------
Total                      192,779       56,991      (67,469)      (1,230)     (14,954)       (13,486)          8,610   161,241
---------------------------------------------------------------------------------------------------------------------------------

The contingency reserve as at December 31, 2002 mainly includes:

- provisions for redemption premiums relating to the "OCEANE" issued in 1999 and 2000 of (euro)2,552 thousand and (euro)45,639 thousand, respectively. These provisions correspond to the difference between the yield to maturity and the yearly coupon paid as at the closing date;

-     tax reserve of (euro)67,719 thousand.

In addition, since 2002, provisions for retirement benefits are recorded in "Other payables".

11 Financial liabilities

Convertible bonds

Since February 1999, Havas has issued three bonds convertible and/or exchangeable into new or existing shares ("OCEANE") with the following characteristics:

"OCEANE" issued in February 1999

-     principal amount at issue:(euro)230 million; 1,223,405 bonds;

-     unit issue price at par:(euro)188;

-     unit redemption value:(euro)195.13;

-     effective date: February 12, 1999;

- annual coupon rate of 1%, a gross yield to maturity of 1.75% assuming no conversion or redemption prior to maturity;

-     implicit interest rate of 2.18% per annum including issue costs;

- redemption at maturity on January 1, 2004 with a possible early redemption from January 1, 2002 under certain conditions;

- each bond may be converted into 20.4 Havas shares (adjusted from 20) at any time at the option of the holder.

During 2000, 2001 and 2002, 516,436 and 9,990 and 8 bonds were converted into shares respectively.

As at December 31, 2002, the 454,017 remaining bonds represent a debt of
(euro)85,355 thousand.

In addition, the total redemption premium due at maturity amounts to (euro)3,237 thousand assuming no conversion nor repurchase of any bond were made from January 1, 2003. As indicated in note II-2.6, this redemption premium is provided for over the borrowing life and is included in "Contingency reserve" (see note IV-10).

"OCEANE" issued in December 2000

-     principal amount at issue:(euro)709 million; 32,817,012 bonds;

-     unit issue price at par:(euro)21.6;

-     unit redemption value:(euro)25.44;

-     effective date: December 22, 2000;

- annual coupon rate of 1%, a gross yield to maturity of 4.25% assuming no conversion or redemption prior to maturity;

-     implicit interest rate of 4.67% per annum, including issue costs;

- redemption at maturity on January 1, 2006 with a possible early redemption from January 1, 2004 under certain conditions;

- each bond may be converted into 1.02 Havas shares (adjusted from 1) at any time at the option of the holder.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


60

================================================================================

While no conversion of any bond has been exercised during 2002, Havas repurchased 1,342,046 bonds for cancellation. At the end of 2002, there were 31,474,966 bonds outstanding, representing a total financial liability of
(euro)679,859 thousand.

In addition, the total redemption premium due at maturity amounts to
(euro)120,864 thousand assuming no conversion nor repurchase of any bond were made from January 1, 2003. As indicated in note II-2.6, this redemption premium is provided for over the borrowing life and is included in "Contingency reserve" (see note IV-10).

"OCEANE" issued in May 2002

-     principal amount at issue:(euro)450 million; 41,860,465 bonds;

-     unit issue price at par and redemption value:(euro)10.75;

-     effective date: May 22, 2002;

- annual coupon rate of 4%, a gross yield to maturity of 4% assuming no conversion or redemption occurs prior to maturity;

-     implicit interest rate of 4.40% per annum, including issue costs;

- redemption at maturity on January 1, 2009 with a possible early redemption from January 1, 2005 under certain conditions;

- partial or total redemption at the option of the holder on January 1, 2006;

- each bond may be converted into 1.02 Havas shares (adjusted from 1) at any time at the option of the holder.

No conversion of any bond has been exercised during 2002.

Other financial liabilities

In January 2000, Havas contracted borrowings with BNP Paribas designed in particular to refinance the acquisition of Lopex Plc, a British group. These borrowings comprise a convertible bond of (pound)40 million (duration 7.5 years, interest rate 7%) issued by Evelink, the Group's British holding company and a future purchase agreement under which Havas International has the right to buy the Evelink shares to be issued following the conversion for a total amount of
(euro)40.4 million. The net balance of (euro)14,749 thousand is included in the financial debt.

Long and short-term debt maturities

--------------------------------------------------------------------------------
(In 000'(euro))                     Total    1 year    1 to 5 years     5 years
--------------------------------------------------------------------------------
Convertible bonds               1,215,214                   765,214     450,000
--------------------------------------------------------------------------------
Bank borrowings                   118,673    71,841          46,231         601
--------------------------------------------------------------------------------
Debt under capital leases          12,675     9,142           3,533
--------------------------------------------------------------------------------
Overdraft                          68,174    68,174
--------------------------------------------------------------------------------
Other debts                        44,709    36,887           3,833       3,989
--------------------------------------------------------------------------------
Total                           1,459,445   186,044         818,811     454,590
--------------------------------------------------------------------------------

CONSOLIDATED financial statements


                                                                              61

================================================================================

Breakdown of the indebtedness by currency and by type of interest rate

------------------------------------------------------------------------------------------
(In 000'(euro))             Fixed interest rate     Variable interest rate           Total
------------------------------------------------------------------------------------------
EUR                                   1,246,840                     79,190       1,326,030
USD                                       7,763                     72,634          80,397
GBP                                      16,441                     13,719          30,160
HKD                                                                  5,885           5,885
JPY                                       2,524                                      2,524
THB                                       2,517                                      2,517
TWD                                          94                      3,786           3,880
Other currencies                          5,586                      2,466           8,052
------------------------------------------------------------------------------------------
Total of indebtedness                 1,281,765                    177,680       1,459,445
------------------------------------------------------------------------------------------

o Borrowings are denominated in the currency of the country in which income streams permitting their reimbursement are generated and therefore do not give rise to any exchange risk.

o Certain EUR denominated debts which are under variable interest rate are hedged by financial instruments. The related amounts are not material.

Net debt

----------------------------------------------------------------------------------------------------------------------------
(In 000'(euro))                                 12/31/01         Currency     Reclassifications     Movements      12/31/02
                                                              translation                          and change
                                                              adjustments                            in scope
----------------------------------------------------------------------------------------------------------------------------
Financial liabilities excluding overdraft     (1,018,886)          24,063                (4,739)     (391,708)   (1,391,270)
Cash net of overdraft                            315,632          (34,127)                            445,361       726,866
Total                                           (703,254)         (10,064)               (4,739)       53,653      (664,404)
----------------------------------------------------------------------------------------------------------------------------
Marketable securities allowance                      (13)                                                               (15)
Net debt                                        (703,267)                                                          (664,419)
----------------------------------------------------------------------------------------------------------------------------

12 Other payables

These include:

-     provisions for retirements benefits obligations of (euro)15,498 thousand;

-     provisions for mutual insurance obligations of (euro)5,784 thousand;

-     and additional payments on consolidated companies (earn-outs) of
      (euro)102,805 thousand.

Retirement benefits obligations are valued using the "Projected Unit Credit" actuarial method according to U.S. GAAP. The amount of the provision is calculated on individual basis and takes into account assumptions of staff turnover rate, payroll costs increase rate. The discount rate used in 2002 is 5.5%.

The mutual insurance obligations correspond to the probable present value of the difference between projected medical services for current and future retirees and contributions paid by current and future retirees. Future services have been projected taking into account the trend of medical costs and the consumption due to the age of retirees. A discount rate of 5.1% was used for 2002, and 5.5% for 2000 and 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


62

================================================================================

13 Deferred taxes

Breakdown by nature

--------------------------------------------------------------------------------
(In 000'(euro))                       Assets                   Liabilities
                             ---------------------------------------------------
                                  2002         2001        2002            2001
--------------------------------------------------------------------------------
Temporary differences           99,607      152,291       3,362          14,569
--------------------------------------------------------------------------------
Tax losses carried forward     103,051      108,584
--------------------------------------------------------------------------------
Total                          202,658      260,875       3,362          14,569
--------------------------------------------------------------------------------

The amount shown in the balance sheet as at December 31, 2002, corresponds to deferred tax assets the recovery of which is considered probable based on estimated future profits. An amount of (euro)456,831 thousand of deferred tax assets was not recognized as at December 31, 2002, as its recovery was considered improbable.

Geographical breakdown

--------------------------------------------------------------------------------
(In 000'(euro))                 Assets                    Liabilities
                      ----------------------------------------------------------
                           2002           2001        2002            2001
--------------------------------------------------------------------------------
Europe                   57,034         55,253       1,252           5,545
--------------------------------------------------------------------------------
North America           141,290        200,184                       6,133
--------------------------------------------------------------------------------
Asia Pacific              2,914          3,786         151              83
--------------------------------------------------------------------------------
Latin America             1,420          1,652       1,959           2,808
--------------------------------------------------------------------------------
Total                   202,658        260,875       3,362          14,569
--------------------------------------------------------------------------------

The period of recovery of deferred tax assets in the USA is assumed to be four or five years. For the other countries, the average period of recovery is less than four years.

V. Notes on commitments and contingencies

1 Security

Havas does not have any secured debt. However, most of the credit lines and authorized overdraft are covered by guarantees granted by the holding company.

In addition, it is usual in certain countries in particular in the United Kingdom and Asia, that subsidiaries' purchases of media space are subject to parent company guarantees. All these items are included in the consolidated balance sheet liabilities and therefore do not fall to be disclosed as off-balance sheet commitments and contingent liabilities.

2 Breakdown of commitments by maturity

---------------------------------------------------------------------------------------------------------------
(In 000'(euro))                                  Total            < 1 year         1 to 5 years       > 5 years
---------------------------------------------------------------------------------------------------------------
Given    - Acquisition of minority interests
           ("Buy-out")(1)                      119,456              33,036               86,276             144
         - Other commitments(2)                 30,431              16,295               14,136
---------------------------------------------------------------------------------------------------------------
Total                                          149,887              49,331              100,412             144
---------------------------------------------------------------------------------------------------------------
Received - Other commitments(2)                 10,426               5,243                5,183
---------------------------------------------------------------------------------------------------------------
Total                                           10,426               5,243                5,183
---------------------------------------------------------------------------------------------------------------

(1) In connection with all acquisitions where the Group purchases a controlling stake and has entered into buy-out agreements to acquire minority shareholders' interests subsequently, the Group would grant to minority shareholders put options which could be exercised at certain dates in the future, and at prices determined by formulae corresponding to normal market practices. These agreements are designed to establish a long-term partnership with the manager(s) who will have become the minority shareholder(s).
      The above breakdown by maturity was based upon the estimated date of exercise of the put options.
(2) Other commitments relate to the acquisition of exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years. These rights are then re-sold to sponsors. The payments are to be made on a monthly basis.

                                               CONSOLIDATED financial statements


                                                                              63

================================================================================

3 Derivative financial instruments

Foreign currency risk

The Group has operations in over 65 countries through its agencies. In 2002, 38% of the Group share of net income before amortization of goodwill were in euro, 41% in U.S. dollars and 11% in British pounds. After amortization of goodwill, the breakdown is 41%, 9% and 15%, respectively.

The majority of the Group's agencies carry out businesses that are essentially local, with almost all of their revenues received and expenses incurred in local currency. In addition, part of the Group's acquisitions for cash in the United States and the United Kingdom have been funded through local borrowings. For these reasons, the Group's exposure to fluctuations in exchange rates tends to be limited to the translation of the non-euro zone subsidiaries' financial statements into euro.

In order to manage its exposure to foreign currency risk and interest rate risk, the Group has entered into agreements as follows:

--------------------------------------------------------------------------------
                                Hedges          Notional amounts (in 000' euro)
--------------------------------------------------------------------------------
Hedged items                                     2002         2001          2000
--------------------------------------------------------------------------------
Foreign currency risk:
  currency swap
Accounts receivable                            67,038       31,708        26,815
--------------------------------------------------------------------------------
Interest rate risk: swap
Liabilities under
variable interest rate                         36,809       36,809        30,051
--------------------------------------------------------------------------------

4 Financial covenants

Financial liabilities amounted to (euro)1,459,445 thousand at the end of 2002. This indebtedness, including convertible bonds ("OCEANE") for an amount of
(euro)1,215,214 thousand, bank overdraft of (euro)68,174 thousand, and other financial liabilities of (euro)57,385 thousand are not subject to any financial covenants.

Bank borrowings represented (euro)118,673 thousand at the end of 2002. Of this amount, only (euro)55,275 thousand was under financial ratio covenants determined most often locally in the USA and the United Kingdom. Due to important reorganizations within the Group since the implementation of these agreements, in particular in these countries, certain ratios have not always been met. These agreements have then been amended (by waiver of default) with the agreement of the banks so as not to trigger immediate repayment. These borrowings amounted to (euro)33,820 thousand at the end of 2002. In addition, total borrowings of (euro)21,455 thousand, located in the USA are subject to financial covenants applicable to local ratios based on U.S. GAAP accounts; these ratios are respected as at December 31, 2002.

Financial covenants to be applied to Group consolidated data are as follows:

-     (euro)380 million: minimum amount of shareholders' equity;

-     3.0/1: Net debt / Operating cash flow;

-     0.8/1: Net debt / Shareholders' equity;

-     5.0/1: EBIT / Net financial income.

Financial covenants to be applied to local data are as follows:

-     3.0/1: EBIT / Interest expense;

-     3.8/1: Debt / EBITDA;

-     2.5/1: Debt / Shareholders' equity.

VI. Notes to the consolidated income statement

1 Turnover and revenue

Turnover is not a relevant aggregate for communications consulting services, which encompass two distinct types of revenues:

-     fees which represent payments for services rendered;

- sale of media space and technical expenses incurred and re-billed to clients. Where these sales, in particular in foreign countries, are realized by advertising firms acting as intermediaries, only the margin on media space sales is included in the revenues.

For this reason, the notion of restated billings is commonly used to measure the volume of advertising budgets, independent of the remuneration mode. Restated billings are calculated generally by multiplying agencies' revenue by 6.67 to reflect the usual advertising commission of 15% of advertising expenses, or when possible, the actual advertising investment of clients. Cost of sales includes media space bought and external costs of advertising campaign productions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


64

--------------------------------------------------------------------------------

Advertising businesses can also be measured by the aggregate "revenue" shown in the income statement, and which amalgamates sundry payments for services rendered.

Revenue breakdown is the following:

--------------------------------------------------------------------------------
Geographical                                           Revenue
breakdown                           --------------------------------------------
                                                  2002        2001         2000
--------------------------------------------------------------------------------
Revenue (in (euro) million)                      1,987       2,241        1,795
--------------------------------------------------------------------------------
Europe                                              49%         48%          54%
                                                --------
North America                                       44%         44%          36%
                                                --------
Asia Pacific                                         4%          4%           5%
                                                --------
Latin America                                        3%          4%           5%
--------------------------------------------------------------------------------
Total                                              100%        100%         100%
--------------------------------------------------------------------------------

Between 2001 and 2002, adjusted for constant scope and constant exchange rates, organic growth came to -5.8%. In unadjusted figures, the revenue decreased by 11.3%.

Between 2000 and 2001, on a like-for like basis, including Snyder for full year in 2000 and excluding the effect of acquisitions completed in 2001 and companies taken out of consolidation, the organic growth was 0.3%.

In unadjusted figures, revenues rose by 24.8%

2 Other operating expenses, net of revenue

--------------------------------------------------------------------------------
(In 000' euro)                                    2002        2001         2000
--------------------------------------------------------------------------------
Other operating
revenue                                         22,742      70,765       55,944
                                             ----------
Depreciation                                   (72,420)    (83,739)     (61,911)
                                             ----------
Net (increase)/
decrease of provisions                          15,528       7,845         (835)
                                             ----------
Other operating
expenses                                      (600,426)   (739,364)    (521,856)
--------------------------------------------------------------------------------
Total                                         (634,576)   (744,493)    (528,658)
--------------------------------------------------------------------------------

3 Net financial income/(expense)

--------------------------------------------------------------------------------
(In 000' euro)                               2002           2001           2000
--------------------------------------------------------------------------------
Dividends received
from non-consolidated
affiliates                                     50            216             23
                                         ---------
Net financial
expense                                   (15,449)        (2,143)        (3,058)
                                         ---------
Currency gains/
(losses)                                     (628)         1,163           (898)
                                         ---------
Redemption
premiums related
to "OCEANE"                               (22,683)       (24,852)          (409)
                                         ---------
(Increase)/decrease
of provisions for
financial assets and
latent currency loss                       (7,798)           613         (1,129)
--------------------------------------------------------------------------------
Total                                     (46,508)       (25,003)        (5,471)
--------------------------------------------------------------------------------

The Group did not adopt the "preferential method" consisting in posting to the financial income the potential exchange gains and which would have had a negative impact of (euro)639 thousand for the financial year 2002.

4 Exceptional income/(expenses)

The table below details exceptional items:

--------------------------------------------------------------------------------
(In 000' euro)                                                             2002
--------------------------------------------------------------------------------
Redundancies and property provisions                                    (11,884)
                                                                       ---------
Capital gains on assets disposals                                        10,101
                                                                       ---------
Gains on repurchased convertible bonds                                    4,771
                                                                       ---------
Doubtful receivable provisions Worldcom (MCI)                           (11,100)
                                                                       ---------
Others                                                                     (956)
--------------------------------------------------------------------------------
Total                                                                    (9,068)
--------------------------------------------------------------------------------

On July 21, 2002, WorldCom, Inc., a significant client of the Havas group, filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

With respect to media, the Havas group acts as an agent for WorldCom and its subsidiary, MCI WorldCom (collectively "WorldCom"), and as an intermediary in the transfer of the client's payments to the applicable media suppliers, which is consistent with the concept of "sequential liability" adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. As a result, the Havas group had outstanding pre-bankruptcy petition receivables of approximately $36.1 million as at December 31, 2002 and in parallel, the Havas group had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of WorldCom of approximately $36.9 million as at December 31, 2002.

                                               CONSOLIDATED financial statements


                                                                              65

================================================================================

Currently, no media vendor is pursuing, nor has any waived any claim against the Havas group for any WorldCom payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the WorldCom bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to the Havas group that might result. Consequently, although a loss is possible, the Havas group cannot at this time reasonably determine the probability of any loss nor the magnitude thereof. Therefore no reserve has been recorded.

With respect to commissions and production work, the Havas group has a receivable of approximately $10.4 million in its financial statements as at December 31, 2002, which has been fully reserved as at December 31, 2002.

Havas has filed proofs of claim with the United States Bankruptcy Court in support of its position as agent with regard to media, commissions and production work.

The Group continues to do business with WorldCom with payment generally received from WorldCom on an accelerated basis.

(At December 31, 2002, the euro to dollar exchange rate was(euro)1=$0.945; source: Banque de France)

5 Tax

Geographical breakdown

--------------------------------------------------------------------------------
(In 000' euro)                             2002            2001             2000
--------------------------------------------------------------------------------
Europe                                   39,320          30,641           56,990
                                       ---------
North America                            15,680          (8,668)          16,436
                                       ---------
Asia Pacific                              3,346              73            4,732
                                       ---------
Latin America                             3,309           6,916            7,636
--------------------------------------------------------------------------------
Total                                    61,655          28,962           85,794
--------------------------------------------------------------------------------

Tax consolidations are implemented in main countries in which Havas group carries out businesses, i.e. in France, USA and United Kingdom.

Tax analysis

--------------------------------------------------------------------------------
(In 000' euro)                                                              2002
--------------------------------------------------------------------------------
Tax due                                                                   47,120
                                                                        --------
Deferred tax                                                              14,535
--------------------------------------------------------------------------------
Total(1)                                                                  61,655
Of which minority interests                                                6,862
--------------------------------------------------------------------------------
(1)   The portion of tax relating to exceptional items amounts to approximately
      (euro)4,100 thousand.

Tax rates reconciliation

--------------------------------------------------------------------------------
Theoretical rate                                                           35.2%
--------------------------------------------------------------------------------
Impact of definitive additions and deductions                              -9.9%
--------------------------------------------------------------------------------
Changes in provisions                                                      11.8%
--------------------------------------------------------------------------------
Rate differences                                                           -1.5%
--------------------------------------------------------------------------------
Actual rate                                                                35.6%
--------------------------------------------------------------------------------

6 Amortization of goodwill

      As indicated in the "Principles and methods of consolidation" (section)1.4, goodwill is reviewed at each closing. The review performed did not lead to the recognition of any impairment in 2002. The discount rates used in 2002 ranged from 9.26 to 9.84% depending on the division. In 2002, the amortization amounts to (euro)71,205 thousand corresponding to normal amortization of the period.

      In addition, an exceptional depreciation of (euro)11,073 thousand was accrued in 2001.

7 Earnings per share (net income per share)

The numbers of shares used for the calculation of 2002 earnings per share are as follows:

--------------------------------------------------------------------------------
                                Before amortization          After amortization
                                        of goodwill                 of goodwill
--------------------------------------------------------------------------------
Basic                                   294,757,744                 294,757,744
--------------------------------------------------------------------------------
Diluted                                 332,613,996                 297,274,439
--------------------------------------------------------------------------------

The adjustment made to the net income before amortization of goodwill for the calculation of diluted earnings per share is an income of (euro)9,218 thousand. When convertible bonds do not produce any dilution effect on the calculation of diluted earnings after amortization of goodwill per share, they are not taken into account in any calculation.

NOTES TO CONSOLIDTATED FINANCIAL STATEMENTS


66

--------------------------------------------------------------------------------

VII. Notes to the statement of cash flows

1 Net cash used in investing activities

In addition to the purchase of tangible and intangible assets, investments mainly include additional payments relating to consolidated companies and acquisitions of minority interests. The sole significant acquisition made in 2002 was Mediatur Schmitter in Germany.

Proceeds from sale of fixed assets during 2002 correspond mainly to the sale of two buildings located in France and in the United Kingdom for a total amount of
(euro)26,596 thousand.

2 Net cash provided by financing activities

"Dividends paid to Havas shareholders" include (euro)50,062 thousand actually paid to shareholders, and (euro)19,850 thousand corresponding to equalization tax ("Precompte mobilier").

Havas issued in May 2002 a convertible bond ("OCEANE") of (euro)450,000 thousand which is included in the line "Proceeds from long-term borrowings". The amount net of issue costs is (euro)443,453 thousand.

VIII. Other information

1 Segment information

----------------------------------------------------------------------------------------------------------------------
Geographical                  Operating income              Tax                Fixed assets         Current assets
breakdown                   ------------------------------------------------------------------------------------------
                               2002       2001        2002        2001        2002       2001        2002        2001
----------------------------------------------------------------------------------------------------------------------
Amount in (euro) million        229        234          62          29       2,174      2,280       2,710       2,769
----------------------------------------------------------------------------------------------------------------------
Europe                           57%        65%         64%        106%         60%        57%         70%         59%
----------------------------------------------------------------------------------------------------------------------
North America                    34%        26%         26%        (30%)        37%        40%         24%         33%
----------------------------------------------------------------------------------------------------------------------
Asia Pacific                      3%         1%          5%          0%          1%         1%          4%          4%
----------------------------------------------------------------------------------------------------------------------
Latin America                     6%         8%          5%         24%          2%         2%          2%          4%
----------------------------------------------------------------------------------------------------------------------
Total                           100%       100%        100%        100%        100%       100%        100%        100%
----------------------------------------------------------------------------------------------------------------------

2 Personnel

The average number of employees in fully consolidated companies was as follows:

                                         ---------------------------------------
                                              2002           2001           2000
--------------------------------------------------------------------------------
France                                       2,877          3,188          3,247
                                         ---------------------------------------
Outside France                              15,989         17,185         17,807
--------------------------------------------------------------------------------
Total                                       18,866         20,373         21,054
--------------------------------------------------------------------------------

There were 17,972 employees as at December 31, 2002.

3 Management emoluments
and directors' fees

Total payments to directors and officers amounted to (euro)10,161 thousand for the year 2002.

At December 31, 2002 directors and officers owned a total of 7,586,757 stock options of which 2,423,383 options and 1,462,310 purchase options were granted in 2002.

4 Assets belonging to management
or their connected parties

Nil.

5 Subsequent events

There are no material subsequent events to be disclosed.

6 Other sundry information

Havas has consolidated all material subsidiaries and associated companies. Other than already disclosed, there is non recourse to off-balance sheet finance nor special purpose vehicles.

                                               CONSOLIDATED financial statements


                                                                              67

================================================================================

7 Reconciliation table between French GAAP and U.S. GAAP accounts

The table presented below, including the notes, provides an analysis of the various adjustments in 2002 to the net income and shareholders' equity of the Havas group such as they are presented in the Reference Document, compliant with the French GAAP, for the restatement according to generally accepted accounting principles as applied in the USA (U.S. GAAP), as shown in the unaudited draft of the document 20-F for the year 2002.

-------------------------------------------------------------------------------------
(In 000' euro)                                  Net income      Shareholders' equity
-------------------------------------------------------------------------------------
                                               Group share               Group share
=====================================================================================
In French GAAP                                      23,461                 1,165,485
-------------------------------------------------------------------------------------
Earn-out/buy-out(1)                                 (5,422)                 (142,557)
-------------------------------------------------------------------------------------
Stock option plans(2)                              (13,116)
-------------------------------------------------------------------------------------
Amortization and impairment of goodwill
and intangible assets(3)                        (1,432,353)                  338,626
-------------------------------------------------------------------------------------
Treasury stock(4)                                                            (28,679)
-------------------------------------------------------------------------------------
Other                                               (5,688)                   13,759
-------------------------------------------------------------------------------------
In U.S. GAAP                                    (1,433,118)                1,346,634
-------------------------------------------------------------------------------------

Note: The above adjustments are presented net of related deferred tax.

(1) Havas group usually enters into earn-out and buy-out agreements when it acquires subsidiaries. These contracts specify that additional payments (earn-out) relating to acquired companies, or prices of remaining minority interests to be acquired (buy-out), depend upon post acquisition performances of acquired companies.

      In the past, these agreements were usually conditioned by the presence of the seller in the company for a period generally over five years. Under French GAAP, the corresponding amounts are constitutive elements of acquisition price and accounted for as goodwill. Under U.S. GAAP, the sole condition of the sellers' presence implies a presumption of compensation and therefore the appropriate part of the payment should be recorded as personnel expenses which are spread over the duration of the earn-out or buy-out agreement. This engenders the adjustment presented above. The current agreements do generally not include any more this type of condition. Adjustments should continue to decrease in the future ((euro)5,422 thousand in 2002, (euro)18,658 in 2001).

(2) This adjustment consists in covering the intrinsic value of SNC stock options which were unvested at the date of acquisition of SNC (Snyder) by Havas. 2002 is the last year for this adjustment.

(3) Regarding goodwill, the main difference is due to the acquisition of the American group Snyder Communications, Inc., which was accounted for according to the "Pooling of interests" method in French GAAP and the "Purchase accounting" method in U.S. GAAP.

      Therefore, the amount of goodwill presented in the balance sheet assets as at December 31, 2001 according to U.S. GAAP ((euro)3,614 million) was much greater than the amount shown in the balance sheet assets according to French GAAP ((euro)1,940 million).

      The American accounting principles relating to goodwill have been modified from January 1, 2002 by the standard "SFAS 142". This standard consists of performing impairment tests instead of amortizing goodwill, whilst the amortization of goodwill remains a requirement under French GAAP. The book value of goodwill is compared to its fair market value determined by discounting entities' estimated future cash flows. If the fair market value is less than the book value, an impairment charge is posted to the income statement. 2002 is the first year of implementation of this standard. The impairment tests performed for 2002 lead us to record a total impairment charge of (euro)1,483 million in U.S. GAAP consolidated accounts only.

      Havas already performs goodwill impairment tests according to the same method as "SFAS 142" in French GAAP, and no impairment was required for 2002.

(4) Treasury stock shares acquired for satisfying stock option plans are deducted from equity in U.S. GAAP whereas they remain in the balance sheet assets in French GAAP.

SCOPE OF CONSOLIDATION As at December 31, 2002


68

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                       %                  %
                                                   Group            Control
--------------------------------------------------------------------------------

EURO RSCG WORLDWIDE

FRANCE

ADVERTISING AGENCIES
EURO RSCG LIFE                                       100                100
EXPAND CONNEXION                                     100                100
ER CD SANTE                                          100                100
1,2,3 SANTE                                           75                 75
EURO RSCG France                                     100                100
EURO RSCG C&O                                         99                 99
ABSOLUT MEDIA                                         80                100
ABSOLUT REALITY                                       80                 80
BETC EURO RSCG                                       100                100

NON MEDIA SUBSIDIARIES
EURO RSCG INSTORE                                     86                 86
EURO RSCG CORPORATE PUBLISHING                        99                100
THE SALES MACHINE                                     98                 98
EURO RSCG INCENTIVE                                   93                100
EURO RSCG MOTIV'FORCE                                 93                 95
INTERCORPORATE SNC                                    99                100
THE CONNECT MACHINE                                   80                 81
PROD'S                                               100                100
PULP                                                 100                100
CONNECTWORLD                                         100                100

REGIONS
EDITO                                                 89                100
EURO RSCG ENSEMBLE                                   100                100
EURO RSCG COMMUNICANCE                               100                100
D10 PUBLICITE PROMOTION                               80                 80
COMMUNICATION ACTIVE                                 100                100
EURO RSCG UNLIMITED                                  100                100
EURO RSCG VERSION LATINE                             100                100
EURO RSCG POLES SA                                   100                100
MARTINE FLINOIS ET ASSOCIES                           42                 71
PASSERELLES                                           76                 80
PERFORMANCE                                           80                100
EURO RSCG ET CIE                                      89                 89
COGEM                                                 52                 52
EURO RSCG INTERACTIVE                                 55                 55
DESIGNS PLURIEL                                       89                100
MANILLE                                               79                 80
EURO RSCG PAROLE DE MARQUE                            60                 60

EUROPE

AUSTRIA
THE SALES MACHINE                                     92                100
EURO RSCG E UND E                                     92                 92
HUMAN I EURO RSCG                                     74                 80

BELGIUM
EURO RSCG GROUP BELGIUM                              100                100
PALMARES                                             100                100
EURO RSCG UNITED                                     100                100
EQUATOR                                              100                100
PRODUCTIVITY                                         100                100
THE SALES MACHINE                                    100                100

CZECH REPUBLIC
EURO RSCG A.S.                                       100                100
THE SALES MACHINE                                    100                100

DENMARK
EURO RSCG HOLDING                                    100                100
COURAGE EURO RSCG                                     60                 60

FINLAND
EURO RSCG                                            100                100
BNL                                                   70                 70
INMEN                                                 36                 51

GERMANY
ABC EURO RSCG                                        100                100
HAVAS ADVERTISING HOLDING Deutschland                100                100
EURO RSCG THOMSEN ROHLE                              100                100
ABC BONN                                             100                100
ABC HAMBURG                                           76                 76
MEDIAPOLIS MEDIASTAR                                 100                100
THE SALES MACHINE                                     86                 86
EURO RSCG LIFE                                       100                100
EURO RSCG KREMER FORSTER                             100                100
EURO RSCG GIETZ HEINEMANN                             76                 76
DORFER RELATIONSHIP COMMUNICATION                     70                 70
D-TAIL GMBH                                           70                100
CONNECTING PEOPLE                                    100                100
HUMAN I EURO RSCG                                     96                 96

GREECE
EURO RSCG ATHENS                                      75                 75

HUNGARY
EURO RSCG BUDAPEST                                    51                100
INSIGHT                                               51                 51

IRELAND
EURO RSCG IRELAND                                    100                100

ITALY
EQUIPE                                               100                100
EURO RSCG MEZZANO COSTANTINI                          67                 67
EURO RSCG ROMA                                        37                 55
EURO RSCG INTERACTIF                                  40                 60
EURO RSCG ITALIA                                     100                100

POLAND
EURO RSCG POLAND                                     100                100
EURO RSCG DIALOG                                      65                 65
EURO RSCG MARKETING HOUSE                             56                 56

PORTUGAL
EURO RSCG DESIGN                                      89                 89
EURO RSCG PUBLICIDADE                                100                100
EURO RSCG SERVICOS DE MARKETING                      100                100
HPP                                                   51                 51

SPAIN
THE SALES MACHINE                                    100                100
LORENTE EURO RSCG                                    100                100
SOLERO & SOLERO PARTNERS                              54                 54
FUEL EUROPE                                          100                100
ASCI DIRECT                                           65                 65
BCN INEDITA                                           52                 52
E-ONE                                                 52                 52
DIFUSION Y AUDIENCIAS                                 85                 85
RP UNO                                                30                 30
L-11                                                 100                100

SWEDEN
EURO RSCG SWEDEN                                     100                100
EURO RSCG SODERBERG ARBMAN                           100                100
HALSOBYRAN RYDEN & CO AB                             100                100

SWITZERLAND
CBR                                                   66                 66
EURAD                                                100                100
CATAPULT                                             100                100
MERCOT                                               100                100

THE NETHERLANDS
BVD ER GROEP NEDERL.BV                               100                100
BVD ER HOLDING BV                                    100                100
EUROCOM NEDERLAND BV                                 100                100
GO RSCG BV                                           100                100
TWO'S COMPANY                                        100                100
MAD EURO RSCG                                        100                100

                                               CONSOLIDATED financial statements


                                                                              69

================================================================================

--------------------------------------------------------------------------------
                                                       %                  %
                                                   Group            Control
--------------------------------------------------------------------------------

HUMAN I                                              100                100
WERNER MESSELINK                                      51                 51
BIKKER                                               100                100
BLRS                                                  51                 51

UNITED KINGDOM
BISS LANCASTER PLC                                   100                100
CGI LONDON LTD                                       100                100
EURO RSCG DIRECT MARKETING                           100                100
EURO RSCG WNEK GOSPER                                100                100
EURO RSCG HEALTHCARE LONDON                          100                100
RSCG UK PLC                                          100                100
EURO RSCG HOLDINGS LTD                               100                100
KLP LTD                                              100                100
THE MAITLAND CONSULTANCY                              50                 50
BOUNTY UK                                            100                100

INDIA/MIDDLE EAST

INDIA
EURO RSCG ADVERTISING PRIVATE                         60                 60
EURO RSCG TARGETMEDIA PRIVATE LTD                     95                100
EURO RSCG ALLIANCE DIRECT MARKETING
SERVICES                                             100                100

ISRAEL
ZSZ ADVERTISING AGENCY                                51                 51
ZSZ PR                                                51                 51

LEBANON
EURO RSCG SHARP PENCIL                                82                 82

TURKEY
KLAN                                                  55                 55
ONAY                                                  55                 55
THE SALES MACHINE                                     43                 79

UNITED ARAB EMIRATES
BAIN EURO RSCG FZ- LLC                                70                 70

NORTH AMERICA

CANADA
SHARPE BLACKMORE                                     100                100
COHN & WELLS                                         100                100
REMTULLA EURO RSCG                                   100                100

USA
EURO RSCG WORLDWIDE INC.                             100                100
MVBMS EURO RSCG                                      100                100
EURO RSCG TATHAM                                     100                100
EURO RSCG DSW PARTNERS                               100                100
EURO RSCG HOLDINGS CORPORATION                       100                100
HEALTHVIEW EURO RSCG                                 100                100
ROSE WORLDWIDE                                       100                100
TIAD INC.                                            100                100
LENA CHOW EURO RSCG                                  100                100
DEVON DIRECT MARKETING                               100                100
DFM                                                  100                100
THE TYEE GROUP                                        85                 85
MERIDIAN EURO RSCG LLC                                80                 80
MIDDLEBERG EURO RSCG INC.                             80                 80
MCM                                                   85                100
EURO RSCG DIRECT RESPONSE                             61                 71
BLACK ROCKET EURO RSCG                                80                 80
EURO RSCG IMPACT                                     100                100
IMPACT CHICAGO                                       100                100
CIRCLE.COM                                           100                100
ECHO MEDIA                                           100                100
AMERICAN STUDENT LIST                                100                100

LATIN AMERICA

ARGENTINA
EURO RSCG LATINO AMERICA                             100                100
CRAVEROLANIS EURO RSCG                               100                100
WHY NET                                               51                 51

BRAZIL
CARILLO PASTORE EURO RSCG                             49                 49
EURO CAP                                              61                 61
EURO INTERACTION BRAZIL                               25                 51
DUETZ EURO RSCG                                       25                 51


CHILE
EURO RSCG CHILE                                      100                100
PUBLIART                                              68                 68
THE SALES MACHINE                                     76                 76

COLOMBIA
ETYCOM                                                65                 65
GONDOLA                                               92                 92
PROCESOS CREATIVOS                                    72                 72
SPOT                                                  56                 56

MEXICO
BETANCOURT BEKER EURO RSCG                            83                 83
PERSONNEL SUPPORT S.A                                100                100
SALES MACHINE LOZANO ZAMBERNARDI                     100                100
KAUS MEDIA EURO RSCG                                  51                 51

PERU
DUNA                                                  83                 83

PUERTO RICO
PREMIER MALDONADO                                     82                 82

URUGUAY
VICE VERSA EURO RSCG                                  51                 51
LA ESTACA                                             51                 51
VICE VERSA INTERNATIONAL                              51                 51
LATAM TREASURY                                       100                100

ASIA PACIFIC

AUSTRALIA
THE MOULT AGENCY                                     100                100
INTEGRATED OPTIONS                                    80                 80
EURO RSCG AUSTRALIA                                  100                100
  - Ball Retail Ltd
  - Designsphere
  - Opalway Ltd
  - Ball Direct Ltd

CHINA
EURO RSCG CHINA JV                                    70                 70
JINGSHI COMPUTER CO. LTD                              70                 70
FIELD FORCE MARKETING CO. LTD                         70                 70
FIELD FORCE PROSPECT CO. LTD                          70                 70
THE SALES MACHINE                                    100                100

HONG KONG
EURO RSCG BALL PARTNERSHIP                           100                100
FIELD FORCE                                           70                 70
EURO RSCG CONTACT                                    100                100

INDONESIA
EURO RSCG ADWORK                                      86                 86
CCC INDONESIA                                         99                100

JAPAN
EURO RSCG PARTNERSHIP JAPAN CO.                       85                 85

KOREA
EURO RSCG NEXT                                        60                 60

SCOPE OF CONSOLIDATION As at December 31, 2002


70

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                       %                  %
                                                   Group            Control
--------------------------------------------------------------------------------

MALAYSIA
EURO RSCG PARTNERSHIP                                100                100
EPIC OMNILINK INTEGRATED                             100                100

PHILIPPINES
EURO RSCG PHILIPPINES                                 70                 70
AGATEP ASSOCIATES INC.                                70                 70

SINGAPORE
EURO RSCG PARTNERSHIP                                100                100
STAREAST COMMUNICATIONS PTE LTD                      100                100

TAIWAN
EURO RSCG PARTNERSHIP                                100                100
STAREAST COMMUNICATIONS LTD                          100                100
JINGSHI ENTERPRISE TAIWAN LTD                         70                 70
STARVOICE TAIWAN                                     100                100

THAILAND
EURO RSCG BALL PARTNERSHIP                           100                100
DIRECT IMPACT THAILAND                                75                 75
TBP LTD                                               99                 99
CONSUMER CONTACT COMMUNICATIONS LTD                   69                 70

ARNOLD WORLDWIDE PARTNERS

FRANCE
DEVARRIEUX VILLARET                                   70                 70
LES FEES EXISTENT                                     36                 51
DEVILSTUDIO                                           70                100
DEVARRIEUX VILLARET INTERACTIVE                       63                 90
DEVARRIEUX VILLARET EHS                               85                100
BRANN COMMUNIDER                                      85                 85
LE NOUVEL ELDORADO                                   100                100
W & COMPAGNIE                                         65                 65
W CAPITAL                                             65                100
W PRINTEL                                             65                100
W ONE                                                 52                 80
W DESIGN GROUP                                        65                100

AUSTRALIA
BRANDHOUSE ARNOLD WORLDWIDE PARTNERS                  60                 60

BRAZIL
AGE                                                   40                 40

SPAIN
LA BANDA                                              70                 70
LA BANDA BELOW THE LINE                               70                 86
EHS BRANN                                             25                 25

UNITED KINGDOM
WCRS LIMITED                                         100                100
BDDH PARTNERS                                        100                100
BRANN WORLDWIDE                                      100                100
BLAU DIRECT INTERNATIONAL                            100                100
STEAM                                                 76                 76
SDM                                                   40                 40
EHS REALTIME LEEDS                                    76                 76
ARNOLD INTERACTIVE                                   100                100
EVANS HUNT SCOTT EUROCOM LTD                         100                100
CONRAN DESIGN GROUP                                  100                100
ALL RESPONSE MEDIA                                    57                 57
BRANN UK                                             100                100

GERMANY
REMPEN & PARTNER WERBE AGENTUR                        68                 68
REMPEN & PARTNER MUNCHEN GMBH                         54                 80
REMPEN & PARTNER DESIGN BURO                          54                 80
DATA MINING                                           68                100
PRODUCTION KONTOR                                     68                100
REMPEN & PARTNER (NEWCO)                              68                100

IRELAND
YOUNG ADVERTISING LTD                                100                100

ITALY
ATA DE MARTINI & C                                   100                100

USA
ARNOLD MCGRATH CASE & PARTNERS                       100                100
MC KINNEY SILVER                                     100                100
ARNOLD WW LLC                                        100                100
ARNOLD WW PARTNERS INC.                              100                100
ADDITIVE                                              49                 49
APPLIED METRIX                                        51                 51
MAGNET COMMUNICATIONS                                100                100
BRANN LLC                                            100                100
THE HADLEY GROUP                                     100                100

CANADA
VICKERS & BENSON                                     100                100
IMG                                                  100                100

SPECIALIZED SERVICES

FRANCE
EMDS CONSULTING SARL                                  98                100
BMA LAGON                                             84                 84
COLORADO                                              64                 64
BERNARD JULHIET CONSULTING                            88                 88
BERNARD JULHIET INTERACTIVE                           49                 56
ARGOS                                                 86                 98
HA POLE RESSOURCES HUMAINES                           93                 93
HR GARDENS                                            98                100

BELGIUM
GRAYLING POLITICAL STRATEGY                          100                100
EMDS GROUP SA                                         98                100
HR GARDENS Belgique SA                                98                100
BANNER HILL SYSTEMS                                  100                100
HR GARDENS                                            98                100
GRPO                                                 100                100

GERMANY
HR GARDENS DEUTSCHLAND GMBH                           98                100

IRELAND
GRAYLING GILMORE                                     100                100
FOTORAMA IRELAND                                     100                100

NORWAY
EMDS CONSULTING AS                                    98                100

SINGAPORE
GRAYLING ASIA                                        100                100

SWEDEN
HR GARDENS SVERIGE AB                                 98                100

UNITED KINGDOM
MBO LONDON                                           100                100
SKYBRIDGE GROUP                                      100                100
COGNISANCE                                           100                100
CONTACT 24                                            60                 60
AIS                                                   40                 40
SKYBRIDGE EVENTS                                     100                100
DIVERSIFIED AGENCIES COMMUNICATIONS                  100                100
RSMB TELEVISION                                       50                 50
FOTORAMA HOLDINGS                                    100                100
FOTORAMA                                             100                100
FOTORAMA UK (NEW)                                    100                100
HR GARDENS UK LTD                                     98                100
HUDSON & SANDLER                                      60                 60
SKYBRIDGE CORPORATE GIFT                              51                 51
HR GARDENS LTD                                        98                100
HEIST                                                 98                100
ELLERT RETAILS                                       100                100

                                               CONSOLIDATED financial statements


                                                                              71

================================================================================

--------------------------------------------------------------------------------
                                                       %                  %
                                                   Group            Control
--------------------------------------------------------------------------------

USA
DAD HOLDINGS CORPORATION                             100                100
FIELD RESEARCH CORPORATION                           100                100
DATA COMMUNIQUE INTERNATIONAL                        100                100
HAVAS ADVERTISING NORTH AMERICA INC.                 100                100
DUNWOODIE COMMUNICATIONS                              80                 80
ABERNATHY MAC GREGOR                                 100                100
NRS                                                  100                100
MEDIA SYNDICATION GLOBAL                             100                100

HOLDINGS AND OTHERS

HOLDINGS

FRANCE
HAVAS                                                100                100
HAVAS INTERNATIONAL                                  100                100

BELGIUM
BRANN ACQUISITION Belgium                            100                100

UNITED KINGDOM
SNYDER FINANCE LTD                                   100                100
SUK                                                  100                100
SNYDER FINANCE EUROPE LTD                            100                100
SNYDER DIRECT                                        100                100
SNYDER CV LLC                                        100                100
SNYDER NETHERLAND BV                                 100                100
SNYDER NETHERLAND CV                                 100                100
SNYDER FRENCH ACQUISITION                            100                100
SNYDER GROUP LTD                                     100                100
HAVAS UK LTD                                         100                100
EWDB LIMITED                                         100                100
HAVAS SHARED SERVICES                                100                100

IRELAND
GROUPE PUBLICITAIRE                                  100                100

USA
HAVAS NA                                             100                100
SNYDER COMMUNICATIONS INC.                           100                100

OTHERS
SNC SQUARE LEON BLUM                                 100                100
CHEVROTINE DE PARTICIPATION                          100                100
DVTM                                                 100                100

MEDIA PLANNING GROUP

FRANCE
GEOPOLIS                                             100                100
ARENA                                                100                100
MEDIAPLANNING                                        100                100
MPG France                                           100                100
SDPES                                                100                100
EUROMEDIA.com                                        100                100
MEDIA CONTACT France                                 100                100
HAVAS SPORT                                           95                 95
HAS INTERNATIONAL                                    100                100
HAS.net                                               70                 70
JOUR J                                                62                 65
C-SPORTS COMMUNICATION                                95                100
C-SPORTS VOYAGES                                      95                100
L'EVENEMENTIEL                                        95                 99
HORS MEDIA                                           100                100

ARGENTINA
MEDIA PLANNING ARGENTINA                             100                100
MEDIA CONTACTS ARGENTINA                             100                100

BELGIUM
HAS Belgique                                         100                100
MPG BELGIUM                                          100                100

BRAZIL
MEDIA CONTACTS BRAZIL                                100                100

CHILE
MEDIA CONTACTS CHILI                                 100                100
MEDIAPLANNING CHILI                                  100                100

COLOMBIA
MEDIA PLANNING COLOMBIA                              100                100
MEDIA CONTACTS COLOMBIA                              100                100

GERMANY
MEDIAPLANNING GERMANY                                100                100
MPG SCHMITTER                                        100                100
MPG NETWORK                                          100                100

HUNGARY
MPG HUNGARY                                          100                100

ITALY
HAS ITALY                                            100                100
MEDIAPRESSING                                        100                100

MEXICO
MEDIA PLANNING DE CV                                  70                 70
MEDIA ADVISORS DE CV                                  79                100
MEDIA PLANNING SERVICES DE CV                         69                 98
MEDIA CONTACTS MEXICO                                100                100
ARENA MEXICO                                          79                100

POLAND
MEDIAPLANNING POLAND                                 100                100
MEDIA CONTACTS                                       100                100

PORTUGAL
MEDIAPOLIS                                           100                100
MEDIA PLANNING PUBLICIDADE                           100                100
ARENA Portugal                                        79                100
MEDIA PLANNING II SERVICOS                           100                100
MEDIA CONTACTS Portugal                              100                100

SPAIN
ARENA MEDIA COMMUNICATIONS SPAIN                      80                100
MEDIA PLANNING ESPAIN                                100                100
MEDIA ADVISORS                                        79                 99
MEDIA CONTACTS                                       100                100
METRICS IN MARKETING                                 100                100
NMPG                                                 100                100
ARENA COMMUNICATIONS NETWORK                          80                 80
EHS BRANN                                             40                 40

SWITZERLAND
MEDIA PLANNING SWITZERLAND                           100                100
INTERMEDIA MGMENT SERVICES AG                        100                100

THE NETHERLANDS
MEDIAPLANNING HOLLAND                                100                100
MEDIA CONTACTS HOLLAND                               100                100
MPG HOLLAND                                          100                100

UNITED KINGDOM
MEDIAPOLIS UK                                        100                100
MEDIA CONTACTS UK                                    100                100

USA
MEDIA PLANNING USA                                   100                100
MPG USA                                              100                100
MEDIA PLANNING MIAMI                                 100                100
MEDIA CONTACTS USA                                   100                100

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2002


72

================================================================================

In compliance with the assignment entrusted to us by your shareholder's annual general meeting, we have examined the accompanying consolidated financial statements of HAVAS, for the year ended December 31, 2002.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the Group's financial position, and its assets and liabilities, and of the results of operations of the companies included in the consolidation, in accordance with accounting principles generally accepted in France.

Without questioning the opinion expressed herein above, we bring to your attention:

- the change in the income statement presentation described in note II - "Principles and accounting policies" of the notes to the consolidated financial statements;

- the uncertainty which concerns the potential consequences of a client's bankruptcy disclosed in note VI-4 of the notes to the consolidated financial statements.

We also performed the verification of the information on the Group given in the management report of the Board of Directors. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

                              Paris, March 31, 2003

         Yves LEPINAY & Associes                      Francois BOUCHON
               "FIDINTER"

              Yves LEPINAY
            Jean-Yves LEPINAY

                               Statutory Auditors
                     Members of Compagnie Regionale de Paris

STATUTORY ACCOUNTS For the year ended December 31, 2002


                                                                              73

================================================================================

Table of Contents

--------------------------------------------------------------------------------

Income statement                                                              75

Balance sheet                                                                 76

Statement of cash flows                                                       78

Financial data over the last
five years                                                                    79

Schedule of Havas investments
in subsidiaries and companies                                                 80

Investments in subsidiaries,
other companies and marketable
securities                                                                    81

Notes to the financial statements                                             82

I.   Significant events of the year                                           82

II.  Summary of significant accounting policies                               82

III. Notes to the balance sheet                                               83

IV.  Notes to the income statement                                            90

V.   Other information                                                        91

Statutory Auditors' Report
on the financial statements                                                   93

INCOME STATEMENT For the year ended December 31, 2002         Statutory Accounts


                                                                              75

================================================================================

(In 000' euro)                                        Notes            2002                 2001                 2000
======================================================================================================================
Turnover                                                 13          17,275               20,286               22,276
                                                                   ----------
   Cost of sales                                                     (7,400)             (10,510)             (12,075)
                                                                   ----------
Revenues                                                              9,875                9,776               10,201
                                                                   ----------
Other operating income                                   14          40,420               47,042               62,421
                                                                   ----------
   General expenses                                                 (36,083)             (45,345)             (60,477)
                                                                   ----------
   Taxes (other than corporation tax)                                (1,832)              (1,426)              (1,438)
                                                                   ----------
   Personnel expenses                                               (15,468)             (16,719)             (17,187)
                                                                   ----------
   Depreciation                                                      (6,471)              (6,234)              (3,866)
                                                                   ----------
   Other expenses, net                                               (1,083)                (528)                (492)
                                                                   ----------
Total operating expenses                                            (60,937)             (70,252)             (83,460)
----------------------------------------------------------------------------------------------------------------------
I. Operating income                                                 (10,642)             (13,434)             (10,838)
----------------------------------------------------------------------------------------------------------------------
   Transferred profit from partnership                   15           5,942                  488                2,922
                                                                   ----------
   Transferred loss from partnership                     15              (3)                 (78)                  (1)
                                                                   ----------
   Dividends(1)                                                     211,328               98,409               48,125
                                                                   ----------
   Interest receivable on other investments                               8                   29                   34
                                                                   ----------
   Other interest income(1)                                           2,062                2,951                1,773
                                                                   ----------
   Reversal of provisions on investments
   and other financial assets                                        32,026                1,306                  185
                                                                   ----------
   Exchange rate gains                                                  277                  719                  192
                                                                   ----------
   Net profit on sales of marketable securities                       8,785                5,977                2,118
                                                                   ----------
Total interest income                                               254,486              109,391               52,427
                                                                   ----------
   Provisions on investments and other financial assets            (208,579)          (1,349,332)              (1,158)
                                                                   ----------
   Other interest expenses(2)                                       (24,717)             (18,956)              (7,186)
                                                                   ----------
   Exchange rate losses                                                 (67)              (2,661)                (512)
                                                                   ----------
   Net losses on sales of
   marketable securities                                                  -                    -                    -
                                                                   ----------
Total interest expenses                                            (233,363)          (1,370,949)              (8,856)
----------------------------------------------------------------------------------------------------------------------
II. Net interest income (expenses)                       16          21,123           (1,261,558)              43,571
----------------------------------------------------------------------------------------------------------------------
III. Income before non-operating items and tax                       16,420           (1,274,582)              35,654
----------------------------------------------------------------------------------------------------------------------
   Exceptional income                                                     5                    4                2,753
                                                                   ----------
   Fixed assets sales proceeds                                    1,591,617               53,013                1,588
                                                                   ----------
   Exceptional reversal                                           1,301,609                2,090                  475
                                                                   ----------
Total non-operating income                                        2,893,231               55,107                4,816
                                                                   ----------
   Exceptional expenses                                              (1,957)              (9,320)              (2,058)
                                                                   ----------
   Book value on fixed assets disposed of                        (2,851,753)             (55,330)              (3,175)
                                                                   ----------
   Exceptional provisions                                            (4,230)                (385)                (744)
                                                                   ----------
Total non-operating expenses                                     (2,857,940)             (65,035)              (5,977)
----------------------------------------------------------------------------------------------------------------------
IV. Non-operating income (expense), net                  17          35,291               (9,928)              (1,161)
----------------------------------------------------------------------------------------------------------------------
   Profit sharing                                                      (227)                (836)                (259)
----------------------------------------------------------------------------------------------------------------------
V. Income before tax                                                 51,484           (1,285,346)             (34,234)
----------------------------------------------------------------------------------------------------------------------
   Income Tax                                            18           6,707                2,805               12,575
----------------------------------------------------------------------------------------------------------------------
Net income                                                           58,191           (1,282,541)              46,809
----------------------------------------------------------------------------------------------------------------------

(1) Including income related to subsidiaries                        212,020               98,961               48,129
(2) Including interest expenses related to subsidiaries               4,908               10,248                4,768

BALANCE SHEET For the year ended December 31, 2002


76

================================================================================

Assets
---------------------------------------------------------------------------------------------------------------------
(In 000' euro)                                                         2002                 2001                 2000
                                                                -----------------------------------------------------
                                                        Notes           Net                  Net                  Net
=====================================================================================================================
Intangible assets                                                    21,034               16,087               16,650
                                                                ------------
Tangible Assets
Land                                                                    145                  145                  145
Buildings                                                             1,218                1,833                1,616
Plant and equipment                                                      59                  142                  167
Other                                                                11,094                3,152                  675
---------------------------------------------------------------------------------------------------------------------
                                                                     12,516                5,272                2,603
---------------------------------------------------------------------------------------------------------------------
Investments(1)
   In companies                                             3     2,134,896            2,243,854            2,949,176
   Loans to subsidiaries                                    4       870,620              646,982              477,377
   Other                                                    4        16,384               37,206                3,359
---------------------------------------------------------------------------------------------------------------------
                                                                  3,021,900            2,928,042            3,429,912
---------------------------------------------------------------------------------------------------------------------
Total fixed assets                                        1-2     3,055,450            2,949,401            3,449,165
---------------------------------------------------------------------------------------------------------------------
Advances to suppliers                                                    28                    8                    3
                                                                ------------
Current Assets (net)(2)
   Trade receivables                                                 33,711               51,641               30,948
   Other receivables                                                  3,822                4,912                2,853
---------------------------------------------------------------------------------------------------------------------
                                                            5        37,533               56,553               33,801
---------------------------------------------------------------------------------------------------------------------
Other current assets(2)                                     5        11,892               10,018                4,838
                                                                ------------
Marketable securities                                       6       472,163               53,208              346,937
                                                                ------------
Cash                                                                 19,197               26,746               29,054
                                                                ------------
Prepaid expenses                                                      4,148                3,712                2,235
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                544,961              150,245              416,868
---------------------------------------------------------------------------------------------------------------------
Deferred charges                                            7        16,301               14,848               18,107
---------------------------------------------------------------------------------------------------------------------
Currency translation adjustments                            8           154                  223                    9
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      3,616,866            3,114,717            3,884,149
---------------------------------------------------------------------------------------------------------------------

(1) Due in less than one year                                        76,912               49,441               17,809
(2) Due in over one year                                                 87                   81                  353

                                                              STATUTORY Accounts


                                                                              77
================================================================================

Liabilities
---------------------------------------------------------------------------------------------------------------------

(In 000' euro)                                                         2002                 2001                 2000
                                                                -----------------------------------------------------
                                                        Notes               Before appropriation
=====================================================================================================================
Share capital                                                       122,088              121,728              106,599
                                                                ------------
Share premium                                                     1,786,247            3,079,831            2,551,909
                                                                ------------
Retained earnings                                                   117,705              173,036              187,718
                                                                ------------
Net income                                                           58,191           (1,282,541)              46,809
---------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                  9     2,084,231            2,092,054            2,893,035
---------------------------------------------------------------------------------------------------------------------
Contingency reserve                                        10        59,358               24,436                7,598
---------------------------------------------------------------------------------------------------------------------
Borrowings
   Convertible bonds                                              1,215,214              794,204              796,082
   Other borrowings and financial liabilities                       203,938              147,109              152,278
---------------------------------------------------------------------------------------------------------------------
                                                           11     1,419,152              941,313              948,360
---------------------------------------------------------------------------------------------------------------------
Advances from customers                                                   -                   50                    4
---------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                    24,851               26,719               25,129
   Other payables                                                    29,075               29,923               10,023
---------------------------------------------------------------------------------------------------------------------
                                                                     53,926               56,642               35,152
---------------------------------------------------------------------------------------------------------------------
Total liabilities(3)                                       11     1,473,078              998,005              983,516
---------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                              -                    -                    -
---------------------------------------------------------------------------------------------------------------------
Currency translation adjustment                             8           199                  222                    -
                                                                ------------

---------------------------------------------------------------------------------------------------------------------
TOTAL liabilities and equity                                      3,616,866            3,114,717            3,884,149
---------------------------------------------------------------------------------------------------------------------

(3) Due in less than one year                                       253,216              202,494              186,574
    Due in over one year                                          1,219,862              795,511              796,942
(4) Including overdraft                                             184,201              138,137              150,688

STATEMENT OF CASH FLOWS For the year ended December 31, 2002


78

================================================================================

(In 000' euro)                                                        2002                 2001                2000
=========================================================================================================================
Operating activities
Net income                                                          58,190           (1,282,542)             46,809
Elimination of non-cash items
   + Depreciation and variation in provisions                   (1,115,349)           1,352,502               4,890
   - Capital gains, net                                          1,256,710                2,318               1,595
                                                               ----------------------------------------------------------
Operating cash flow                                                199,551               72,278              53,294
Changes in working capital                                          10,935               (7,994)             (1,586)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          210,486               64,284              51,708
-------------------------------------------------------------------------------------------------------------------------
Investing activities
Fixed assets purchases
   Intangible and tangible                                         (13,436)(8)           (4,217)             (1,825)
   Financial                                                      (400,597)(6-7)       (420,589)(3-4)      (544,994)(2)
                                                               ----------------------------------------------------------
                                               Subtotal           (414,033)            (424,806)           (546,819)
-------------------------------------------------------------------------------------------------------------------------
Fixed assets sales
   Intangible and tangible                                              92                  485                  31
   Financial                                                       208,032               84,850(4)           14,614
                                                               ----------------------------------------------------------
                                               Subtotal            208,124               85,335              14,645
-------------------------------------------------------------------------------------------------------------------------
   Change in debt on fixed assets                                      403                9,259                  87
   Change in receivable on fixed assets                              1,599               (9,030)                521
   Change in deferred charges                                          (66)                (482)               (143)
-------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (203,973)            (339,724)           (531,709)
-------------------------------------------------------------------------------------------------------------------------
Financing activities
   Dividends paid                                                  (69,912)             (62,712)            (29,844)
   Capital increase                                                  3,508               47,439(1-3)         (4,150)(1-2)
   Net change in indebtedness                                      425,230(5-7)           7,228(1-3)        690,959(1)
                                                               ----------------------------------------------------------
Net cash provided by financing activities                          358,826               (8,045)            656,965
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                    365,339             (283,485)            176,964
Cash and equivalents at January 1                                  (58,182)             225,303              48,339
-------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at December 31                                307,157              (58,182)            225,303
=========================================================================================================================

(1) Excludes the impact of the conversion of bonds, which are not representative of cash flows. The corrections are respectively of 1,878 k(euro) and 97,090 k(euro) for the years 2001and 2000.
(2)   Excludes the purchase of Snyder shares for 2,058,343 k(euro).
(3) Excludes the purchase of MPG shares for 442,000 k(euro), Circle.com shares for 27,869 k(euro), and the exercices of Snyder stock options.
(4)   Excludes the acquisition and subsequent resale of Maitland Consultancy
      Ltd.
(5)   Includes mainly:
      - The convertible bond ("OCEANE" - Obligation a option de Conversion et/ou d'Echange en Actions Nouvelles ou Existantes) issued in May 2002 in the amount of 450,000 k(euro).
      - The expenses related to this convertible bond, recorded in deferred charges for an amount of 6,547 k(euro).
(6) Includes a dividend in kind (shares in Media Planning Group subsidiaries) for value of 135,276 k(euro) from our media holding company.
(7) Excludes the sale of our subsidiaries SNC and Circle.com for 707,276 k(euro), paid for in shares of our North American holding company.
(8) Includes the purchases of the Havas trademarks for 4,573 k(euro) and for 8,059 k(euro) fixed assets related to our new head office in Suresnes.

FINANCIAL DATA Over the last five years                       STATUTORY Accounts


                                                                              79

================================================================================

                                                       1998           1999           2000           2001            2002
=========================================================================================================================
1-Share capital at the end of the year
   Nominal Share capital (in 000' euro)              54,820         60,756        106,599        121,728         122,088
   Number of shares                               7,191,922      7,594,478    266,496,567    304,320,312     305,219,028
   Maximum potential shares to be issued
   o Warrants                                       753,035        696,182     24,884,323     24,629,677      28,631,259
   o Convertible bonds                                    -        980,451     42,097,312     41,897,512      84,064,086
-------------------------------------------------------------------------------------------------------------------------
2-Earnings (in 000' euro)
  Turnover                                           14,820         14,921         22,276         20,286          17,275
  Income before tax, depreciation,
  amortization and profit sharing                     8,860         92,282         39,515         67,992      (1,063,602)
  Income tax                                         (5,246)        (9,589)       (12,575)        (2,805)         (6,707)
  Net income                                         21,146        100,153         46,809     (1,282,541)         58,191
  Distributed income                                 17,918         21,883         44,491         50,760          26,741
-------------------------------------------------------------------------------------------------------------------------
3-Earnings per share (in euro)(1)
  Profit after tax, before depreciation,
  amortization and profit sharing                      0.10           0.67           0.20           0.23           (3.46)
  Net income                                           0.15           0.66           0.18          (4.21)           0.19
  Dividend per share                                   0.13           0.15           0.17           0.17            0.09
-------------------------------------------------------------------------------------------------------------------------
4-Personnel
  Number of employees                                   101             96            108            128             127
  Wages and salaries (in 000' euro)                   9,169         10,065         12,514         12,030          10,974
  Social security costs (in 000' euro)                3,592          3,842          4,673          4,689           4,494
-------------------------------------------------------------------------------------------------------------------------

(1)   Adjusted for division of the nominal value of the shares by 20 in May
      2000.

SCHEDULE OF HAVAS INVESTMENTS IN SUBSIDIARIES
AND COMPANIES 2002


80

================================================================================

Name                        Share  Shareholders   Ownership         Gross        Net  Outstanding    Guaranties
                          capital        equity           %          book       book     loans to      given to
                                   except share                     value      value subsidiaries  subsidiaries
                                        capital
(in 000' euro)
===============================================================================================================
I - Detailed figures
Net book value of subsidiaries > 1% Havas share capital
---------------------------------------------------------------------------------------------------------------
A - Subsidiaries
---------------------------------------------------------------------------------------------------------------
BERNARD JULHIET
CONSULTING SA                  70           539          88%        9,823        743          506             0
---------------------------------------------------------------------------------------------------------------
BERTRAND MIRABAUD
ASSOCIES SA                    40           400          84%        1,534      1,534            0             0
---------------------------------------------------------------------------------------------------------------
COMMUNIDER SA                  50           537          85%        5,598      2,398            0             0
---------------------------------------------------------------------------------------------------------------
DEVARRIEUX
VILLARET SA                 1,695         3,513          70%        8,282      8,282            0           651
---------------------------------------------------------------------------------------------------------------
DVTM SA                        40           201         100%        4,670      4,670            0             0
---------------------------------------------------------------------------------------------------------------
HA POLE RESSOURCES
HUMAINES SA                   133        41,453          93%        4,940      4,940            0             0
---------------------------------------------------------------------------------------------------------------
HAVAS
INTERNATIONAL SA        1,272,585       (27,223)        100%    1,372,844  1,372,844      767,430             0
---------------------------------------------------------------------------------------------------------------
HAVAS SPORTS
France SA                     389         5,419          95%       16,732     16,732            0        29,955
---------------------------------------------------------------------------------------------------------------
LE NOUVEL
ELDORADO SA                   261         1,574         100%        6,197      6,197            0           510
---------------------------------------------------------------------------------------------------------------
MPG France SA               4,924        23,290         100%       85,908     85,908            0         3,069
---------------------------------------------------------------------------------------------------------------
PULP CONSUMER
CREATIVE BRAND SA              45           290         100%        2,401      1,703            0         1,200
---------------------------------------------------------------------------------------------------------------
SNC SQUARE
LEON BLUM                  35,178         7,211          51%       17,951     17,951        5,732             0
---------------------------------------------------------------------------------------------------------------
W&CIE SA                      113         3,969          65%        7,846      5,165        3,593             0
---------------------------------------------------------------------------------------------------------------
MEDIA PLANNING
GROUP SA (Spain)            2,303        68,379         100%      633,532    498,256       37,220             0
---------------------------------------------------------------------------------------------------------------
MEDIA PLANNING LTD
(U.K.)                      1,537         1,829         100%       47,016     47,016            0             0
---------------------------------------------------------------------------------------------------------------
MPG NEDERLAND
B.V. (The Netherlands)         18         1,386         100%        1,271      1,271            0             0
---------------------------------------------------------------------------------------------------------------
SNYDER,DIRECT
(U.K.)                        615        80,261         100%       56,796     56,796            0             0
---------------------------------------------------------------------------------------------------------------
II - Global figures
Net book value of subsidiaries < 1% Havas share capital
---------------------------------------------------------------------------------------------------------------
A - Subsidiaries
---------------------------------------------------------------------------------------------------------------
French                        400          (625)                    1,955        921       20,822             0
---------------------------------------------------------------------------------------------------------------
Foreign                        20         1,199                     1,081      1,081            0           103
---------------------------------------------------------------------------------------------------------------
B - Other companies
---------------------------------------------------------------------------------------------------------------
French                      6,467        40,854                       177        177       31,495         1,234
---------------------------------------------------------------------------------------------------------------
Foreign                   132,519        47,586                       736        310            0             0
---------------------------------------------------------------------------------------------------------------
TOTAL                   1,459,402       302,042                   2287290    2134895      866,798        36,722
---------------------------------------------------------------------------------------------------------------

Name                               Net      Net   Dividends
                              revenues   income    received
                                  2002     2002

(in 000' euro)
===========================================================
I - Detailed figures
Net book value of subsidiaries > 1% Havas share capital
-----------------------------------------------------------
A - Subsidiaries
-----------------------------------------------------------
BERNARD JULHIET
CONSULTING SA                    4,380        4           0
-----------------------------------------------------------
BERTRAND MIRABAUD
ASSOCIES SA                      6,630      256         214
-----------------------------------------------------------
COMMUNIDER SA                    6,983      172           0
-----------------------------------------------------------
DEVARRIEUX
VILLARET SA                     38,740    2,110       4,086
-----------------------------------------------------------
DVTM SA                              0      197         194
-----------------------------------------------------------
HA POLE RESSOURCES
HUMAINES SA                          0       56       1,752
-----------------------------------------------------------
HAVAS
INTERNATIONAL SA                     0  (50,400)      7,378
-----------------------------------------------------------
HAVAS SPORTS
France SA                       54,725    1,706           0
-----------------------------------------------------------
LE NOUVEL
ELDORADO SA                      8,935      608         396
-----------------------------------------------------------
MPG France SA                   46,537    6,121           0
-----------------------------------------------------------
PULP CONSUMER
CREATIVE BRAND SA                2,598      244           0
-----------------------------------------------------------
SNC SQUARE
LEON BLUM                        1,882    7,211           0
-----------------------------------------------------------
W&CIE SA                             0   (5,655)        253
-----------------------------------------------------------
MEDIA PLANNING
GROUP SA (Spain)                 1,448   14,783     147,667
-----------------------------------------------------------
MEDIA PLANNING LTD
(U.K.)                         330,987    3,611           0
-----------------------------------------------------------
MPG NEDERLAND
B.V. (The Netherlands)               0       17           0
-----------------------------------------------------------
SNYDER,DIRECT
(U.K.)                               0        0           0
-----------------------------------------------------------
II - Global figures
Net book value of subsidiaries < 1% Havas share capital
-----------------------------------------------------------
A - Subsidiaries
-----------------------------------------------------------
French                          13,996     (811)        730
-----------------------------------------------------------
Foreign                          4,476     (394)          0
-----------------------------------------------------------
B - Other companies
-----------------------------------------------------------
French                         134,601   12,079         112
-----------------------------------------------------------
Foreign                              0   19,560          12
-----------------------------------------------------------
TOTAL                          656,918   11,475     162,794
-----------------------------------------------------------

INVESTMENTS IN SUBSIDIARIES,                                  STATUTORY Accounts
OTHER COMPANIES AND MARKETABLE SECURITIES

As of December 31, 2002


                                                                              81

================================================================================

Name                                                                  Number of shares    Net book value
(in 000' euro)
========================================================================================================
I - Investments in subsidiaries and other companies
A - French companies
ARGOS                                                                                1                 0
BERNARD JULHIET CONSULTING SA                                                    8,794               743
BERTRAND MIRABAUD ASSOCIES SA                                                    2,097             1,534
CHEVROTINE DE PARTICIPATIONS SA                                                  2,494                32
CLUB DE RECHERCHE TOUS MEDIAS GIE                                                  100                 4
COLORADO SA                                                                      8,129               543
COMMUNIDER SA                                                                    2,120             2,398
DEVARRIEUX VILLARET SA                                                          74,165             8,282
DEVARRIEUX VILLARET/EHS                                                          1,222                20
DVTM SA                                                                          2,495             4,670
EURO RSCG CIRCLE SA                                                             76,922                 0
EURO RSCG SA                                                                         2                 1
EUROMEDIA.COM                                                                    2,500                40
HA POLE RESSOURCES HUMAINES SA                                                   7,685             4,940
HAVAS INTERNATIONAL SA                                                         834,476         1,372,844
HAVAS IT SNC                                                                     4,998                76
HAVAS SPORTS France SA                                                          23,202            16,732
HAVAS SPORTS GROUP SA                                                            2,496                40
HR GARDENS France SA                                                                 1                 0
LE NOUVEL ELDORADO SA                                                           16,300             6,197
MAG 3                                                                              255                 0
MEDIAMETRIE SA                                                                     620               152
MOUTARDE SARL                                                                        1                 0
MPG France SA                                                                  307,722            85,908
PROD.S SNC                                                                           1                 0
PULP CONSUMER CREATIVE BRAND SA                                                  2,996             1,703
RICHTUONG                                                                          640                 0
SAFIGEP SA                                                                      12,494               190
SNC SQUARE LEON BLUM                                                         1,177,500            17,951
W&CIE SA                                                                         3,660             5,165
W DESIGN GROUP SA                                                                    1                 0
W PRINTEL SA                                                                         1                 0
--------------------------------------------------------------------------------------------------------
B - Foreign companies
ARNOLD WORLDWIDE PARTNERS (U.K.)                                                    13                 0
HR GARDENS (Belgium)                                                            44,585               172
K&K UNIVAS (Greece)                                                                 36                 0
MEDIA PLANNING GROUP SA (Spain)                                            383,206,998           498,256
MEDIA PLANNING LTD (U.K.)                                                   10,000,000            47,016
MEDIAPOLIS-PRESTACAO DE SERVICIOS PUBLICITARIOS, LIMITADA (Portugal)                 1                86
MPG NEDERLAND B.V. (The Netherlands)                                            40,000             1,271
MPG S.R.L. (Italy)                                                                   1               995
SNYDER COMMUNICATIONS, INC. (USA)                                                    0               138
SNYDER DIRECT (U.K.)                                                           400,169            56,796
--------------------------------------------------------------------------------------------------------
2 - OTHER FINANCIAL INVESTMENTS                                                                       22
--------------------------------------------------------------------------------------------------------
3 - TREASURY SHARES                                                                               15,865
--------------------------------------------------------------------------------------------------------
4 - marketable securities                                                                        472,163
--------------------------------------------------------------------------------------------------------
TOTAL                                                                                          2,622,945
--------------------------------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS Year ended December 31, 2002

All amounts are in thousand euros unless otherwise specified


82

================================================================================

I. Significant events
of the year

a -   On March 5, 2002, the Havas Board of Directors decided to launch a
      (euro)450,000 thousand "Oceane" convertible and exchangeable bond issue. The characteristics are as follows:

o     Issue price (at par): (euro)10.75;

o     Coupon: 4%;

o     Life of the bonds: 6 years and 224 days;

o     Gross yield to maturity: 4%;

o Bond convertible or exchangeable at any time for 1.02 Havas shares (no bonds were converted in 2002);

o     Redemption: at par on January 1, 2009;

o Early redemption: at the issuer's initiative, at any time and/or between January 1, 2005 and December 31, 2008;

o Early redemption at the initiative of bond holders, as from January 1, 2006.

b -   In June 2002, Havas sold its interests in SNC and Circle.com for
      (euro)865,040 thousand.

o A 81.76% stake was sold to the North American holding company, Havas N.A. in exchange for Havas N.A. shares;

o The remaining 18.24% stake was sold to a Group subsidiary in the Netherlands.

c - In December 2002, the Media division holding company paid a (euro)135,276 thousand special scrip dividend to Havas in the form of stock in its media subsidiaries.

d - In March 2002, the Company bought the Havas trademarks for (euro)4,573 thousand.

II. Summary of significant accounting policies

The financial statements have been prepared in accordance with French generally accepted accounting principles ("Plan Comptable General 1999").

Effective on January 1, 2002, the Company adopted Regulation CRC 2002-06 dealing with liabilities. Adoption of this standard did not have any impact on opening shareholders' equity.

Unlike in prior years, accruals for bond redemption premiums and for retirement benefits have been recognized without taking into account any future tax savings, as the probability of these tax savings being realized in the foreseeable future is not sufficiently high.

Marketable securities are stated at the lower of cost and market value, except for debt securities intended to be held to maturity.

Financial instruments used by the Group to manage its exposure to interest rate and exchange rate risks typically include interest rate swap agreements, forward rate agreements, foreign currency forward purchases and sales. These instruments are negotiated with leading banks, thus limiting counterpart risks.

Profits and losses on instruments acquired as hedges of assets and liabilities are recognized in the same period as the loss or profit on the hedged item. Any positions that do not qualify for hedge accounting are marked to market at the year-end.

                                                              STATUTORY Accounts


                                                                              83

================================================================================

III. Notes to the balance sheet

Fixed assets

o     NOTE 1: FIXED ASSETS AT COST

---------------------------------------------------------------------------------------------------------------------
                                             January 1,           Additions            Disposals         December 31,
                                                   2002                                                          2002
---------------------------------------------------------------------------------------------------------------------
Intangible assets                                17,906               5,085                  603               22,388
---------------------------------------------------------------------------------------------------------------------
Tangible assets                                   9,382               8,352                  452               17,282
Investments
---------------------------------------------------------------------------------------------------------------------
   - Shares in subsidiaries and affiliates    3,558,699           1,571,901            2,843,309            2,287,291
---------------------------------------------------------------------------------------------------------------------
   - Loans to subsidiaries and affiliates       651,670           1,112,637              888,826              875,481
   - Other                                       65,622               1,144               16,508               50,258
---------------------------------------------------------------------------------------------------------------------
Total                                         4,303,279           2,699,119            3,749,698            3,252,700
---------------------------------------------------------------------------------------------------------------------

Intangible assets include the RSCG trademark ((euro)14,330 thousand) and the Havas trademarks ((euro)4,573 thousand).

Leasehold improvements made to a building during the year are included in "Assets under construction", as the lease did not come into effect until February 2003.

Shares in subsidiaries and affiliates

The main movements for the year were as follows:

- Subscription to (euro)710,000 thousand worth of new shares issued by Havas International in settlement of debts due to Havas SA.

- Acquisition of (euro)707,276 thousand worth of Havas North America shares in exchange for SNC and Circle.com shares sold by the Company. Immediately after this transaction, the Havas N.A. shares were sold to Havas International in September 2002.

- Acquisition of (euro)135,276 thousand worth of shares in several media companies-MPG France, Mediapressing Italy, MPG Nederland, Mediapolis Portugal and Media Planning U.K.-corresponding to scrip dividends paid by the Media division holding company.

- Acquisition of miscellaneous stakes, namely 5% in Havas Sports France, 16% in W&Cie, 44% in ON OFF (through its merger with Le Nouvel Eldorado), 12% in Euro RSCG Omnium.

- Earn-out payments made to the sellers of Le Nouvel Eldorado and Maitland Consultancy Ltd.

Contracts to acquire companies generally include an earn-out clause. Any payments due under the earn-out clause are added to the carrying value of the shares and a debt of the same amount is recorded in liabilities under "Amounts due to suppliers of fixed assets" where the payments are considered probable and their amount can be reliably estimated. The amount due is reviewed at each year -end by applying the earn-out formula to the latest available financial data. At December 31, 2002, future estimated payments under earn-out clauses reflected in the balance sheet amounted to (euro)12,699 thousand.

Disposals for the year mainly concerned the sale of shares in Euro RSCG Omnium, Grayling, SNC, Circle.com and Maitland Consultancy Ltd. to other Group companies.

Other investments

The main movements for the year were as follows:

o 227,990 Havas shares acquired at a cost of (euro)1,061 thousand and their carrying value has been written down to (euro)1,035 thousand. The shares were purchased to optimize the Company's financial management by a variety of means and are therefore included in "Other investments" in accordance with generally accepted accounting principles.

o Havas shares remitted in payment for acquisitions of investments or under earn-out clauses.

84

================================================================================

Information concerning finance leases
Assets acquired under finance leases

--------------------------------------------------------------------------------
                      Historical       Theoretical depreciation       Net book
                            cost    for the year      accumulated        value
--------------------------------------------------------------------------------
Lands(1)                   3,811               -                -        3,811
--------------------------------------------------------------------------------
Buildings(1)              16,408             469            4,220       12,188
--------------------------------------------------------------------------------
Total                     20,219             469            4,220       15,999
--------------------------------------------------------------------------------

(1) Corresponding to the finance lease on the building located at 11-15 Quai de Dion Bouton, Puteaux, taken over from Euro RSCG on November 30, 1993.

Obligations under finance leases

---------------------------------------------------------------------------------------------------------------------
                            Lease payments                     Future minimum lease payments                 Residual
                      for the year    cumulative       Within          in 1        Beyond         Total      purchase
                                                       1 year    to 5 years       5 years                       price
---------------------------------------------------------------------------------------------------------------------
Lands                          526         4,225          503             -             -           503           762
---------------------------------------------------------------------------------------------------------------------
Buildings                    2,423        19,483        2,318             -             -         2,318         3,515
---------------------------------------------------------------------------------------------------------------------
Total                        2,949        23,708        2,821             -             -         2,821         4,277
---------------------------------------------------------------------------------------------------------------------

o     NOTE 2: DEPRECIATION, AMORTIZATION AND PROVISIONS

--------------------------------------------------------------------------------
                        January 1,      Increases     Decreases    December 31,
                              2002                                         2002
--------------------------------------------------------------------------------
Intangible assets            1,819            138           603           1,354
--------------------------------------------------------------------------------
Tangible assets              4,110            858           202           4,766
--------------------------------------------------------------------------------
Investments              1,347,949        175,688     1,332,507         191,130
--------------------------------------------------------------------------------
Total                    1,353,878        176,684     1,333,312         197,250
--------------------------------------------------------------------------------

Investments in subsidiaries and affiliates are stated at historical cost. At each year-end, their fair value is determined based on a multiple of EBIT adjusted for net debt. If fair value is below historical cost, a provision may be booked where necessary after taking into account the projected future earnings performance of the companies concerned and their strategic value to the Group.

3,494,389 Havas shares recorded under "Other investments" were written down by
(euro)33,874 thousand at December 31, 2002, corresponding to the difference between their historical cost and the average Havas share price for the month of December 2002, i.e. (euro)4.54.

Tangible and intangible assets are depreciated/amortized using the straight-line or reducing balance method, depending on the type of asset concerned, over the following estimated useful lives:

- Buildings                          25 years

- Equipment                     5 to 10 years

- Other                         2 to 10 years

o     NOTE 3: SCHEDULE OF HAVAS INVESTMENTS IN SUBSIDIARIES AND COMPANIES

See page 80.

                                                              STATUTORY Accounts


                                                                              85

================================================================================

o     NOTE 4: ANALYSIS OF GROSS INVESTMENTS BY MATURITY AT DECEMBER 31, 2002

-------------------------------------------------------------------------------
                                              Total    Due within    Due beyond
                                                         one year      one year
-------------------------------------------------------------------------------
Loans to subsidiaries and affiliates        875,481        76,702       798,779
-------------------------------------------------------------------------------
Other loans                                     227            16           211
-------------------------------------------------------------------------------
Other investments                            50,009           194        49,815
-------------------------------------------------------------------------------

" Other investments" include 3,494,389 Havas shares acquired at a total cost of (euro)49,739 thousand.

Current assets

o     NOTE 5: ANALYSIS OF GROSS RECEIVABLES BY MATURITY AT DECEMBER 31, 2002

-------------------------------------------------------------------------------------------
                          Total    Due within    Due beyond         Notes          Of which
                                     one year      one year    receivable    accrued income
-------------------------------------------------------------------------------------------
Trade receivables        34,240        33,623           618             -               188
-------------------------------------------------------------------------------------------
Other receivables         3,822         3,822             -             -                 3
-------------------------------------------------------------------------------------------
Sundry receivables       11,904         8,581         3,323             -                 -
-------------------------------------------------------------------------------------------

o     NOTE 6

Marketable securities include 6,000,000 shares acquired through the merger with Rouseca in 1997. The gross value of these 6,135,158 shares is valued at
(euro)30,273 thousand. The 2001 dividend paid on June 11, 2002 was charged against the share premium account. To neutralize the dilutive impact of this payment on the rights of holders of stock options granted under the June 19, 1997 plan, the number of shares per option was adjusted and an additional 135,158 Havas shares were set aside for allocation on exercise of the options.

A reserve of (euro)2,604 thousand has been recorded to cover the difference between the cost of the shares and the option exercise price of (euro)4.51, which is less than the average Havas share price for the month of December 2002 ((euro)4.54).

At December 31, 2002, the book value of other marketable securities was the same as their market value.

o     NOTE 7

"Deferred charges" includes mainly:

o     Convertible bond issue costs:

- (euro)354 thousand corresponding to the 1999 convertible bond issue, amortized over the period to December 31, 2003.

- (euro)9,805 thousand corresponding to the 2000 convertible bond issue, amortized over the period to December 31, 2005.

- (euro)5,940 thousand corresponding to the 2002 convertible bond issue, amortized over the period to January 1, 2009.

86


================================================================================

o     NOTE 8: CONVERSION GAINS AND LOSSES

Foreign currency receivables and payables are converted into euros at the year-end exchange rate.

The difference compared to the euro amount converted at the exchange rate ruling on the transaction date is recorded under "Conversion losses" (assets) or "Conversion gains" (liabilities).

Where assets are hedged by liabilities with similar maturities in the same currency, conversion losses may be offset by conversion gains. For this reason, no reserve for conversion losses was recorded at December 31, 2002.

Conversion gains and losses

-----------------------------------------------------------------------------------------------------
Assets                                     Net        Liabilities                                 Net
-----------------------------------------------------------------------------------------------------
Decrease in receivables                               Decrease in payables
-----------------------------------------------------------------------------------------------------
Receivable on disposals of investments                - Earn-out payments (Maitland shares)       154
(Maitland shares)                          154        - Other                                      45
-----------------------------------------------------------------------------------------------------
Total                                      154                                                    199
-----------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

o     NOTE 9: CHANGE IN SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------------------
                                    December 31,    Appropriation        Increases        Decreases      December 31,
                                            2001        2001 loss                                                2002
---------------------------------------------------------------------------------------------------------------------
Share capital                            121,728                -              360                            122,088
---------------------------------------------------------------------------------------------------------------------
Share premium account                  2,337,055       (1,226,026)           3,147                          1,114,176
---------------------------------------------------------------------------------------------------------------------
Share premium account - conversions      274,966                                 1                            274,967
---------------------------------------------------------------------------------------------------------------------
Merger reserve                           467,810          (70,706)                                            397,104
---------------------------------------------------------------------------------------------------------------------
Legal reserve                             11,812                                                               11,812
---------------------------------------------------------------------------------------------------------------------
Regulatory reserves                       98,933                                                               98,933
---------------------------------------------------------------------------------------------------------------------
Other reserves                             5,396                                                                5,396
---------------------------------------------------------------------------------------------------------------------
Retained earnings                         56,515          (55,721)                                                794
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                     (1,282,541)       1,282,541           58,191                             58,191
---------------------------------------------------------------------------------------------------------------------
Regulatory provisions                        380                               418               28               770
---------------------------------------------------------------------------------------------------------------------
Total                                  2,092,054          (69,912)          62,117               28         2,084,231
---------------------------------------------------------------------------------------------------------------------

At December 31, 2002, capital stock was made up of 305,219,028 shares of common stock with a par value of (euro)0.40.

Increases in shareholders' equity were as follows:

---------------------------------------------------------------------------------------------------
                                                 Number      Capital          Share      Conversion
                                              of shares        stock        premium         premium
---------------------------------------------------------------------------------------------------
Exercise of stock options
- Havas                                         880,949          352          2,794               -
- SNC                                            17,604            8            353               -
---------------------------------------------------------------------------------------------------
Conversion of eight 1999 "OCEANE" bonds             163                                           1
---------------------------------------------------------------------------------------------------
Total                                           898,716          360          3,147               1
---------------------------------------------------------------------------------------------------

o The total dividend paid as at June 11, 2002 amounted to (euro)50,062 thousand, representing a dividend per share of (euro)0.17.

o     The corresponding dividend equalization tax was (euro)19,850 thousand.

                                                              STATUTORY Accounts


                                                                              87

================================================================================

As at December 31, 2002, the following potentially dilutive financial instruments were outstanding:

-------------------------------------------------------------------------------------------------------------------
                                                          Period         Number      Unit price           Number of
                                                                                                   potential shares
                                                                                                       to be issued
-------------------------------------------------------------------------------------------------------------------
Stock options                                       2003 to 2009     22,830,536           12.86          22,830,536
-------------------------------------------------------------------------------------------------------------------
Options on SNC shares granted by Snyder,
replaced by options on Havas shares                 2003 to 2010      4,105,361           20.43           5,628,821
-------------------------------------------------------------------------------------------------------------------
Options on Circle.com shares granted
by Snyder, replaced by options
on Havas shares                                     2003 to 2010      1,828,181           13.08             171,902
-------------------------------------------------------------------------------------------------------------------
February 1999 convertible bonds -
conversion price(euro)188                    Up to Dec. 31, 2003        454,017             188           9,261,947
-------------------------------------------------------------------------------------------------------------------
December 2000 convertible bonds -
conversion price(euro)21.60                  Up to Dec. 31, 2005     31,474,966           21.60          32,104,465
-------------------------------------------------------------------------------------------------------------------
May 2002 convertible bonds -
conversion price(euro)10.75                   Up to Jan. 1, 2009     41,860,465           10.75          42,697,674
-------------------------------------------------------------------------------------------------------------------
Total                                                                                                   112,695,345
-------------------------------------------------------------------------------------------------------------------

"Funded" stock option plan

On June 19, 1997, the Board of Directors set up a stock option plan for managers employed in the Group. The options are exercisable between June 2002 and June 2004 at a price of (euro)4.51 per share. 6,000,000 Havas shares are reserved for allocation on exercise of the options.

The number of shares per option reserved for allocation on exercise of the 1997 options was adjusted to 6,135,158 following payment of the 2001 dividend which was charged against the share premium account.

The conversion parities of the Company's convertible bond issues were also adjusted as follows:

--------------------------------------------------------------------------------
                                         Number of shares per bond
                               1999 bonds         2000 bonds        2002 bonds
--------------------------------------------------------------------------------
Before dividend paid                20.00               1.00              1.00
--------------------------------------------------------------------------------
After dividend paid                 20.40               1.02              1.02
--------------------------------------------------------------------------------

88


================================================================================

o     NOTE 10: CONTINGENCY RESERVES AND OTHER LONG-TERM LIABILITIES

--------------------------------------------------------------------------------------------------------------------------
             Balance and movements   January 1,     Increases           Reversal          Reclassifications   December 31,
                                           2002                  Provisions  Provisions                               2002
Items                                                                  used      unused
--------------------------------------------------------------------------------------------------------------------------
Contingency reserves
- For exchange losses                       139             1           139                                              1
- Accrued bond redemption premiums
o 1999 bonds                              1,214         1,338                                                        2,552
o 2000 bonds                             15,257        31,006                       624                             45,639
- Other contingency reserves              2,186         3,464             4          29                              5,617
--------------------------------------------------------------------------------------------------------------------------
Subtotal                                 18,796        35,809           143         653                             53,809
--------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities
- Retirement benefits                     3,278           624                       957                              2,945
- Other                                   2,362           546           103                            (201)         2,604
--------------------------------------------------------------------------------------------------------------------------
Subtotal                                  5,640         1,170           103         957                (201)         5,549
--------------------------------------------------------------------------------------------------------------------------
Total                                    24,436        36,979           246       1,610                (201)        59,358
--------------------------------------------------------------------------------------------------------------------------

Contingency reserves

Contingency reserves cover seller's warranties given by the Company, potential costs arising from claims and litigation, as estimated by the Company and its advisers, potential losses related to subsidiaries placed in liquidation, and accrued premium on the redemption on the 1999 and 2000 convertible bonds.

Havas' accounts for the years 1989 to 1992 have been the subject of a tax audit. The risks arising from this audit have been fully provided for, based on advice obtained from the Company's tax advisers.

After consulting its tax advisers, Havas has contested one proposed reassessment. No reserve has been booked in this respect because the Company expects a favorable outcome. The amount involved is less than (euro)4 million.

Contingency reserves and other long-term liabilities

Unlike in prior years, accruals for bond call premiums and for retirement benefits have been recognized without taking into account any future tax savings, as the probability of these tax savings being realized in the foreseeable future is not sufficiently high.

The premium on the redemption of the Company's 1999 and 2000 convertible bonds are being accrued for over the life of the bonds, based on an estimate of the probability of the bonds not being converted or exchanged before maturity:

---------------------------------------------------------------------------------------------------
                January 1,       Future tax    Gross accrual     Accrual reversed      December 31,
                      2002           saving                       on bonds bought              2002
                                 recognized                     back or cancelled
                             in prior years                       during the year
---------------------------------------------------------------------------------------------------
1999 bonds           1,214              666              672                    -             2,552
---------------------------------------------------------------------------------------------------
2000 bonds          15,257            8,029           22,977                  624            45,639
---------------------------------------------------------------------------------------------------
Total               16,471            8,695           23,649                  624            48,191
---------------------------------------------------------------------------------------------------

The collective bargaining agreements applicable to the advertising and communications industry provide for the payment of retirement in indemnities in employee contracts. The related accrual recorded by the Company covers all employees over 40 who have at least five years' seniority. At December 31, 2002, the accrual totaled (euro)2,945 thousand. During the year, (euro)624 thousand were accrued and (euro)957 thousand were written back to income.

                                                              STATUTORY Accounts


                                                                              89

================================================================================

Liabilities

o     NOTE 11: MATURITIES OF DEBT

------------------------------------------------------------------------------------------------------------------------
                                    Total     Due within    Due in 1 to     Due beyond   Notes payable          Of which
                                                  1 year        5 years        5 years                  accrued interest
------------------------------------------------------------------------------------------------------------------------
Financial debt                  1,419,152        203,134        766,018        450,000               -            19,268
------------------------------------------------------------------------------------------------------------------------
Operating payables                 36,990         36,990              -              -               -            17,466
------------------------------------------------------------------------------------------------------------------------
Other payables                     16,936         13,092          3,617            227               -             1,501
------------------------------------------------------------------------------------------------------------------------
Total                           1,473,078        253,216        769,635        450,227               -            38,235
------------------------------------------------------------------------------------------------------------------------

Other payables include (euro)12,699 thousand payable under earn-out clauses.

Long and short-term debt

---------------------------------------------------------------------------------------------
                    January 1, 2002           Increases        Decreases    December 31, 2002
---------------------------------------------------------------------------------------------
Convertible bonds           794,204             450,000           28,990            1,215,214
---------------------------------------------------------------------------------------------
Bank borrowings             138,137              46,064                               184,201
---------------------------------------------------------------------------------------------
Other borrowings              8,972              11,235              470               19,737
---------------------------------------------------------------------------------------------
Total                       941,313             507,299           29,460            1,419,152
---------------------------------------------------------------------------------------------

Bank borrowings include (euro)17,299 thousand borrowed under the Company's overdraft facilities at variable rates of interest, (euro)94 thousand in accrued interest and (euro)166,410 thousand in loans from the Group cash pool in France, plus accrued interest of (euro)398 thousand.

o     NOTE 12: EXPOSURE TO MARKET RISKS

The Company uses financial instruments to manage and reduce its exposure to interest rate and currency risks. At December31, 2002, interest rate and currency risks on US$20,000 thousand placed in the United States were hedged over the entire investment period with BNP Paribas.

Advances to subsidiaries and affiliates (note 4) and the Company's share of the income of "SNC" flow-through entities are denominated in euro.

90


================================================================================

IV. Notes to the income statement

o     NOTE 13

2002 revenues consist mainly of services billed to subsidiaries.

o     NOTE 14

Other operating revenues include:

-     rent and rental charges billed to subsidiaries:(euro)11,484 thousand;

- expenses billed on to subsidiaries, that are not included in the value-added generated by the Company:(euro)19,959 thousand.

o     NOTE 15

Partnership income consists mainly of the income of SNC Square Leon Blum, corresponding to rental revenues, interest income, capital gain related to the sale of its building, less depreciation expense.

o     NOTE 16

Net interest income, in the amount of (euro)21,123 thousand, includes mainly:

- (euro)135,276 thousand in scrip dividends received from the Media division holding company in the form of shares in various media companies. This revenue is offset by a provision of an identical amount recorded to reflect the loss of substance of the Media division holding company following this distribution.

- A (euro)138,790 thousand net provision in investment in subsidiaries included (euro)135,276 thousand related to our Media division holding company.

-     A (euro)5,461 thousand provision in value of treasury stock.

- A (euro)31,720 thousand net accrual to the contingency reserve for the premium on redemption potentially payable on the 1999 and 2000 "OCEANE" bonds, including an adjustment of the tax effect recognized in prior years. (see note 10 page 88).

o     NOTE 17

Non-operating income in the amount of (euro)35,291 thousand includes:

- A (euro)43,281 thousand net gain on the sale of the Company's interests in SNC and Circle.com to the Havas North America holding company in June 2002.

- A (euro)4,771 thousand profit recognized on the buy-back and cancellation of 1,342,046 convertible bonds issued in 2000.

- A (euro)8,159 thousand loss recognized on the sale of Havas shares in connection with share-for-share acquisitions.

- A (euro)2,761 thousand charge to contingency reserves, related to potential losses on a subsidiary that has been placed in voluntary liquidation.

o     NOTE 18

Under the terms of the Group relief agreement (article 1) signed by the Company and the other subsidiaries in the French tax group, each subsidiary pays to the Company an amount corresponding to the tax that it would have paid if it had been taxed on a stand-alone basis (including long-term capital gains tax).

The 2002 tax benefit of (euro)6,707 thousand corresponds mainly to payments received from the companies in the tax group. The tax group reported a consolidated tax loss in 2002.

                                                              STATUTORY Accounts


                                                                              91

================================================================================

V. Other information

Note concerning affiliated companies

BALANCE SHEET

---------------------------------------------------------------------------------------------------------------------
Assets                                              Net        Liabilities                                        Net
---------------------------------------------------------------------------------------------------------------------
Investments                                                    Financial liabilities
Shares in subsidiaries and affiliates         2,134,473        Cash pooling                                   166,800
Loans to subsidiaries and affiliates            862,435        Due to subsidiaries and affiliates and other       176
---------------------------------------------------------------------------------------------------------------------
Accounts receivable                                            Accounts payable
Trade accounts receivable                         5,173        Trade accounts payables                         11,681
Other accounts receivable                        11,419        Due to suppliers of fixed assets                    61
                                                               Other accounts payable                           1,120
---------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT
---------------------------------------------------------------------------------------------------------------------
Expenses                                                       Revenues
---------------------------------------------------------------------------------------------------------------------
Financial expense                                              Interest income
Interest expense                                  4,908        Dividend income                                211,320
                                                               Interest income                                    700
---------------------------------------------------------------------------------------------------------------------
Non-operating expense                                          Non-operating income
On revenue transactions                             595        On revenue transactions                              -
On capital transactions                       2,840,086        On capital transactions                      1,584,771
---------------------------------------------------------------------------------------------------------------------

Unrecognized deferred tax assets and liabilities

-------------------------------------------------------------------------------------------------------------------------------
                                           Opening   Deferred taxes     Closing   Deferred taxes    Change in        Change in
                                          tax base      on opening     tax base       on closing     tax base     unrecognized
                                                          tax base                      tax base                deferred taxes
-------------------------------------------------------------------------------------------------------------------------------
Unrecognized deferred tax assets
Employee profit-sharing                        836             296          227               78         (609)            (218)
Provision for retirement benefits            3,278                        2,945            1,011         (333)           1,011
Conversion differences                         136              48           45               15          (91)             (33)
Other provisions not immediately
deductible                                   2,426             860       51,274           17,602       48,848           16,742
Other add-backs                                198              70          227               78           29                8
Other depreciations                                                         504              173          504              173
Tax loss available for carry-forward
o Short-term tax losses                     82,883          29,365    1,175,470          403,539    1,092,587          374,174
o Long-term tax losses                   1,314,157         265,420      152,744           29,892   (1,161,413)        (235,528)
-------------------------------------------------------------------------------------------------------------------------------
Unrecognized deferred tax liabilities
Timing differences                            (513)           (182)        (423)            (145)          90               37
-------------------------------------------------------------------------------------------------------------------------------
Total                                    1,403,401         295,877    1,383,013          452,243      (20,388)         156,366
-------------------------------------------------------------------------------------------------------------------------------

92


================================================================================

Off-balance sheet commitments

O     COMMITMENTS GIVEN AND RECEIVED AT DECEMBER 31, 2002

-------------------------------------------------------------------------------
                                                                          Total
-------------------------------------------------------------------------------
Commitments given
Guarantees given to Group companies                                     574,930
Buy-out commitments                                                      40,998
-------------------------------------------------------------------------------
Commitments received                                                          -
-------------------------------------------------------------------------------

The Company is committed to buying out stakes held by the minority shareholders of certain consolidated subsidiaries, at prices determined on arm's length terms. The purpose of these commitments is to establish long-term financial partnerships.

Directors' remuneration

The total net remuneration paid to the directors in 2002 amounts to (euro)10,161 thousand.

At December 31, 2002, directors held 7,586,757 stock options, including 2,423,383 options exercisable for existing shares and 1,462,310 options granted in 2002 which are exercisable for new shares to be issued on exercise of the options.

Employee numbers

The breakdown by category of the average number of employees in 2002 is as follows:

--------------------------------------------------------------------------------
Category                                                                  Number
--------------------------------------------------------------------------------
Management                                                                    73
Supervisory                                                                   23
Administrative                                                                31
--------------------------------------------------------------------------------
Total                                                                        127
--------------------------------------------------------------------------------

Fees paid and payable to Auditors

------------------------------------------------------------------------------------------
                                      Yves Lepinay               Ernst &
                                        & Associes   Cabinet       Young
Nature                                  "Fidinter"   Bouchon     Network   Others    Total
------------------------------------------------------------------------------------------
Statutory audits (including
consolidated accounts)                         160       180       5,167      655    6,162
------------------------------------------------------------------------------------------
Accessory missions                              15        15                            30
------------------------------------------------------------------------------------------
Subtotal                                       175       195       5,167      655    6,192
------------------------------------------------------------------------------------------
Other services rendered
Tax                                                                3,365       13    3,378
Legal advice                                                         105               105
Others                                                                74      111      185
------------------------------------------------------------------------------------------
Subtotal                                         0         0       3,544      124    3,668
------------------------------------------------------------------------------------------
Total                                          175       195       8,711      779    9,860
------------------------------------------------------------------------------------------

"Cabinet Barbier Frinault et Autres", member of Ernst & Young, is legal auditor of certain French entities. Most of the Group's foreign entities have Ernst & Young as Statutory Auditors. Ernst & Young are also auditors of the Group's accounts drawn up in accordance with U.S. GAAP. Fees indicated include those paid to Andersen offices which have joined Ernst & Young.

STATUTORY AUDITORS' REPORT IN THE FINANCIAL                   STATUTORY Accounts
STATEMENTS For the year ended December 31, 2002


                                                                              93

================================================================================

In compliance with the assignment entrusted to us by your Shareholder's Annual General Meeting, we hereby report to you, for the year ended December 31, 2002 on:

-     the audit of the accompanying financial statements of Havas;

-     the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

II - SPECIFIC VERIFICATIONS AND INFORMATION

We also performed the specific verifications required by law in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders, and as to the acquisition of shares and controlling interests.

                              Paris, March 31, 2003

        Yves LEPINAY & Associes                      Francois BOUCHON
              "FIDINTER"

             Yves LEPINAY
           Jean-Yves LEPINAY

                               Statutory Auditors
                     Members of Compagnie Regionale de Paris

SPECIAL REPORT OF THE AUDITORS CONCERNING
LEGAL CONTRACTS For the year ended December 31, 2002


94

================================================================================

Ladies and Gentlemen,

As Auditors of your Company, we present to you our report concerning legally binding contracts.

In application of Article L. 225-40 of the Commercial Code, we have been advised of the following contracts that have been subject to prior authorizations of the Board of Directors.

It is not our duty to research the existence of other contracts, but to communicate to you, on the basis of the information which was given to us, the characteristics and essential aspects of those for which we have been advised, without commenting upon their utility or appropriateness.

It is our duty, according to the terms of Article 92 of the decree of March 23, 1967, to evaluate the objectives behind the conclusion of the contracts in view of their approval.

We have conducted our examination in accordance with standards of the profession as applied in France. These standards require that we plan and perform an audit to verify the agreement between the information that you have been given and the documents that form the basis from which the information was obtained.

I - CONTRACTS CONCLUDED OVER THE COURSE OF THE YEAR

1.1 Modifications to 2002 compensation packages for directors who are paid by the Company

On March 5, 2002, the Board of Directors authorized the modification of 2002 compensation packages for director functions held by Messrs. Alain CAYZAC, Jacques HERAIL and Jacques SEGUELA, also directors of the Company.

In application of criteria agreed upon, total net compensation, including directors' fees, were as follows for 2002:

Directors and managers concerned                                         Amounts

Mr. Alain CAYZAC                                                   (euro)785,160
Mr. Jacques HERAIL                                               (euro)1,001,200
Mr. Jacques SEGUELA                                                (euro)809,836

1.2 Services provided by COLKER, GELARDIN & Co

On March 5, 2002, the Board of Directors authorized the new provision of services by COLKER, GELARDIN & Co for an amount of(euro)63,788.

Director concerned:                             Mr. Richard COLKER

1.3 Divestiture of a receivable to HAVAS INTERNATIONAL

On March 5, 2002, the Board of Directors authorized the divestiture to HAVAS INTERNATIONAL of the receivable from the company VICKERS & BENSON ARNOLD Inc. for an amount of(euro)1,540,384.

Directors and managers concerned:               Mr. Jacques HERAIL
                                                Mr. Alain de POUZILHAC
                                                Mr. Robert A. SCHMETTERER

                                                              STATUTORY Accounts


                                                                              95

================================================================================

1.4 Divestiture of a receivable to HAVAS INTERNATIONAL

On March 5, 2002, the Board of Directors authorized the divestiture to HAVAS INTERNATIONAL of the receivable from the company GR.PO.SA for an amount of
(euro)3,499,977.13.

Directors and managers concerned:               Mr. Jacques HERAIL
                                                Mr. Alain de POUZILHAC
                                                Mr. Robert A. SCHMETTERER

1.5 Divestiture of shares to HAVAS INTERNATIONAL

On May 23, 2002, the Board of Directors authorized the divestiture of 8,084.16 ordinary shares of HAVAS NORTH AMERICA Inc. to HAVAS INTERNATIONAL for an amount of (euro)707,276,000.

Directors and managers concerned:               Mr. Jacques HERAIL
                                                Mr. Alain de POUZILHAC
                                                Mr. Robert A. SCHMETTERER

1.6 Divestiture of shares to EURO RSCG S.A.

On May 23, 2002, the Board of Directors authorized the divestiture of 1,320 shares of EURO RSCG Omnium to EURO RSCG SA for an amount of (euro)3,100,000.

Directors and managers concerned:               Mr. Alain CAYZAC
                                                Mr. Jacques HERAIL
                                                Mr. Alain de POUZILHAC
                                                Mr. Jacques SEGUELA

1.7 Write-off and cancellation of the receivables from GRAYLING

On September 19, 2002, the Board of Directors authorized the write-off and cancellation of the receivables from GRAYLING for an amount of (euro)155,320.14 including interest.

Director concerned:                             Mr. Alain CAYZAC

1.8 Payment granted to GRAYLING

On September 19, 2002, the Board of Directors authorized a grant payment by your company to GRAYLING for an amount of (euro)594,680.

Director concerned:                             Mr. Alain CAYZAC

1.9 Divestiture of shares to EURO RSCG S.A.

On September 19, 2002, the Board of Directors authorized the divestiture of 5,223 shares of GRAYLING to EURO RSCG S.A. for an amount of (euro)1,167,728.

Directors and managers concerned:               Mr. Alain CAYZAC
                                                Mr. Jacques HERAIL
                                                Mr. Alain de POUZILHAC
                                                Mr. Jacques SEGUELA

SPECIAL REPORT OF THE AUDITORS CONCERNING LEGAL CONTRACTS


96

================================================================================

II - CONTRACTS CONCLUDED OVER THE COURSE OF PRIOR YEARS WHICH ARE STILL IN FORCE

Moreover, in application of the decree of March 23, 1967, we have been informed that the following contracts, approved over the course of prior years, remained in force over the course of the past year.

2.1 Provision of services for the development, animation and promotion of the EURO RSCG network in view of increasing the value of the EURO RSCG trademark

-     Services provided by EURO RSCG S.A.
      Amount: (euro)4,372,000
      Directors and managers concerned:         Mr. Alain CAYZAC
                                                Mr. Jacques HERAIL
                                                Mr. Alain de POUZILHAC
                                                Mr. Jacques SEGUELA

-     Services provided by EURO RSCG WORLDWIDE Inc.
      Amount: (euro)2,350,722.06
      Directors and managers concerned:         Mr. Jacques HERAIL
                                                Mr. Robert A. SCHMETTERER

                         Signed in Paris, March 31, 2003

            Yves LEPINAY et Associes                    Francois BOUCHON
                   "FIDINTER"

                  Yves LEPINAY
                Jean-Yves LEPINAY

                           Statutory Auditors
                     Members of Compagnie Regionale de Paris

RESOLUTIONS                                                          Resolutions


                                                                              97

================================================================================

First resolution
(ordinary resolution)

(APPROVAL OF THE FINANCIAL STATEMENTS OF THE COMPANY AND THE GROUP FOR THE YEAR ENDED DECEMBER 31, 2002)

Having heard the report of the Board of Directors for the year ended December 31, 2002 and the report of the Statutory Auditors on their audit of the financial statements, the Annual Shareholders' Meeting approves the report of the Board of Directors and the financial statements of the Company and the Group for the year ended December 31, 2002 as presented.

Second resolution
(ordinary resolution)

(APPROVAL OF REGULATED AGREEMENTS)

After hearing the Statutory Auditors' special report on agreements governed by Article L. 225-38 of the Commercial Code, the Annual Shareholders' Meeting approves the agreements referred to therein.

Third resolution
(ordinary resolution)

(NET INCOME APPROPRIATION AND DIVIDEND)

The Annual Shareholders' Meeting notes that distributable income for 2002 amounts to (euro)76,648,544.01, as follows:

o net income for the year                                    (euro)58,190,548.13

- appropriation to the legal reserve                            (euro)396,898.44

+ retained earnings brought forward
  from the prior year                                           (euro)794,428.15

+ amount deducted from the special
  long-term capital gains reserve                            (euro)18,060,466.17

o Total                                                      (euro)76,648,544.01

and resolves to appropriate the total as follows:

o dividend of (euro)0.09 per share
  (excluding avoir fiscal [tax credit])(1)                   (euro)26,740,581.21
  including (euro)14,864,581.21
  deducted from the special
  long-term capital gains reserve

o equalization tax payable on dividends
  (additional tax payable on the amount
  deducted from the special long-term
  capital gains reserve)                                      (euro)3,195,884.96

o retained earnings                                          (euro)46,712,077.84

o Total                                                      (euro)76,648,544.01

Tax has already been paid at a rate of 19% on the (euro)18,060,466.17 deducted from the special long-term capital gains reserve. Therefore the equalization tax on this amount represents the difference between the 19% tax rate and the rate of 33.33% applicable to distributed income, amounting to (euro)3,195,884.96. The net dividend payable out of the special long-term capital gains reserve therefore totals (euro)14,864,581.21.

The total dividend is therefore set at (euro)0.135 per share, representing a net dividend of (euro)0.09 and a (euro)0.045 avoir fiscal (tax credit) corresponding to tax already paid to the French Treasury.

The dividend will be paid as from June 18, 2003.

The Annual Shareholders' Meeting notes that dividends paid over the past three years were as follows (in euros per share and as adjusted for the twenty-for-one stock split):

--------------------------------------------------------------------------------
Year                         Net dividend       Avoir fiscal     Total dividend
                                                 (tax credit)
--------------------------------------------------------------------------------
1999                                 0.15              0.075              0.225
--------------------------------------------------------------------------------
2000                                 0.17              0.085              0.255
--------------------------------------------------------------------------------
2001                                 0.17              0.085              0.255
--------------------------------------------------------------------------------

Fourth resolution
(ordinary resolution)

(DETERMINATION OF DIRECTORS' ATTENDANCE FEES FOR 2003)

The Annual Shareholders' Meeting resolves to set at (euro)1,015,000 the total attendance fees payable to the Board of Directors for 2003.

The Meeting further resolves that the attendance fees will be paid in the form of existing shares, subject to a ceiling of (euro)128,000 per Director.

----------
(1) No dividends will be paid on the 6,135,158 Havas shares currently held by the Company, if these shares are still held on the dividend payment date. The total dividend includes a reserve for the dividend that would be payable on the estimated 20,000 shares that could be issued between the date of this Meeting and the dividend payment date, as a result of the exercise of former SNC or Circle.com options of Snyder Communications, Inc.

      If there are any changes in the number of Havas shares held by the Company or those issued on the exercise of the above-mentioned options between the date of this Meeting and the dividend payment date, the amount deducted from the special long-term capital gains reserve will be adjusted, along with the corresponding equalization tax.

98


================================================================================

The shares granted to Directors as payment of their attendance fees will be valued at the opening price quoted on the Paris stock exchange on the effective date of grant to the Directors concerned. Directors will be prohibited from selling or otherwise disposing of these shares while they are in office.

Fifth resolution
(ordinary resolution)

(RATIFICATION OF THE TRANSFER OF THE COMPANY'S HEADQUARTERS)

The Extraordinary Shareholders' Meeting ratifies the decision taken by the Board of Directors on March 5, 2003 to transfer the Company's headquarters to 2, allee de Longchamp, 92150 Suresnes.

Sixth resolution
(ordinary resolution)

(RE-ELECTION OF ALAIN CAYZAC AS DIRECTOR)

The Annual Shareholders' Meeting notes that Alain Cayzac's term of office as Director expires at the close of this Meeting and resolves to re-elect him for a three-year period expiring at the close of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2005.

Seventh resolution
(ordinary resolution)

(RE-ELECTION OF RICHARD COLKER AS DIRECTOR)

The Annual Shareholders' Meeting notes that Richard Colker's term of office as Director expires at the close of this Meeting and resolves to re-elect him for a three-year period expiring at the close of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2005.

Eighth resolution
(ordinary resolution)

(RE-ELECTION OF JACQUES MAYOUX AS DIRECTOR)

The Annual Shareholders' Meeting notes that Jacques Mayoux's term of office as Director expires at the close of this Meeting and resolves to re-elect him for a three-year period expiring at the close of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2005.

Ninth resolution
(ordinary resolution)

(RE-ELECTION OF ALAIN DE POUZILHAC AS DIRECTOR)

The Annual Shareholders' Meeting notes that Alain de Pouzilhac's term of office as Director expires at the close of this Meeting and resolves to re-elect him for a three-year period expiring at the close of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2005.

Tenth resolution
(ordinary resolution)

(RE-ELECTION OF FERNANDO RODES VilA AS DIRECTOR)

The Annual Shareholders' Meeting notes that Fernando RodEs VilA's term of office as Director expires at the close of this Meeting and resolves to re-elect him for a three-year period expiring at the close of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2005.

Eleventh resolution
(ordinary resolution)

(ELECTION OF JEAN DRUCKER* AS DIRECTOR)

The Annual Shareholders' Meeting elects Jean Drucker as a Director for a three-year period expiring at the close of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2005.

Twelfth resolution
(extraordinary resolution)

(AUTHORIZATION TO ISSUE STOCK OPTIONS TO EMPLOYEES AND OFFICERS)

After hearing the report of the Board of Directors and the special report of the Statutory Auditors, the Extraordinary Shareholders' Meeting authorizes the Board of Directors to grant stock subscription and stock purchase options to employees and officers of the Company and its subsidiaries, at the Board's discretion. The total number of options granted may not exceed 2.5% of the annual average number of shares outstanding, assessed over a period of three years.

The Extraordinary Shareholders' Meeting waives the pre-emptive rights of existing shareholders to subscribe for shares issued to employees and officers on the exercise of options granted under this authorization.

* Subsequent to the publication of this resolution, Mr. Jean DRUCKER has died.

                                                                     Resolutions


                                                                              99

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This authorization is given for a period of 38 months from the date of this
Meeting, and may be used by the Board of Directors to make one or several option grants.

The exercise price of both stock subscription and stock purchase options shall be equal to the average of the opening prices quoted for the Company's shares on the Paris stock exchange over the twenty trading days preceding the date of the Board of Directors' decision to grant the options. In the case of stock purchase options, the limits laid down in Article L. 225 -179 of the Commercial Code shall apply.

The Board of Directors shall set the terms and conditions applicable to the exercise of the options, including the exercise period, which may not exceed ten years.

Full powers are granted to the Board of Directors to use this authorization to grant stock options and to set the terms and conditions related thereto, as well as to place on record the number of shares subscribed each year and the corresponding capital increase, to amend the Company's bylaws and more generally to carry out any and all related formalities.

This authorization is given in addition to that relating to stock subscription options given by the Extraordinary Shareholders' Meeting of May 22, 2001 and that relating to stock subscription and purchase options given by the Extraordinary Shareholders' Meeting of May 23, 2002.

Thirteenth resolution
(ordinary resolution)

(SHARE BUYBACK PROGRAM)

After hearing the report of the Board of Directors and reviewing the information memorandum approved by the "Commission des Operations de Bourse", the Annual Shareholders' Meeting authorizes the Board of Directors to buy back the Company's shares, in accordance with the provisions of Article L. 225-209 of the Commercial Code, in order to optimize the management of the Company's financial position.

The Annual Shareholders' Meeting resolves that the maximum number of shares acquired under this resolution may not exceed 10% of the Company's issued capital as of the date of purchase. As of the date of this Meeting, the Company's capital is made up of 30,521,902 shares.

The total amount invested to buy back shares under this authorization may not exceed (euro)246 million.

The Board of Directors may use this authorization to:

1 -   Stabilize the share price by trading against the market.

2 - Buy and sell shares on the open market to take advantage of market situations.

3 - Acquire shares for remittance in payment in connection with external growth transactions carried out by the Company or a controlled company as defined by Article L. 233-3 of the Commercial Code.

4 - Acquire shares for allocation to employees or officers of the Company and/or other Group companies on the exercise of stock options.

5 - Acquire shares for allocation to employees of the Company and/or other Group companies in connection with profit-sharing or corporate savings plans.

6 - Acquire shares for allocation on exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company.

7 -   Acquire shares to be awarded to Directors in payment of attendance fees.

The Annual Shareholders' Meeting sets the maximum purchase price of the shares at (euro)11 per share and the minimum transfer price in the case of utilization of the shares at (euro)1 per share.

As an exception to this general rule, no minimum price will apply on the allocation of shares in accordance with para. 7 above.

The shares may be purchased, sold or transferred at any time, including while a public tender offer is in progress, subject to the conditions set out in this resolution and stock market regulations, and by any method allowed under the applicable laws and regulations, including through the use of block purchases or derivative instruments, provided those transactions do not significantly increase share price volatility.

The Annual Shareholders' Meeting resolves that shares bought back by the Company may be cancelled, provided the aggregate number of shares cancelled in any 24-month period does not exceed 10% of the Company's capital, in accordance with the authorization given in the fourteenth resolution.

This authorization is given for a period of 18 months. It cancels and replaces an earlier authorization to the same effect given at the Annual Shareholders' Meeting of May 23, 2002.

Full powers are given to the Board of Directors to use this authorization, including the power of delegation.

100

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Fourteenth resolution
(extraordinary resolution)

(AUTHORIZATION TO REDUCE THE COMPANY'S CAPITAL BY CANCELING SHARES)

After hearing the reports of the Board of Directors and the Statutory Auditors, the Extraordinary Shareholders' Meeting authorizes the Board of Directors to:

o cancel the shares acquired under the buyback program authorized in the thirteenth resolution provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly. The difference between the purchase price of the cancelled shares and their par value will be charged to additional paid-in capital or any distributable reserves;

o amend the bylaws to reflect the new capital and generally carry out any necessary formalities.

This authorization is given for a period of 26 months. It cancels and replaces an earlier authorization to the same effect given at the Extraordinary Shareholders' Meeting of May 23, 2002.

Fifteenth resolution
(extraordinary resolution)

(AUTHORIZATION TO ISSUE SHARES AND SHARE EQUIVALENTS, WITH PRE-EMPTIVE SUBSCRIPTION RIGHTS FOR EXISTING SHAREHOLDERS)

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, the Extraordinary Shareholders' Meeting resolves, in accordance with Article L. 225-129-III, paragraph 3, of the Commercial Code:

1 - To authorize the Board of Directors to issue shares and share equivalents in France and abroad on one or several occasions. The amounts and timing of said issues will be decided at the discretion of the Board of Directors.

2 - That the maximum aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed (euro)60 million. This amount shall not include the par value of any shares to be issued to preserve the rights of the existing holders of share equivalents.

3 - That the maximum aggregate face value of debt securities issued under this authorization may not exceed (euro)1.2 billion, or the equivalent of this amount in the case of securities denominated in foreign currency or a monetary unit determined by reference to a basket of currencies.

4 - That shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorization, pro rata to their existing interest in the Company's capital. In addition, the Board of Directors may grant shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive right shall also be exercisable pro rata to the existing interest in the Company's capital of the shareholders concerned.

If the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Board of Directors may take one or other of the following courses of action, in the order of its choice:

o limit the amount of the issue to the subscriptions received provided that at least three-quarters of the issue is taken up;

o freely allocate all or some of the unsubscribed shares or share equivalents;

o offer all or some of the unsubscribed shares or share equivalents for subscription by the public.

5 - That in accordance with Article L. 228-95 of the Commercial Code, stock warrants may be offered for subscription as provided for above or allocated to existing shareholders without consideration.

6 - That this authorization will automatically entail the waiver of shareholders' pre-emptive rights to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.

7 - That the amount received by the Company in respect of each of the shares issued under this authorization, either directly or on conversion, redemption, exchange or exercise of share equivalents may not represent less than their par value.

8 - That the Board of Directors shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Board of Directors shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry dividend or coupon rights-which may be set retroactively-the payment terms for shares and other securities, and the buyback terms, if applicable. The Board of Directors may also

                                                                     Resolutions


                                                                             101

================================================================================

      suspend the rights attached to the securities for a period not exceeding three months. The Board of Directors will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected.

      The Board of Directors or the Chairman may charge the securities issuance costs and any other amounts against the related premium and take all necessary or useful measures, enter into any and all agreements, place on record any capital increases resulting from primary or secondary issues of shares carried out under this authorization and amend the bylaws accordingly.

      In the case of issuance of debt securities, the Board of Directors and, by delegation, the Chairman, will have full powers to determine the securities' ranking for repayment purposes, to fix the interest rate, the life of the securities, the redemption price- which may be fixed or variable and may or may not include a premium-the terms and conditions of repayment, depending on conditions in the financial markets and the conditions of conversion, redemption, exchange or exercise of the securities for shares.

9 - That this authorization cancels and replaces all earlier authorizations to the same effect.

This authorization is given for the period provided for in Article L. 225-129-III, paragraph 3, of the Commercial Code.

Sixteenth resolution
(extraordinary resolution)

(AUTHORIZATION TO ISSUE SHARES AND SHARE EQUIVALENTS WITHOUT PRE-EMPTIVE SUBSCRIPTION RIGHTS FOR EXISTING SHAREHOLDERS)

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, the Extraordinary Shareholders' Meeting resolves, in accordance with Article L. 225-129-III of the Commercial Code:

1 - To give the necessary powers to the Board of Directors to issue shares and share equivalents in France and abroad on one or several occasions, including debt securities and share equivalents issued in application of Article L. 228-93 of the Commercial Code. The amounts and timing of such issues shall be decided by the Board at its discretion. Shares and share equivalents may be issued in payment for shares of another company tendered under a public exchange offer, subject to compliance with the provisions of Article L. 225-148 of the Commercial Code.

2 - That the maximum aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed (euro)60 million. This amount shall not include the par value of any shares to be issued to preserve the rights of the existing holders of share equivalents.

3 - That the maximum aggregate face value of debt securities issued under this authorization may not exceed (euro)1.2 billion, or the equivalent of this amount in the case of securities denominated in foreign currency or a monetary unit determined by reference to a basket of currencies.

4 - To cancel shareholders' pre-emptive rights to subscribe for the shares or share equivalents to be issued under this authorization. The Board of Directors may, however, offer shareholders a priority right to subscribe for all or part of the issue pro rata to their existing interest in the Company's capital, within a period and on terms to be decided by the Board. Said priority right shall be non-transferable but shareholders may, at the Board's discretion, be offered a secondary priority right to subscribe for any shares or share equivalents not taken up by other shareholders.

5 - That if the entire issue is not taken up by shareholders and the public, the Board of Directors may take one or other of the following courses of action, in the order of its choice:

      o limit the amount of the issue to the subscriptions received provided that at least three-quarters of the issue is taken up;

      o freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;

      o offer all or some of the unsubscribed shares or share equivalents for subscription by the public.

6 - That this authorization will automatically entail the waiver of shareholders' pre-emptive rights to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.

7 - That the amount received by the Company in respect of each of the shares issued under this authorization, either directly or on conversion, redemption, exchange or exercise of share equivalents, will be calculated according to the applicable legal provisions. In the case of shares issued on exercise of warrants issued on a stand-alone basis, the amount received by the Company shall be considered to include the issue price of the warrants.

102

================================================================================

8 - That the Board of Directors shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Board of Directors shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry dividend or coupon rights-which may be set retroactively-the payment terms for shares and other securities, and the buyback terms, if applicable. The Board of Directors may also suspend the rights attached to the securities for a period not exceeding three months. The Board of Directors will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected.

      In the case of issuance of shares or share equivalents in payment for securities tendered under a public exchange offer, the Board of Directors shall have full powers to determine the securities tendered for exchange, the exchange parity and any balance to be paid in cash, and the issuance terms and conditions.

      The Board of Directors or the Chairman may charge the securities issuance costs and any other amounts against the related premium and take all necessary or useful measures, enter into any and all agreements, place on record any capital increases resulting from primary or secondary issues of shares carried out under this authorization and amend the bylaws accordingly.

      In the case of issuance of debt securities, the Board of Directors and, by delegation, the Chairman, will have full powers to determine the securities' ranking for repayment purposes, to fix the interest rate, the life of the securities, the redemption price-which may be fixed or variable and may or may not include a premium-the terms and conditions of repayment, depending on conditions in the financial markets and the conditions of conversion, redemption, exchange or exercise of the securities for shares.

9 - That this authorization cancels any existing authorizations to the same effect.

      This authorization is given for the period provided for in Article L. 225-129-III, paragraph 3, of the Commercial Code.

Seventeenth resolution
(extraordinary resolution)

(AUTHORIZATION TO ISSUE BONUS SHARES OR INCREASE THE PAR VALUE OF EXISTING SHARES, TO BE PAID UP BY CAPITALIZING INCOME, RETAINED EARNINGS OR ADDITIONAL PAID-IN CAPITAL)

After hearing the report of the Board of Directors, the Extraordinary Shareholders' Meeting gives the Board full powers to increase the Company's capital on one or several occasions by issuing bonus shares and/or raising the par value of existing shares, to be paid up by capitalizing income, retained earnings and/or additional paid-in capital.

The maximum amount by which the capital may be increased by capitalizing income, retained earnings or additional paid-in capital may not exceed (euro)60 million. This amount is in addition to the maximum amount by which the capital may be increased through the issuance of shares and share equivalents under the above resolutions.

Any rights to fractions of shares shall be non-transferable and the corresponding shares will be sold and the proceeds allocated among the holders of rights to fractions of shares within thirty days of the date on which the whole number of shares to which they are entitled is recorded in their share account.

The Extraordinary Shareholders' Meeting resolves that the Board of Directors shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Board of Directors shall decide on the timing and other terms of the issues, including the issue price and the amount of each issue, and more generally may take all necessary or useful measures and carry out any formalities relating to the capital increases and amend the bylaws accordingly.

This authorization is given for the period provided for in Article L. 225-129-III, paragraph 3, of the Commercial Code.

Eighteenth resolution
(extraordinary resolution)

(GENERAL CEILING ON FINANCIAL AUTHORIZATIONS)

After hearing the report of the Board of Directors and further to the adoption of the fifteenth and sixteenth resolutions, the Extraordinary Shareholders' Meeting resolves:

o to set at (euro)60 million the maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations, not including the par value of

                                                                     Resolutions


                                                                             103

================================================================================

      any additional shares to be issued to preserve the rights of existing holders of share equivalents;

o to set the maximum aggregate face value of debt securities issued under the above authorizations at (euro)1.2 billion or the equivalent of this amount in the case of securities denominated in foreign currency or a monetary unit determined by reference to a basket of currencies.

Nineteenth resolution
(extraordinary resolution)

(AUTHORIZATION TO ISSUE SHARES FOR SUBSCRIPTION BY PARTICIPANTS IN A CORPORATE SAVINGS PLAN)

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, the Extraordinary General Meeting resolves, in accordance with articles L.225-129-III and L.225-129-VII of the Commercial Code, to authorize the Board of Directors to increase the Company's capital on one or several occasions, as it thinks fit, by issuing shares to be offered for subscription, in cash, to eligible employees. Eligible employees will be members of a Corporate Savings Plan (PEE) or Voluntary Employee Savings Plan (PPESV) set up in accordance with Article L. 443-5 of the Labor Code.

Shares issued under the authorization given in this resolution may not exceed 2% of the Company's capital at the date of issue.

This decision automatically entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees who are members of a Corporate Savings Plan or Voluntary Employee Savings Plan.

This authorization is given for a period of three years as from the date of this Meeting and cancels the previous authorization to this effect given on May 23, 2002. The Extraordinary Shareholders' Meeting gives the Board of Directors full powers, subject to compliance with the applicable laws and regulations, to:

o fix the subscription price of the shares issued, subject to the condition that new shares will not be offered at a price in excess of the average of the opening prices quoted over the twenty trading days preceding the date of the Board decision setting the opening date of the subscription period or at a discount of more than 20% to this average, in the case of a Corporate Savings Plan, or more than 30% in that of a Voluntary Employee Savings Plan;

o set the terms and conditions of the issues which may be subscribed by the employees concerned either directly or through a corporate mutual fund;

o     set up a Corporate Savings Plan or Voluntary Employee Savings Plan;

o take all measures and carry out all formalities to place on record the capital increase(s), amend the Company's bylaws to reflect the new capital and generally, take all appropriate action and do whatever is necessary.

Twentieth resolution
(ordinary resolution)

(POWERS TO CARRY OUT FORMALITIES)

The Annual Shareholders' Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all formalities required by law.

ADDITIONAL INFORMATION


                                                                             105

================================================================================

                                                                           Pages

Information about the Company                                                106
   Company name
   Registered office
   Legal form
   Governing law
   Registration particulars
   Date of incorporation and duration
   Corporate purpose
   Consultation of legal documents
   Fiscal year
   Income appropriation and dividends
   General Shareholders' Meetings
   Disclosure thresholds
   Identification of shareholders
   Registrar

Information about the Company's capital                                      107
   Share capital at December 31, 2002
   Authorized, unissued capital
   Non-equity securities
   Share equivalents
   Changes in share capital

Ownership structure                                                          111
   Shareholders
   Liens on shares
   Shareholder agreements

Stock market information                                                     112
   General information/Listing
   Convertible and/or exchangeable bonds
   ("OCEANE")
   Share and bond prices and trading volumes

Dividends                                                                    119
   Dividend policy over the last five years
   Statute of limitations for dividends

Information about the Company's business                                     119
   Role of the Company within the Group
   Organization of the Group
   Investment policy
   Risks

Corporate governance information                                             123
   Directors' interests
   Non-arm's length transactions involving
   directors or shareholders holding over 5% of the voting rights
   Loans and guarantees to directors
   of the Company

Employee profit-sharing and incentive
bonus schemes                                                                123
   Profit-sharing scheme
   Incentive bonus scheme
   Stock option plans

   Snyder Communications, Inc. stock options on SNC and Circle.com shares
   Subsidiaries' stock option plans

Persons responsible for the document
de reference and the audit of the accounts                                   127
   Person responsible for the document
   de reference
   Statement by the person responsible
   for the document de reference
   Auditors
   Information policy
   Auditors' opinion

COB checklist                                                               flap

106

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--------------------------------------------------------------------------------
INFORMATION ABOUT
THE COMPANY
--------------------------------------------------------------------------------

Company name

HAVAS

Registered office

2, allee de Longchamp - 92150 Suresnes

Legal form

Societe anonyme governed by Articles L. 210-1 et seq. of the Commercial Code.

Governing law

Laws of France

Registration particulars

335 480 265 RCS Nanterre

Date of incorporation and duration

In 1982, Havas was merged into a company set up on July 12, 1900. Havas's current business was launched in 1968 (see section presenting the Group).

The Company will remain in existence until July 12, 2050. Its duration may be extended or it may be wound up prior to this date.

Corporate purpose (Article 2 of the bylaws)

The Company's purpose, in France and abroad, is to conduct the following activities:

-     any and all forms of advertising and communications activities;

-     any and all service activities;

-     any and all production, sales and distribution activities;

- the purchase, construction, fitting out and sale of any and all real estate;

- the acquisition of interests in any and all companies and business ventures.

Consultation of legal documents

The Company's bylaws, financial statements and other reports and information available to shareholders can be consulted at the Company's registered office.

Fiscal year

The Company's fiscal year starts on January 1 and ends on December 31.

Income appropriation and dividends

The General Shareholders' Meeting is responsible for approving the financial statements and deciding on the appropriation of income. The principles governing the appropriation of income are as follows:

1 - Shareholders are paid a non-cumulative first dividend equal to 5% of the paid-up amount on their shares.

2 - All or part of the income remaining after the payment of this first dividend may be appropriated to any general or specific reserves, or to retained earnings.

3 - Any balance remaining after these appropriations is paid to shareholders in the form of dividends.

General Shareholders' Meetings

General Shareholders' Meetings are called and conduct business in accordance with the law.

All shareholders are entitled to participate in General Meetings, whatever the number of shares held.

The bylaws do not provide for the granting of double voting rights.

The provisions of the bylaws (Article 25) concerning voting rights are as follows:

"At all Ordinary and Special Shareholders' Meetings, all shares that are issued and outstanding - except for those shares held by or pledged to the Company - shall be taken into account for the purpose of calculating the quorum.

Voting rights are unrestricted, except as specified by law, and are proportionate to the portion of share capital represented by each share, with each share carrying one vote.

The voting right attached to each share is exercisable by the beneficial owner at Ordinary Meetings and by the non-beneficial owner at Special Meetings.

                                                          Additional information


                                                                             107

================================================================================

Joint owners of shares shall be represented at General Meetings in accordance with Article 12.

Voting rights attached to shares lodged as collateral shall be exercised by the owner of the shares."

Disclosure thresholds (Article 11
of the bylaws)

Any person or entity that holds or comes to hold, directly or indirectly through a controlled entity within the meaning of Article L. 233-3 of the Commercial Code, at least 2% of the Company's share capital or voting rights, or any multiple thereof, is required to disclose to the Company, by registered letter with return receipt requested, the total number of shares held. The same requirement applies in the case of any reduction in a shareholder's interest to below any of these thresholds.

In the case of failure to comply with these disclosure requirements, the undisclosed shares will be stripped of voting rights at the request of one or several shareholders together holding at least 5% of the capital, subject to the conditions and limits specified in the Commercial Code.

Identification of shareholders

The Company is entitled to obtain, at any time, from the organization responsible for clearing share transactions, details of the identity of shareholders entitled to vote at its General Meetings, the number of shares held by each such shareholder and any restrictions on the shares.

Registrar

Registrar services for registered shares are performed by the Company.

The person responsible for registrar services is Jean-Francois Fondeur, who is based at the Company's headquarters. Registrar services for registered bonds are provided by Societe Generale, BP 81236, 44312 Nantes Cedex 3.

--------------------------------------------------------------------------------
INFORMATION ABOUT
THE COMPANY'S CAPITAL
--------------------------------------------------------------------------------

Share capital at December 31, 2002

The Company's share capital at December 31, 2002 and at February 28, 2003 amounted to (euro)122,087,611.20, divided into 305,219,028 shares of common stock with a par value of (euro)0.40, all fully paid-up.

Authorized, unissued capital

Shareholder authorizations to increase the capital currently in force are summarized in paragraphs 1 and 2 below.

1) AUTHORIZATIONS TO ISSUE SHARES AND SHARE EQUIVALENTS

The authorizations in force in 2002 were given at the General Shareholders' Meetings of May 22, 2001 and May 23, 2002.

The General Shareholders' Meeting of May 22, 2001 gave the Board of Directors a 26-month authorization to:

- increase the share capital by (euro)36 million by capitalizing retained earnings, income or additional paid-in capital;

- issue shares and share equivalents, with or without pre-emptive subscription rights. Share equivalents issued under this authorization may not result in the Company taking on an amount of debt in excess of (euro)2 billion. The aggregate par value of shares issued under the authorization, either directly or on conversion, redemption or exercise of share equivalents, may not exceed (euro)36 million.

This authorization was used in May 2002 to carry out an "OCEANE" convertible/exchangeable bond issue in the amount of (euro)449,999,998.75. The bonds are convertible, at the option of the holders, into 41,860,465 shares with a par value of (euro)0.40. If all the bonds are converted, this will result in the share capital being increased by (euro)16,744,186.

The General Shareholders' Meeting of May 23, 2002 gave the Board of Directors a 26-month authorization to:

- increase the share capital by (euro)36 million by capitalizing retained earnings, income or additional paid-in capital;

108


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-     issue shares and share equivalents, with or without pre-emptive subscription rights. Share equivalents issued under this authorization may not result in the Company taking on an amount of debt in excess of
      (euro)1,200 million. The aggregate par value of shares issued under the authorization, either directly or on conversion, redemption or exercise of share equivalents, may not exceed (euro)36 million.

This authorization, which replaced that given at the General Meeting of May 22, 2001, was not used in 2002.

The Company's authorized, unissued capital at December 31, 2002 amounted to
(euro)36 million. The amount of debt that may be taken on through the issuance of share equivalents is limited to (euro)1,200 million.

2) AUTHORIZATION TO GRANT STOCK OPTIONS

The General Shareholders' Meeting of May 23, 2002 authorized the Board of Directors to grant stock options to selected employees and executive directors of the Company and its subsidiaries. Options granted under the authorization may not exceed 2.5% of the Company's issued share capital as of the date of grant.

As at December 31, 2002, a total of 8,962,334 options were authorized but not granted, as follows:

Number of options authorized but not granted

(adjusted to options on shares with a par value of(euro)0.40)

==========================================================================================================================
                                                               Number of options    Number of options   Options authorized
                                                                   authorized by      granted in 2002      but not granted
                                                            shareholders in 2002
==========================================================================================================================
At December 31, 2001
Options not granted under the shareholder authorization
of May 22, 2001                                                                                                  7,440,676
--------------------------------------------------------------------------------------------------------------------------
Shareholder authorization given on May 23, 2002                        7,630,475
--------------------------------------------------------------------------------------------------------------------------
Adjustment of the number of options authorized
by shareholders on May 22, 2001, to take account of changes
in issued capital in 2002                                                 22,468
--------------------------------------------------------------------------------------------------------------------------
Options granted on February 14, 2002                                                        6,100,000
--------------------------------------------------------------------------------------------------------------------------
Adjustment of the number of options following the distribution
of reserves on June 11, 2002 (2001 dividend)                             522,425              522,425
--------------------------------------------------------------------------------------------------------------------------
Options granted on December 12, 2002                                                           31,285
--------------------------------------------------------------------------------------------------------------------------
At December 31, 2002                                                                                             8,962,334
--------------------------------------------------------------------------------------------------------------------------

Non-equity securities

None.

                                                          Additional information


                                                                             109

================================================================================

Share equivalents

Following the distribution of reserves on June 11, 2002, corresponding to the 2001 dividend, the conversion ratio of the "OCEANE" bonds was adjusted, as well as the number of shares to be obtained on exercise of Havas stock options and the option exercise price.

"OCEANE" BONDS

In February 1999, December 2000 and May 2002, the Company issued "OCEANE" bonds convertible into new shares or exchangeable for existing shares. The characteristics of these issues are presented in the section "Share and bond prices and trading volumes", together with price and trading volume information.

As of December 31, 2002, the following bonds were outstanding:

- 454,017 "OCEANE" bonds issued in February 1999, convertible/exchangeable for 9,261,947 shares;

- 31,474,966 "OCEANE" bonds issued in December 2000, convertible/exchangeable for 32,104,465 shares;

- 41,860,465 "OCEANE" bonds issued in May 2002, convertible/exchangeable for 42,697,674 shares.

HAVAS STOCK OPTIONS

As of December 31, 2002, outstanding stock options granted to executive directors and employees of Havas and its subsidiaries were exercisable for 22,830,536 shares.

OPTIONS ON SNC SHARES GRANTED BY SNYDER COMMUNICATIONS, INC.

Prior to its acquisition by Havas, Snyder Communications, Inc. granted options on SNC shares to selected employees and executive directors of Snyder Communications, Inc. and its subsidiaries. SNC shares acquired on exercise of these options are immediately swapped for Havas shares, on the basis of 1.3710 Havas shares for 1 SNC share. This parity was fixed by the Board of Directors on September 25, 2000. If all of the options outstanding at December 31, 2002 were to be exercised, this would result in the issuance of 5,628,821 Havas shares in exchange for SNC shares.

OPTIONS ON CIRCLE.COM SHARES GRANTED BY SNYDER COMMUNICATIONS, INC.

Prior to its acquisition by Havas, Snyder Communications, Inc. granted options on Circle.com shares to selected employees and executive directors of Snyder Communications, Inc. and its subsidiaries. Circle.com shares acquired on exercise of these options are immediately swapped for Havas shares, on the basis of 0.0937 Havas shares for 1 Circle.com share. This parity was fixed by the Board of Directors on May 22, 2001. If all of the options outstanding at December 31, 2002 were to be exercised, this would result in the issuance of 171,902 Havas shares in exchange for Circle.com shares.

HAVAS STOCK PURCHASE OPTIONS

A total of 6,000,000 stock purchase options were granted to selected employees and executive directors of Havas and its subsidiaries. The number of options was adjusted to 6,135,158 to take account of the dilutive impact of the distribution of reserves on June 11, 2002 (2001 dividend). The Company holds 6,135,158 Havas shares for attribution on exercise of the options.

The exercise of all outstanding stock options and the conversion of all outstanding "OCEANE" bonds would result in the issuance of 112,695,345 new shares, raising the number of shares issued and outstanding from 305,219,028 at December 31, 2002 to 417,914,373. The maximum potential dilution is therefore 37%.

110


================================================================================

Changes in share capital
==============================================================================================================================
                                                     Operations                                    New capital
------------------------------------------------------------------------------------------------------------------------------
                                                           Issued
                                           Number of      capital          Premiums      Number of      Capital          Share
Date         Description               shares issued      in euro           in euro         shares      in euro        premium
------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 1997                                                                            5,648,827   43,057,906    234,116,759
------------------------------------------------------------------------------------------------------------------------------
1998         Bond conversions              1,431,189   10,909,168       136,607,450
             Scrip dividend                   66,657      508,090         9,766,514
             Exercise of stock options        44,999      343,002         3,129,987
             Exercise of warrants                250        1,906            43,829
------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 1998                                                                            7,191,922   54,820,072    383,664,539
------------------------------------------------------------------------------------------------------------------------------
1999         Conversion of the capital
             into euros                            -    2,715,304        (2,405,375)
             Bond conversions                242,954    1,943,632        42,786,025
             Exercise of stock options       109,884      879,072         7,252,042
             Exercise of warrants             49,718      397,744         8,697,608
------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 1999                                                                            7,594,478   60,755,824    439,994,839
------------------------------------------------------------------------------------------------------------------------------
2000         20-for-1 stock-split                                                      151,889,560   60,755,824    439,994,839
             Shares issued on
             acquisition of SNC shares
             from Snyder                 100,751,047   40,300,419     1,996,025,095
             Bond conversions             10,328,720    4,131,488        91,346,244
             Exercise of stock options     2,350,920      940,368         8,452,751
             Havas shares swapped
             for SNC shares issued on
             exercise of stock options
             granted by Snyder               514,100      205,640        10,297,423
             Exercise of warrants            662,220      264,888         5,792,399
------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 2000                                                                          266,496,567  106,598,627  2,551,908,751
------------------------------------------------------------------------------------------------------------------------------
2001         Shares issued on
             acquisition of MPG           28,800,000   11,520,000       430,480,000
             Havas shares swapped for
             Circle.com shares issued
             on exercise of stock options
             granted by Snyder             2,130,673      852,269        25,906,787
             Bond conversions                199,800       79,920         1,750,371
             Exercise of stock options       480,805      192,322         1,804,249
             Havas shares swapped for
             SNC shares issued
             on exercise of stock options
             granted by Snyder             1,224,507      489,803        24,526,875
             Exercise of warrants          4,987,960    1,995,184        43,453,576
------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 2001                                                                          304,320,312  121,728,125  3,079,830,609
------------------------------------------------------------------------------------------------------------------------------
2002         2001 dividend                                           (1,296,731,856)
             Bond conversions                    163           65             1,425
             Exercise of stock options       880,949      352,379         2,794,123
             Havas shares swapped for
             SNC shares issued on exercise
             of stock options granted
             by Snyder                        17,604        7,042           352,608
Dec. 31, 2002                                                                          305,219,028  122,087,611  1,786,246,909
------------------------------------------------------------------------------------------------------------------------------

                                                          Additional information


                                                                             111

================================================================================

--------------------------------------------------------------------------------
OWNERSHIP STRUCTURE
--------------------------------------------------------------------------------

Shareholders

o Total number of shares at December 31, 2002:                       305,219,028

o Total number of voting rights:

  - published in the BALO on June 7, 2002:                           294,769,197

  - at December 31, 2002:                                            295,589,481

There are no double voting rights.

The difference between the number of shares and the number of voting rights corresponds to shares held by the Company, which are stripped of voting rights.

None of the shares held by the Company qualify as treasury stock.

================================================================================

=============================================================================================================================
Shareholders                        At December 31, 2002            At December 31, 2001            At December 31, 2000
-----------------------------------------------------------------------------------------------------------------------------
                                   Number         %        %       Number         %        %       Number          %        %
                                of shares  interest   voting    of shares  interest   voting    of shares   interest   voting
                                                      rights                          rights                           rights
=============================================================================================================================
Directors and senior
management                      1,052,453       0.4      0.3    1,292,576       0.4      0.4    1,076,320        0.4      0.4
-----------------------------------------------------------------------------------------------------------------------------
Employees(1)                      268,020       0.1      0.1      244,820       0.1      0.1      158,220        0.1      0.1
-----------------------------------------------------------------------------------------------------------------------------
Shares held by Havas            9,629,547       3.2        -   10,301,590       3.4        -    6,151,350        2.3
-----------------------------------------------------------------------------------------------------------------------------
Shareholders with more
than 5% of the capital:
o Putnam                       36,414,301      11.9     12.3   32,245,465      10.6     11.0   36,029,500       13.5     13.8
o Vivendi Universal
Publishing(2)                           -         -        -            -         -        -   29,939,200       11.2     11.5
-----------------------------------------------------------------------------------------------------------------------------
Public                        257,854,707      84.5     87.3  260,235,861      85.5     88.5  193,141,977       72.5     74.2
-----------------------------------------------------------------------------------------------------------------------------
Total including:              305,219,028     100.0    100.0  304,320,312     100.0    100.0  266,496,567      100.0    100.0
o residents(3)                143,452,944      47.0     45.3  118,684,922      39.0     36.9  132,182,297       49.6     48.4
o non-residents(3)            161,766,084      53.0     54.7  185,635,390      61.0     63.1  134,314,270       50.4     51.6
-----------------------------------------------------------------------------------------------------------------------------

(1) Shares and voting rights held by employees directly or through corporate mutual funds.

(2)   Vivendi Universal Publishing sold its 29,939,200 shares on June 6, 2001.

(3) Based on the "TPI" surveys conducted at December 31 of each year and Thomson Financial surveys.

The free-float comprises all shares other than those held by the Company.

To the best of the Company's knowledge, no other shareholder held over 5% of the Company's issued capital or voting rights as of December 31, 2002.

On February 25, 2003, Putnam disclosed to the Company that it had reduced its interest to less than 10% of the capital, with 9.86% of the capital and 10.13% of the voting rights, and on April 15, 2003 that had reduced its interest to less than 5% of the capital, with 4.64% of the capital and 4.75% of the voting rights.

Liens on shares

There are no liens on registered shares.

Shareholder agreements

To the best of the Company's knowledge, no shareholder agreements are in force.

112

================================================================================

--------------------------------------------------------------------------------
STOCK MARKET
INFORMATION
--------------------------------------------------------------------------------

General information/Listing

Havas shares are listed on the Premier Marche of Euronext Paris SA and are eligible for the SRD deferred settlement service. Havas shares are also listed on the NASDAQ in the form of ADRs.

As of December 31, 2002, the weighting of Havas shares in French equity indexes was as follows: SBF 80: 0.9132%; SBF 120: 0.1498%; SBF 250: 0.1381%. It is also included in the Euronext 100 index.

The shares are listed under: Sicovam code 12188 and ISIN code FR0000121881 with the symbol HAV. Shares acquired between January 1 and the ex-dividend date on conversion of "OCEANE" bonds and on exercise of stock options are listed on a separate line under Sicovam code 6780 and ISIN code FR0000067803 up to the ex-dividend date. These shares carry rights to the dividend for the year in which the bonds are converted or the options are exercised, but not to the dividend paid out of the previous year's income. Shares issued in exchange for SNC and Circle.com shares acquired on exercise of options granted by Snyder Communications, Inc. carry rights to the dividend paid in the year of issue and are therefore listed under Sicovam code 12188 and ISIN code FR0000121881.

Convertible and/or exchangeable bonds ("OCEANE")

1% OCEANE FEBRUARY 1999/JANUARY 2004

In February 1999, the Board of Directors used the authorization given at the General Shareholders' Meeting of May 27, 1998 to issue 1,223,405 "OCEANE" convertible and/or exchangeable bonds.

At December 31, 2002, 454,017 bonds were outstanding, convertible/exchangeable for 9,261,947 shares.

These bonds have been listed since February 12, 1999 on the Paris Premier Marche, now named the Premier Marche of Euronext Paris SA.

The characteristics of the bonds, since the stock-split, are as follows:

================================================================================

Listed on                                   Premier Marche of Euronext Paris SA

Sicovam code                                18071

ISIN code                                   FR0000180713

Face value                                  (euro) 188

Annual coupon rate                          1%

Redemption price at maturity                (euro) 195.13

Date of issue                               February 12, 1999

Total life                                  4 years and 323 days
                                            due: January 1, 2004

Gross yield to maturity                     1.75%

Conversion                                  Between February 12, 1999 and the
                                            7th business day preceding the
                                            maturity date

                                            20 shares per bond up to June 10,
                                            2002

                                            20.40 shares per bond from June 11,
                                            2002

Early redemption                            Between January 1, 2002 and December
                                            31, 2003 if the average Havas
                                            closing share price quoted over 20
                                            consecutive trading days selected
                                            from among the 40 trading days that
                                            precede the announcement of early
                                            redemption multiplied by the
                                            conversion ratio exceeds 115% of the
                                            redemption price

================================================================================

                                                          Additional information


                                                                             113

================================================================================

1% OCEANE DECEMBER 2000/JANUARY 2006

In December 2000, the Board of Directors used the authorization given at the General Shareholders' Meeting of May 23, 2000 to issue 32,817,012 "OCEANE" convertible and/or exchangeable bonds.

At December 31, 2002, 31,474,966 bonds were outstanding, convertible/exchangeable for 32,104,465 shares.

These bonds have been listed since December 22, 2000 on the Premier Marche of Euronext Paris SA.

The characteristics of the bonds are as follows:

================================================================================

Listed on                                   Premier Marche of Euronext Paris SA

Sicovam code                                18074

ISIN code                                   FR0000180747

Face value                                  (euro)21.60

Annual coupon rate                          1%

Redemption price at maturity                (euro)25.44

Date of issue                               December 22, 2000

Total life                                  5 years and 10 days
                                            due: January 1, 2006

Gross yield to maturity                     4.25%

Conversion                                  Between December 22, 2000 and the
                                            7th business day preceding the
                                            maturity date

                                            1 share per bond up to June 10, 2002

                                            1.02 shares per bond from June 11,
                                            2002

Early redemption                            Between January 1, 2004 and December
                                            31, 2005 if the average Havas
                                            closing share price quoted over 20
                                            consecutive trading days selected
                                            from among the 40 trading days that
                                            precede the announcement of early
                                            redemption multiplied by the
                                            conversion ratio exceeds 115% of the
                                            redemption price

114

================================================================================

4% OCEANE MAY 2002/JANUARY 2009

In May 2002, the Board of Directors used the authorization given at the General Shareholders' Meeting of May 22, 2001 to issue 41,860,465 "OCEANE" convertible and/or exchangeable bonds. At December 31, 2002, 41,860,465 bonds were outstanding, convertible/exchangeable for 42,697,674 shares. These bonds have been listed since May 22, 2002 on the Premier Marche of Euronext Paris SA.

The characteristics of the bonds are as follows:

================================================================================

Listed on                                   Premier Marche of Euronext Paris SA

Sicovam code                                18847

ISIN code                                   FR0000188476

Face value                                  (euro) 10.75

Annual coupon rate                          4%

Redemption price at maturity                (euro) 10.75

Date of issue                               May 22, 2002

Total life                                  6 years and 224 days
                                            due: January 1, 2009

Gross yield to maturity                     4.00%

Conversion                                  Between May 22, 2002 and the 7th
                                            business day preceding the maturity
                                            date

                                            1 share per bond up to June 10,
                                            2002.

                                            1.02 shares per bond from June 11,
                                            2002

Early redemption                            at the initiative of the issuer:
                                            Between January 1, 2005 and December
                                            31, 2008 if the average Havas
                                            opening share price quoted over 20
                                            consecutive trading days selected
                                            from among the 40 trading days that
                                            precede the announcement of early
                                            redemption multiplied by the
                                            conversion ratio exceeds 125% of the
                                            bonds' face value

                                            at the initiative of bondholders:
                                            as from January 1, 2006 at par plus
                                            accrued interest

================================================================================

                                                          Additional information


                                                                             115

================================================================================

Share and bond prices and trading volumes

HAVAS SHARES (SICOVAM CODE 12188 - ISIN CODE FR0000121881)
(SOURCE: EURONEXT PARIS SA)

================================================================================
                              Trading    Year-end price        High         Low
                               volume           in(euro)    in(euro)    in(euro)
--------------------------------------------------------------------------------
2001      January          34,345,573             15.89       18.50       14.05
          February         19,092,183             15.20       16.45       14.85
          March            32,608,310             13.66       16.59       13.25
          April            22,979,787             14.88       15.20       12.05
          May              32,311,256             15.61       16.60       14.30
          June             92,404,141             13.00       16.20       11.98
          July             29,136,386             11.91       13.57       10.20
          August           22,406,240             10.20       12.55       10.00
          September        43,365,710              6.70       10.22        5.96
          October          45,062,379              8.25        9.55        5.30
          November         38,486,934              8.45       10.00        8.10
          December         30,591,240              8.13        9.70        7.76
--------------------------------------------------------------------------------
2002      January          38,160,709              8.55        9.58        8.05
          February         28,758,002              8.79        8.85        7.82
          March            44,762,177             10.33       11.00        8.65
          April            35,247,849              8.30       10.94        8.01
          May              61,331,082              7.90        8.77        7.52
          June             64,695,521              6.23        8.09        5.30
          July             41,188,452              5.15        6.49        4.40
          August           48,947,749              4.45        5.26        3.83
          September        47,968,496              3.40        4.60        2.80
          October          49,737,515              4.60        4.60        3.03
          November         51,240,124              5.38        5.58        4.12
          December         49,145,313              3.70        5.92        3.64
--------------------------------------------------------------------------------
2003      January          48,680,835              3.71        4.38        3.53
          February         44,193,205              2.75        3.82        2.54
          March            74,641,722              2.42        3.12        2.07
================================================================================

116

================================================================================

HAVAS ADS (CODE HADV) LISTED ON THE NASDAQ
(SOURCE NASDAQ)

================================================================================
                              Trading   Year-end price         High         Low
                               volume           in USD       in USD      in USD
--------------------------------------------------------------------------------
2001      January           5,138,015           14.500       17.203      13.125
          February          1,107,888           13.750       15.188      13.375
          March             1,631,828           11.641       15.250      11.625
          April               659,284           12.960       13.460      11.000
          May               2,055,930           13.150       14.125      12.710
          June                422,796           10.880       13.870      10.410
          July                565,606           10.200       11.410       8.820
          August              379,975            9.050       10.880       8.950
          September           332,900            6.000        9.000       5.300
          October             496,195            7.410        8.440       4.850
          November            445,687            7.250        8.710       7.210
          December            380,990            7.250        8.640       6.750
--------------------------------------------------------------------------------
2002      January             797,110            7.550        8.440       7.010
          February            470,501            7.500        7.500       6.700
          March             1,344,835            9.020        9.490       7.500
          April               469,815            7.730        9.390       7.290
          May                 261,511            7.440        8.040       7.120
          June                361,101            6.091        7.590       5.400
          July                309,613            5.050        6.211       4.350
          August              405,639            4.750        5.190       3.741
          September           471,462            3.790        4.730       2.750
          October             446,677            4.500        4.500       2.960
          November            344,733            5.540        5.600       4.200
          December            237,591            3.970        5.800       3.700
--------------------------------------------------------------------------------
2003      January             893,839            3.949        4.600       3.750
          February            602,284            3.140        4.000       2.760
          March               337,300            2.580        3.360       2.260
================================================================================

                                                          Additional information


                                                                             117

================================================================================

"OCEANE" CONVERTIBLE/EXCHANGEABLE BONDS

"OCEANE" 1% FEBRUARY 1999/ JANUARY 2004 (SICOVAM CODE 18071 ISIN CODE FR0000180713)
(SOURCE: GL MULTIMEDIA)

================================================================================
                              Trading    Year-end price        High         Low
                               volume           in(euro)    in(euro)    in(euro)
--------------------------------------------------------------------------------
2001      January              24,487            325.00      350.50      272.00
          February              1,203            311.00      325.00      290.50
          March                20,744            280.00      324.00      252.00
          April                 5,773            310.00      310.00      240.00
          May                  8,563,            317.50      360.00      284.00
          June                  6,879            319.00      330.00      240.00
          July                    522            240.00      319.00      197.10
          August                  797            235.00      265.00      220.00
          September             4,244            188.00      226.90      181.80
          October              10,116            210.00      215.00      175.99
          November              9,799            220.00      230.00      200.00
          December             19,320            215.40      224.00      190.00
--------------------------------------------------------------------------------
2002      January               6,254            215.00      217.50      192.50
          February                681            210.00      215.50      198.00
          March                14,102            219.90      228.00      201.00
          April                 2,490            212.00      223.00      205.00
          May                     844            204.80      210.00      193.20
          June                    831            184.00      205.00      175.60
          July                  9,725            180.00      187.00      171.30
          August                6,062            186.00      193.00      167.00
          September            30,972            177.00      192.60      175.00
          October               1,672            189.50      200.00      178.60
          November              3,207            198.79      202.00      185.60
          December                582            192.00      195.99      178.01
--------------------------------------------------------------------------------
2003      January               8,975            186.00      195.00      184.00
          February              3,310            190.20      191.00      186.00
          March                 6,069            191.00      195.00      188.05
================================================================================

================================================================================

"OCEANE" 1% DECEMBER 2000/JANUARY 2006 (SICOVAM CODE 18074 - ISIN CODE FR0000180747)
(SOURCE: GL MULTIMEDIA)

================================================================================
                              Trading    Year-end price        High         Low
                               volume           in(euro)    in(euro)    in(euro)
--------------------------------------------------------------------------------
2001      January           1,426,483             22.70        24.30      21.70
          February            365,484             22.25        22.90      22.00
          March               739,603             21.74        23.65      21.35
          April               305,128             22.30        22.45      21.07
          May                 366,157             22.50        23.30      21.55
          June                261,663             21.50        22.80      21.15
          July                545,267             21.25        21.84      20.10
          August              162,341             21.40        22.40      20.90
          September           354,714             19.80        21.85      19.00
          October             538,103             20.65        21.70      19.90
          November             25,801             21.50        22.10      20.50
          December            126,284             20.97        21.90      20.00
--------------------------------------------------------------------------------
2002      January             107,129             20.70        21.30      20.00
          February            452,485             20.69        20.90      20.00
          March               393,487             21.10        21.85      20.50
          April               191,167             20.75        22.00      20.50
          May                  60,631             20.69        21.95      20.30
          June                 43,688             19.90        20.99      19.00
          July                119,037             18.50        20.45      16.78
          August              313,794             18.10        19.00      17.05
          September           183,227             18.10        19.20      16.50
          October             425,486             19.75        19.95      17.60
          November            399,634             20.15        21.65      19.50
          December            188,711             20.55        21.20      20.20
--------------------------------------------------------------------------------
2003      January             293,716             20.91        21.75      20.33
          February            519,000             20.35        21.20      20.24
          March               858,726             21.00        21.00      19.60
================================================================================

"OCEANE" 4% MAY 2002/ JANUARY 2009 (SICOVAM CODE 18847 - ISIN CODE FR0000188476) (SOURCE: GL MULTIMEDIA)

================================================================================
                              Trading    Year-end price        High         Low
                               volume           in(euro)    in(euro)    in(euro)
--------------------------------------------------------------------------------
2002      May(1)              217,718             11.10       11.20       10.92
          June                 97,662             10.78       11.20       10.30
          July                658,633             10.70       10.80        9.65
          August               62,181              9.25       10.85        7.90
          September            90,459              8.50        9.55        7.70
          October             270,271              9.49       10.20        8.10
          November            177,577             10.15       10.59        9.35
          December            379,623              9.90       10.55        9.70
--------------------------------------------------------------------------------
2003      January             825,267              9.60       10.40        9.60
          February            608,996              9.40        9.95        9.26
          March             1,547,484              9.35        9.60        9.10
================================================================================


(1) Quoted for the first time on May 22, 2002.

                                                          Additional information


                                                                             119

================================================================================

--------------------------------------------------------------------------------
DIVIDENDS
--------------------------------------------------------------------------------

Dividend policy

The Company's dividend policy is based on several factors, including growth in consolidated earnings, the return that shareholders are entitled to expect on their investment and the practices of its peer group.

Over the last five years, the total dividend, including the avoir fiscal (tax credit), has gone from (euro)0.1715 (approved at the Annual Shareholders' Meeting of May 27, 1998) to (euro)0.135 (dividend recommended at the Annual Shareholders' Meeting of May 21, 2003).

In 2002, in the expectation of a market recovery at the end of the year, the Board of Directors decided to recommend that the 2001 dividend be kept at the same level as that for 2000, despite the Group's 2001 results.

This year, in view of the depressed market conditions and lack of visibility concerning future developments, the Board has decided to recommend a significant cut in the 2002 dividend. This recommendation reflects the Group's policy of:

-     aligning the Group's payout rate with the average rate for its peer group;

-     securing increased flexibility in a volatile environment;

- strengthening the Group's overall ability to repay the debt falling due in 2006. In this regard, the dividend policy forms part of a broader plan to boost margins, reduce working capital and scale back investment.

The total 2002 dividend will amount to (euro)26.7 million, representing around 28.22% of the Group's recurring income.

The dividend will be paid as from June 18, 2003.

A table showing net dividends and total revenue per share for the last five years is included in the Management Report of the Board of Directors under the heading Shareholders' Page.

Statute of limitations for dividends

Dividends not claimed within five years are time-barred and will be paid over to the French Treasury.

--------------------------------------------------------------------------------
INFORMATION ABOUT
THE COMPANY'S BUSINESS
--------------------------------------------------------------------------------

Role of the Company within the Group

Havas provides technical assistance and other services to its subsidiaries, which are billed on arm's length terms. Where subsidiaries lease office space from Havas, the related rent is charged at market rates. Havas has also granted licenses to subsidiaries for the use of trademarks and logos, in exchange for a fixed rate fee. Guarantees given by Havas on behalf of subsidiaries are remunerated at the rates that would be charged by banks for the same service. The nature of these services and the related remuneration are the same regardless of whether or not the subsidiaries are wholly-owned. Total revenues received from subsidiaries in 2002 came to (euro)48,357,927.03 excluding tax.

Havas may from time to time make loans to certain subsidiaries at rates of interest that are below the rates charged to Havas by its banks. The interest rate differentials do not exceed the maximum allowed under tax rules.

Organization of the Group

Havas, the Group holding company, controls over 400 companies worldwide, directly or indirectly.

Operational organization

Operating companies are organized in Divisions as shown in the Group organization chart provided at the end of this report. The business of each Division is described in the Management Report of the Board of Directors.

Legal organization

The majority of subsidiaries are wholly-owned. In the main countries, national holding companies have been set up to hold interests in local subsidiaries, as shown in the following chart.

120

================================================================================

                                            -----------------
                                                USA, U.K.,                         ----------------
                                            France, Spain and                            MPG
                                             other countries                          Agencies
                                            -----------------                      ----------------

                                                                                   ----------------
                                                                                     Specialized
                                                                                       Agencies
                                            -----------------                      ----------------
                                                 France
                                            -----------------                      ----------------
                                                                                   Arnold Worldwide
                                                                                       Agencies
                                                                                   ----------------

                                                                                   ----------------
                                                                                     Specialized
                                                                                       Agencies
                                                                                   ----------------

                                            -----------------    ---------------   ----------------
                                                   USA            Havas NA Inc.       Euro RSCG
                                                                                       Agencies
                                            -----------------    ---------------   ----------------

                                                                                   ----------------
                                                                                   Arnold Worldwide
                                                                                       Agencies
                                                                                   ----------------

                                                                                   ----------------
                                                                                     Specialized
                                                                                       Agencies
                                                                                   ----------------

----------      -----------------------     -----------------                      ----------------
   Havas        Havas International SA         France and                             Euro RSCG
 (France)               (France)             other countries                           Agencies
----------      -----------------------     -----------------                      ----------------

                                                                                   ----------------
                                                                                   Arnold Worldwide
                                                                                       Agencies
                                                                                   ----------------

                                                                                   ----------------
                                                                                     Specialized
                                                                                       Agencies
                                                                                   ----------------

                                            -----------------    ---------------   ----------------
                                                 Germany             Havas               MPG
                                                                 Holding GmbH          Agencies
                                            -----------------    ---------------   ----------------

                                                                                   ----------------
                                                                                   Arnold Worldwide
                                                                                       Agencies
                                                                                   ----------------

                                                                                   ----------------
                                                                                     Specialized
                                                                                       Agencies
                                                                                   ----------------
                                                                 ---------------
                                            -----------------     Havas UK Plc     ----------------
                                                   U.K.                               Euro RSCG
                                                                 ---------------       Agencies
                                            -----------------                      ----------------
                                                                 ---------------
                                                                 Snyder Direct     ----------------
                                                                                   Arnold Worldwide
                                                                 ---------------       Agencies
                                                                                   ----------------

                                                          Additional information


                                                                             121

================================================================================

Management organization

The Chairmen and Chief Executive Officers of the operating Divisions are all Executive Directors of Havas SA. They are responsible for organizing and leading their respective Division's sales and marketing, creative, financial and legal functions. As members of the Havas Executive Committees and work groups set up in January 2003, certain divisional Chairmen and CEOs take part in projects conducted at Group level.

Investment policy

The Group's investment policy has been scaled back in order to give priority to repaying the "OCEANE" bonds that fall due in 2006.

External growth operations are being limited to moderately-sized acquisitions needed to fulfill the Group's service commitments to major clients.

Capital expenditure (hardware, software, etc.) is also being reined in. The aim is to reduce this from 3.6% of revenue in 2002 to around 2.5%.

The main acquisitions and divestments over the last three years were as follows (in 000'(euro)):

                                        ----------------------------------------
                                             2002           2001           2000
--------------------------------------------------------------------------------
Purchase of fixed assets
o property and
 equipment and
 intangible assets                         71,070        100,679         85,374
o investments(1)                           99,628        284,602        318,753
                                        ----------------------------------------
                                          170,698        385,281        404,127
--------------------------------------------------------------------------------
Proceeds from sale
of fixed assets
o property and
 equipment and
 intangible assets                        (29,345)        (9,416)       (11,727)
o investments                             (12,243)       (31,681)       (10,885)
                                        ----------------------------------------
                                          (41,588)       (41,097)       (22,612)
--------------------------------------------------------------------------------
Net cash outflow                          129,110        344,184        381,515
--------------------------------------------------------------------------------

(1)   Investments do not include stock-for-stock transactions.

To comply with Regulation CRC 99-02, in the consolidated statement of cash flows, amounts previously reported under "Change in debt on fixed assets" have been broken down between "Purchase of fixed assets" and "Proceeds from sale of fixed assets".

Risks

Market risks

CURRENCY RISKS

Although the Group operates in over 65 countries, 38% of net income is generated in euro (41% after goodwill amortization), 41% in U.S. dollar (9% after goodwill amortization) and 11% in sterling (15% after goodwill amortization).

Group agencies operate mostly in local markets and their revenues and expenses are therefore denominated in local currency.

The majority of acquisitions made in the United States and the United Kingdom are financed by local currency bank borrowings, and the related interest and principal payments are made in the same currency.

Consequently, the Group's exposure to currency risk is largely confined to the translation into euros of the financial statements of subsidiaries operating outside the euro zone.

CURRENCY AND INTEREST RATE HEDGING

From time to time, market instruments are used to manage and reduce exposures to currency and interest rate risks.

Legal risks

LEGAL RISKS ARISING ON COMMUNICATIONS SERVICES

The business-related legal risks incurred by the Company can be summarized as follows:

- Clients have the option of terminating the contract with their advertising and communications agency at any time. The majority of client contracts can be unilaterally terminated at any time, generally with three or six months' notice. This situation is not specific to Havas. It reflects rules guaranteeing free competition among the various players in the main countries, allowing advertisers to regularly put their budgets out to tender;

-     Clients have the option of reducing their budget.

      During periods of slower economic growth, clients can decide to reduce their advertising spend. This risk is common to all advertising and communications agencies;

-     Clients may be unable to pay their debts.

      Due to the payment terms granted to clients, a risk exists of clients paying their bills late or defaulting on their

122

================================================================================

      debts. These risks are limited by the implementation of strict collection procedures and, in some countries, by credit insurance.

-     The Group is exposed to compliance risks.

      The services provided to clients by the Group agencies must comply with national regulations governing advertising and communications activities. Our agencies are aware of these regulations, including those governing imitations, tobacco and alcohol advertising, and rules preventing certain advertisers from using certain media.

      The Group is insured against any losses that may be caused to an advertiser by one of its agencies in the case of court-recognized failure to comply with any such regulations.

-     There is a risk of accidental breach of intellectual property rights.

      The campaigns delivered by agencies to advertising clients may breach a third party's intellectual property rights. The agencies' creative teams are aware of the rules designed to prevent such breaches. The Group is insured against any losses that may be caused to an advertiser by one of its agencies in the case of court-recognized breach of a third party's intellectual property rights.

- The decision by WorldCom Inc., a major client of the Havas group, to file for Chapter 11 bankruptcy exposes the Group to a risk. This matter is discussed in the presentation of the consolidated financial statements (section VI, notes to the income statement, note 4 "Exceptional income/ [expenses]").

CLAIMS AND LITIGATION

No recent claims or litigation and no claims or litigation in progress or pending have had or are likely to have a material impact on the financial position, business or results of operations of the Company or the Group.

The outcome of the litigation in progress in the United States and Belgium between Snyder Communications, Inc. and some of its subsidiaries - corresponding to a group acquired by Havas in 2000 - is not likely to have a material impact on Havas's results of operations.

Industrial and environmental risks

As a service provider, the Group is not exposed to any industrial or environmental risks.

Insurance cover

Havas manages global insurance programs covering substantially all of its subsidiaries worldwide.

The three main global insurance programs consist of property and casualty/business interruption insurance, liability insurance and fraud/fidelity insurance. Specific liability cover has been taken out for executive directors.

The level of cover provided by each policy is reviewed annually with the divisional chairmen and chief executives based on claims experience over the past year.

                                                          Additional information


                                                                             123

================================================================================

--------------------------------------------------------------------------------
CORPORATE GOVERNANCE INFORMATION
--------------------------------------------------------------------------------

DIRECTORS' INTERESTS (IN THE CAPITAL OF THE COMPANY, ITS SUBSIDIARIES OR SIGNIFICANT CLIENTS OR SUPPLIERS)

The members of the Board of Directors together hold 1,052,453 Havas shares representing 0.3% of the Company's issued capital.

NON-ARM'S LENGTH TRANSACTIONS INVOLVING DIRECTORS OR SHAREHOLDERS HOLDING OVER 5% OF THE VOTING RIGHTS

Agreements governed by Articles L.225-38 et seq. of the Commercial Code are described in the Auditors' special report included in this annual report. No such agreements were submitted to the Board of Directors for approval in the first two months of 2003.

LOANS AND GUARANTEES TO DIRECTORS OF THE COMPANY

None.

--------------------------------------------------------------------------------
EMPLOYEE PROFIT-SHARING AND INCENTIVE BONUS SCHEMES
--------------------------------------------------------------------------------

PROFIT-SHARING SCHEME

Under the profit-sharing scheme set up by the Company, amounts transferred to the profit-sharing reserve correspond to the proportion of income calculated according to the statutory method set out in government order of October 21, 1986 plus one half of net dividends received from French subsidiaries. Employees may elect to invest their profit-shares either in a blocked account or in a corporate mutual fund, one of which invests solely in Havas shares.

Annual profit-shares for the last five years were as follows (in (euro)):

o 1998        170,213
o 1999        125,326
o 2000        258,572
o 2001        836,382
o 2002        226,745

At December 31, 2002, the corporate mutual fund invested in Havas shares held a total of 193,000 shares.

INCENTIVE BONUS SCHEME

None.

                                   124 & 125

================================================================================

STOCK OPTIONS

In 2002, the Company set up two new stock option plans for selected employees and executive directors of Havas and its subsidiaries. A total of 6,269,665 options were granted under these plans, including 6,238,380 at an exercise price of (euro)8.41 and 31,285 at an exercise price of (euro)4.85.

During 2002, 880,949 options were exercised. Detailed information about the various stock option plans currently in progress is provided below.

                                                  June 19,
                                                 1997 plan
                                      Dec. 5,    (purchase     March 5,    Feb. 25,    June 17,   Sept. 30,     Dec. 2,    March 2,
                                    1996 plan      option)    1998 plan   1999 plan   1999 plan   1999 plan   1999 plan   2000 plan
====================================================================================================================================
Date of Shareholders' Meeting        June 27,     June 19,     June 19,    June 19,    June 19,    June 19,    June 19,    June 17,
                                         1996         1997         1997        1997        1997        1997        1997        1999
------------------------------------------------------------------------------------------------------------------------------------
Date of Board Meeting                 Dec. 5,     June 19,      Mar. 5,    Feb. 25,    June 17,   Sept. 30,     Dec. 2,     Mar. 2,
                                         1996         1997         1998        1999        1999        1999        1999        2000
------------------------------------------------------------------------------------------------------------------------------------
Total number of shares
under option(1)                     2,564,649    6,135,158    1,617,064     725,808     306,294     204,332     883,178     907,507
  o/w Number of shares under
  options held by executive
  directors                         1,008,867    3,139,150      378,313     331,392           -           -     511,069     294,403
  Number of grantees                        3            5            2           2           -           -           2           2
------------------------------------------------------------------------------------------------------------------------------------
Starting date of exercise period      Dec. 5,     June 19,      Mar. 5,    Feb. 25,     Jan. 1,     Jan. 1,     Jan. 1,     Jan. 1,
                                         1996         2002         1998        1999        2000        2000        2000        2001
------------------------------------------------------------------------------------------------------------------------------------
Expiry date of exercise period       Dec. 31,     June 19,     Dec. 31,    Feb. 24,    June 16,   Sept. 29,     Dec. 1,     Mar. 1,
                                         2003         2004         2004        2006        2006        2006        2006        2007
------------------------------------------------------------------------------------------------------------------------------------
Exercise price(1)                        4.14         4.51         6.21        7.46        8.90       10.62       15.36       27.06
------------------------------------------------------------------------------------------------------------------------------------
Discount                                    5%           5%           5%          5%          5%          5%          5%          0%
------------------------------------------------------------------------------------------------------------------------------------
Vesting rules                               -            -            -           -                                              (3)
------------------------------------------------------------------------------------------------------------------------------------
Number of options exercised
as of Dec. 31, 2002                 1,472,580            -      386,645           -      20,000           -      24,000           -
------------------------------------------------------------------------------------------------------------------------------------
Number of options
lapsed as of Dec. 31, 2002                                                    6,000                              20,000
------------------------------------------------------------------------------------------------------------------------------------
Number of options outstanding
as of Dec. 31, 2002                 1,092,069    6,135,158    1,230,419     719,808     286,294     204,332     839,178     907,507
------------------------------------------------------------------------------------------------------------------------------------



                                       May 23,    Oct. 23,    March 1,      May 22,         Feb. 14      Dec. 12
                                     2000 plan   2000 plan   2001 plan    2001 plan    2002 plan(2)    2002 plan
================================================================================================================
Date of Shareholders' Meeting         June 17,    June 17,     May 23,      May 23,         May 22,      May 22,
                                          1999        1999        2000         2000            2001         2001
----------------------------------------------------------------------------------------------------------------
Date of Board Meeting                  May 23,    Oct. 23,     Mar. 1,      May 22,        Feb. 14,     Dec. 12,
                                          2000        2000        2001         2001            2002         2002
----------------------------------------------------------------------------------------------------------------
Total number of shares
under option(1)                        408,664   4,032,422   4,537,725    3,440,374       6,238,380       31,285
  o/w Number of shares under
  options held by executive
  directors                            408,664           -   1,528,285       96,071       1,462,310            -
  Number of grantees                         1           -           7            1               7            -
----------------------------------------------------------------------------------------------------------------
Starting date of exercise period       May 23,    Oct. 23,     Mar. 1,      Jan. 1,         Jan. 1,      Jan. 1,
                                          2000        2000        2001         2002            2003         2003
----------------------------------------------------------------------------------------------------------------
Expiry date of exercise period         May 22,    Oct. 22,    Feb. 29,      May 25,        Feb. 13,     Dec. 11,
                                          2007        2007        2008         2008            2009         2009
----------------------------------------------------------------------------------------------------------------
Exercise price(1)                        24.47       17.38       15.17        14.53            8.41         4.85
----------------------------------------------------------------------------------------------------------------
Discount                                     0%          0%          0%           0%              0%           0%
----------------------------------------------------------------------------------------------------------------
Vesting rules                                -          (4)         (5)          (6)             (7)          (8)
----------------------------------------------------------------------------------------------------------------
Number of options exercised
as of Dec. 31, 2002                          -           -           -            -               -            -
----------------------------------------------------------------------------------------------------------------
Number of options
lapsed as of Dec. 31, 2002                         465,690     427,312      149,733          95,186            -
----------------------------------------------------------------------------------------------------------------
Number of options outstanding
as of Dec. 31, 2002                    408,664   3,566,732   4,110,413    3,290,641       6,143,194       31,285
----------------------------------------------------------------------------------------------------------------

(1) The number of shares per option and the exercise price were adjusted following the distribution of reserves on June 11, 2002 (2001 dividend).
(2)   Corresponding to the 2nd tranche for 2001 and the 1st tranche for 2002.
(3) Including 296,040 options exercisable in 2001, 377,087 in 2002 and all the options in 2003.
(4) Including 756,164 options exercisable since October 23, 2000, 1,065,779 exercisable in 2001, 1,123,908 in 2002 and all the options in 2003.
(5) Including 194,835 options exercisable since March 1, 2001, 1,450,397 options exercisable in 2002, 1,446,246 in 2003 and all the options in 2004.
(6) Including 1,146,791 options exercisable in 2002, 1,146,791 in 2003 and all the options in 2004.
(7) Including 2,079,460 options exercisable in 2003, 2,079,460 in 2004 and all the options in 2005.
(8) Including 10,428 options exercisable in 2003, 10,428 in 2004 and all the options in 2005.

126

================================================================================

OPTIONS ON SNC AND CIRCLE.COM SHARES GRANTED BY SNYDER COMMUNICATIONS, INC.

Snyder Communications, Inc. granted options on SNC and Circle.com shares. If all of the options outstanding at December 31, 2002 were to be exercised, this would result in the issuance of 5,800,723 Havas shares.

SUBSIDIARIES' STOCK OPTION PLANS

Stock option plans set up by direct and indirect French subsidiaries of the Company are as follows:

=============================================================================================================
Company                       Year of grant                 Number of options                  Exercise price
                                                exercised in 2002            outstanding           (in(euro))
-------------------------------------------------------------------------------------------------------------
BETC Euro Rscg                         2001                     -              4,764,755                 1.66
                                       2002                                      183,260                 1.68
-------------------------------------------------------------------------------------------------------------
Euro RSCG Ensemble                     1997                     -                  3,951               212.21
-------------------------------------------------------------------------------------------------------------
Euro RSCG Life                         1998                     -                    584               342.86
-------------------------------------------------------------------------------------------------------------
Euro RSCG Corporate                    1996                   374                      0               841.52
                                       1998(1)                  -                    178             1,064.32
-------------------------------------------------------------------------------------------------------------
Euro RSCG Version Latine               2001                     -                    309             1,170.79
-------------------------------------------------------------------------------------------------------------
HA Pole Ressources Humaines            1998                     -                  1,639               363.44
-------------------------------------------------------------------------------------------------------------
Le Nouvel Eldorado                     1997                 3,600                      0               121.96
-------------------------------------------------------------------------------------------------------------
MPG France                             2000                     -                 21,392               218.00
                                       2000                     -                    784               218.00
-------------------------------------------------------------------------------------------------------------
Devarrieux Villaret                    2002                     -                  5,295               148.20
-------------------------------------------------------------------------------------------------------------

(1) Following the merger of Euro RSCG Omnium & Associes into Euro RSCG Corporate, Euro RSCG Omnium's commitments towards option holders were assumed by Euro RSCG Corporate.

Additional information


                                                                             127

================================================================================

--------------------------------------------------------------------------------
PERSONS RESPONSIBLE FOR THE DOCUMENT
DE REFERENCE AND THE AUDIT OF THE ACCOUNTS
--------------------------------------------------------------------------------

PERSON RESPONSIBLE FOR THE DOCUMENT DE REFERENCE

Alain de POUZILHAC, Chairman and Chief Executive Officer

STATEMENT BY THE PERSON RESPONSIBLE FOR THE DOCUMENT DE REFERENCE

"To the best of my knowledge, the information contained in this document is correct and includes all information required to allow investors to form an opinion on the assets and liabilities, business, financial position, results and outlook of the Company. No information has been omitted that would be likely to alter an investor's opinion."

                                        The Chairman and Chief Executive Officer
                                        Alain de POUZILHAC

INFORMATION POLICY

Person responsible for information: Jacques HErail - Tel. +33 (0) 1 58 47 90 00

AUDITORS

                                                                   First     Current term
                                                               appointed          expires
o Statutory Auditors

- Francois BOUCHON                                         Sept 30, 1982         2006 AGM
  33 avenue de Suffren 75007 Paris

- Yves LEPINAY et Associes "FIDINTER"                      June 26, 1990         2006 AGM
  128 boulevard Saint-Germain 75006 Paris
  Represented by Yves LEPINAY
  and Jean-Yves LEPINAY

o Substitute Auditors

- FNEC - Fiduciaire Nationale d'Expertise Comptable SA     June 25, 1984         2006 AGM
  15 rue de l'Amiral-Roussin 75015 Paris
  Represented by Bruno VAILLANT

- Michel SIBI                                               May 23, 2000         2006 AGM
  128 boulevard Saint-Germain 75006 Paris

128

================================================================================

--------------------------------------------------------------------------------
AUDITORS' OPINION (TRANSLATED FROM FRENCH INTO ENGLISH)
--------------------------------------------------------------------------------

As the Statutory Auditors of Havas and as required by "Commission des Operations de Bourse" Regulation COB 98-01, we have verified the information on the financial position and the historical financial statements provided in this "document de reference", in accordance with the auditing standards generally accepted in France.

This "document de reference" is the responsibility of the Chairman of the Board. Our responsibility is to report on the fairness of the information presented in this "document de reference" relating to the financial position and the accounts.

Our procedures, which were performed in accordance with the professional standards applied in France, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the "document de reference" in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any clear misstatement identified on the basis of our overall knowledge of the Company, as acquired during our assignment. This "document de reference" does not include forecast data.

We audited the financial statements of the Company and the Group for the years ended December 31, 2000, 2001 and 2002, as approved by the Board of Directors. Our audits were performed in accordance with the professional standards applied in France. Our reports on those financial statements were free of qualifications. They included the following observations:

- our report on the consolidated financial statements for the year ended December 31, 2000 referred to the change of accounting method resulting from the adoption of standard CRC 99-02 and our report on the consolidated financial statements for the year ended December 31, 2002 refers to a change in the presentation of the income statement and the uncertainty concerning the possible consequences of a client bankruptcy described in note VI-4 to the consolidated financial statements;

- our report on the financial statements of the Company at December 31, 2001 referred to note III-2 to the financial statements describing the write down of shares in Snyder Communications, Inc.

Based on the procedures described above, we have nothing to report as to the fair presentation of the information provided on the financial position and the historical financial statements contained in this "document de reference".

                              Paris, April 30, 2003

       Yves LEPINAY & Associes                   Francois BOUCHON
             "FIDINTER"

            Yves LEPINAY
          Jean-Yves LEPINAY

                               Statutory Auditors
                     Members of Compagnie Regionale de Paris

                         ORGANIZATION CHART - MARCH 2003

--------------------------------------------------------------------------------
                               EURO RSCG WORLDWIDE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     EUROPE

FRANCE
Full service agencies
  100% BETC EURO RSCG
                          ABSOLUT  80%

Marketing services
   98% THE SALES MACHINE :
       - EURO RSCG MOTIVFORCE (group)
       - CONNECT MACHINE
   86% EURO RSCG INSTORE
  100% CONNECTWORLD

Corporate
   99% EURO RSCG C&O

Healthcare and specialist advertising
agencies
  100% EURO RSCG LIFE
  100% EURO RSCG CD SANTE
  100% EXPAND CONNEXION
   75% 1,2,3 SANTE
  100% PROD'S
  100% PULP

Regional network
  100% EURO RSCG VERSION LATINE
                          MANILLE  80%
   60% EURO RSCG PAROLE DE MARQUE
       (group)
   80% EURO RSCG OSSARD LATGE (group)
   89% EURO RSCG & COMPAGNIE (group)
  100% EURO RSCG COMMUNICANCE
  100% EURO RSCG ENSEMBLE (group)
  100% EURO RSCG UNLIMITED

AUSTRIA
   92% EURO RSCG E&E
          EUROCOM SALES PROMOTION 100%
                HUMAN I EURO RSCG  80%

BELGIUM
  100% PALMARES
  100% THE SALES MACHINE (Group)
  100% EURO RSCG UNITED BRUXELLES
                     PRODUCTIVITY 100%
   44%                    EQUATOR  56%

GERMANY
   76% EURO RSCG GIETZ HEINEMANN
   70% DORFER RELATIONSHIP
       COMMUNICATION
                      D-TAIL GMBH 100%
   96% HUMAN I EURO RSCG
   51% K&R
  100% HAVAS ADVERTISING DEUTSCHLAND
        EURO RSCG THOMSEN ROHLE   100%
        EURO RSCG KREMER FORSTER   86%
                   EURO RSCG LIFE 100%
                CONNECTING PEOPLE 100%
  100% ABC EURO RSCG
                       ABC HAMBURG 76%

GREECE
   75% EURO RSCG ATHENS

IRELAND
  100% EURO RSCG IRELAND

ISRAEL
   51% ZSZ (group)

EASTERN COUNTRIES
   51% EURO RSCG BUDAPEST (Hungary)
  100% EURO RSCG POLAND (Poland)
   65% EURO RSCG DIALOG (Poland)
   56% MARKETING HOUSE (Poland)
  100% EURO RSCG (Czech Republic)
  100% THE SALES MACHINE (Czech
       Republic)

ITALY
   67% EURO RSCG MCM (group)
  100% EQUIPE
  100% EURO RSCG ITALIE (group)

NETHERLANDS
  100% BVD EURO RSCG
          TWO'S COMPANY EURO RSCG 100%
                WERNER MESSELINK
            BOSS MULDER EURO RSCG 100%
                 BIKKER EURO RSCG 100%
                HUMAN I EURO RSCG 100%
                             BLRS  40%

NORDIC COUNTRIES
  100% EURO RSCG HELSINKI (Finland)
   70% BNL EURO RSCG (Finland)
                       EURO INMEN  51%
   60% COURAGE EURO RSCG (Denmark)
  100% EURO RSCG SODERBERG (Sweden)

PORTUGAL
  100% EURO RSCG PUBLICIDADE
              EURO RSCG II DESIGN  90%
  100% EURO RSCG SERVICOS DE MARKETING
   51% HPP

SPAIN
  100% LORENTE EURO RSCG
                THE SALES MACHINE 100%
                            E-ONE  52%
                           RP-UNO  30%
            DIFUSION Y AUDIENCIAS  85%
   71% SOLERO & SOLERO PARTNERS
   65% ASCI DIRECT
   52% EVENTO ORIGINAL DE COMUNICACION

SWITZERLAND
100%   EURO RSCG SWITZERLAND
                         CATAPULT 100%
                              CBR 100%

TURKEY
   55% KLAN
   55% ONAY
                THE SALES MACHINE  79%

UNITED KINGDOM
  100% EURO RSCG WNEK GOSPER
  100% BISS LANCASTER
  100% CGI BRANDSENSE
  100% EURO RSCG DIRECT MARKETING
  100% EURO RSCG HEALTHCARE
  100% KLP EURO RSCG
  100% BOUNTY (group)
  100% CIRCLE UK
   51% THE MAITLAND CONSULTANCY

--------------------------------------------------------------------------------
                                 NORTH AMERICA

USA
  100% EURO RSCG HOLDINGS CORP.
                MVBMS EURO RSCG   100%
                 ROSE WORLDWIDE   100%
               EURO RSCG TATHAM   100%
         EURO RSCG DSW PARTNERS    80%
           EURO RSCG HEALTHVIEW   100%
         DEVON DIRECT MARKETING   100%
             MERIDIAN EURO RSCG    80%
           MIDDLEBERG EURO RSCG    80%
            EURO RSCG WORLDWIDE   100%
         BLACK ROCKET EURO RSCG    80%
               IMPACT EURO RSCG   100%
      EURO RSCG DIRECT RESPONSE    63%
  100% BOUNTY SCA WORLDWIDE
  100% AMERICAN STUDENT LIST
                     CIRCLE.COM   100%

CANADA
  100% SHARPE BLACKMORE
  100% EURO RSCG HEALTHCARE

--------------------------------------------------------------------------------
                               AFRICA/MIDDLE-EAST

LEBANON
   82% EURO RSCG SHARP PENCIL SA

UNITED ARAB EMIRATES
   70% BAIN EURO RSCG FZ-LLC
  100% ERWW IME

--------------------------------------------------------------------------------
                                 LATIN AMERICA

ARGENTINA
  100% CRAVEROLANIS EURO RSCG
   51% WHY NET

BRAZIL
   49% CARILLO PASTORE EURO RSCG
          EURO INTERACTION BRAZIL  51%
                            DUEZT  51%
   61% EURO CAP

CHILE
  100% EURO RSCG CHILE
               PUBLIART EURO RSCG  68%
          THE SALES MACHINE CHILE  76%

COLOMBIA
   56% SPOT
   92% GONDOLA
   77% THE SALES MACHINE
   72% PROCESSOS CREATIVOS

MEXICO
   83% BETANCOURT BEKER EURO RSCG
  100% PERSONNEL SUPPORT
  100% THE SALES MACHINE LOZANO
       ZAMBERNARDI
   51% KAUS MEDIA EURO RSCG

PERU
   83% EURO RSCG DUNA

PUERTO RICO
   83% EURO RSCG PREMIER MALDONADO

URUGUAY
   51% LA ESTACA
   51% VICEVERSA EURO RSCG
   51% VICEVERSA INTERNATIONAL

--------------------------------------------------------------------------------
                                  ASIA/PACIFIC

AUSTRALIA
  100% EURO RSCG AUSTRALIA PTY LTD
   40% THE MOULT AGENCY
   80% INTEGRATED OPTIONS

CHINA
   70% EURO RSCG GREAT OCEAN
   70% JINGSHI COMPUTER CO. LTD
   70% FIELDFORCE MARKETING CO. LTD
   70% FIELDFORCE PROSPECT CO. LTD
  100% THE SALES MACHINE (SHANGHAI)

HONG KONG
  100% EURO RSCG PARTNERSHIP HONG KONG
       LTD
          SYNERGIE COMMUNICATIONS 100%
                EURO RSCG CONTACT 100%

INDIA
   60% EURO RSCG ADVERTISING PRIVATE
       LIMITED
   76% EURO RSCG TARGETMEDIA PRIVATE
       LIMITED

INDONESIA
   86% EURO RSCG ADWORK
  100% CCC INDONESIA

JAPAN
  100% EURO RSCG JAPAN CO.

KOREA
   60% EURO RSCG NEXT

MALAYSIA
  100% EURO RSCG PARTNERSHIP MALAYSIA
       LTD
  100% EPIC-OMNILINK

PHILIPPINES
  100% EURO RSCG  PHILIPPINES INC
   70% AGATEP ASSOCIATES INC

SINGAPORE
  100% EURO RSCG (S) PTE LTD
          STAREAST COMMUNICATIONS 100%

TAIWAN
  100% EURO RSCG PARTNERSHIP (TAIWAN)
       LTD
          STAREAST COMMUNICATIONS 100%
       JINGSHI COMPUTER TAIWAN LTD 70%

THAILAND
  100% EURO RSCG PARTNERSHIP
                     TBP THAILAND 100%
           DIRECT IMPACT THAILAND 100%
                     CCC THAILAND  70%

--------------------------------------------------------------------------------
                           ARNOLD WORLDWIDE PARTNERS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     EUROPE

FRANCE
   65% W&COMPAGNIE (group)
  100% LE NOUVEL ELDORADO
   85% BRANN COMMUNIDER
   70% DEVARRIEUX  VILLARET
                LES FEES EXISTENT  51%
                      DEVILSTUDIO 100%
  DEVARRIEUX VILLARET INTERACTIVE  90%
   49%    DEVARRIEUX VILLARET EHS  51%

GERMANY
   68% REMPEN & PARTNER (group)

IRELAND
  100% YOUNG ADVERTISING LTD

ITALY
  100% ATA, DE MARTINI & C

SPAIN
   70% LA BANDA DE AGUSTIN MEDINA
   33%    LA BANDA BELOW THE LINE  53%

UNITED KINGDOM
   76% STEAM UK
  100% WCRS
  100% PARTNERS BDDH
   40% SDM
  100% EHS REALTIME LTD
               ALL RESPONSE MEDIA  57%
               EHS REALTIME LEEDS  76%
  100% BRANN UK
  100% CONRAN DESIGN GROUP
  100% ARNOLD INTERACTIVE
  100% EHS BRANN SPAIN

--------------------------------------------------------------------------------
                                  NORTH AMERICA

CANADA
  100% VICKERS AND BENSON
  100% IMG

USA
  100% ARNOLD WORLDWIDE
  100% MCKINNEY SILVER
  100% MAGNET COMMUNICATIONS
  100% BRANN LLC

--------------------------------------------------------------------------------
                                  LATIN AMERICA

BRAZIL
   40% AGE

--------------------------------------------------------------------------------
                                  ASIA/PACIFIC

AUSTRALIA
   60% BRANDHOUSE ARNOLD WORLDWIDE

--------------------------------------------------------------------------------
                              MEDIA PLANNING GROUP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     EUROPE

FRANCE
  100% MPG
  100% MEDIA PLANNING
  100% ARENA
  100% GEOPOLIS
                   100% MEDIA CONTACTS
  100% CCA SDPES
   95% HAVAS SPORTS

BELGIUM
  100% MPG BELGIUM

GERMANY
  100% MEDIA PLANNING DEUTSCHLAND GMBH
  100% MPG SCHMITTER
  100% MPG NETWORK

HUNGARY
  100% MPG HUNGARY

ITALY
  100% MEDIA PLANNING

NETHERLANDS
  100% MEDIA PLANNING
                   100% MEDIA CONTACTS

POLAND
  100% MEDIA PLANNING POLAND
                   100% MEDIA CONTACTS

PORTUGAL
  100% MEDIA PLANNING PUBLICIDADE
                   100% MEDIA CONTACTS
  100% MEDIAPOLIS
   80% ARN

SPAIN
  100% MEDIA PLANNING
   80% MEDIA ADVISORS
                   100% MEDIA CONTACTS
  100% METRICS IN MARKETING
   80% ARENA MEDIA COMMUNICATIONS
  100% MPG SA
   80% ARENA COMMUNICATIONS NETWORK
   44% EHS BRANN

SWITZERLAND
  100% MEDIA PLANNING

UNITED KINGDOM
  100% MEDIA PLANNING
                   100% MEDIA CONTACTS

--------------------------------------------------------------------------------
                                  NORTH AMERICA
USA
  100% MEDIA PLANNING USA
  100% MEDIA PLANNING MIAMI
                   100% MEDIA CONTACTS
  100% MPG USA

--------------------------------------------------------------------------------
                                  LATIN AMERICA
ARGENTINA
  100% MEDIA PLANNING
                   100% MEDIA CONTACTS

BRAZIL
                   100% MEDIA CONTACTS

CHILE
  100% MEDIA PLANNING
                   100% MEDIA CONTACTS

COLOMBIA
   95% MEDIA PLANNING
                   100% MEDIA CONTACTS

MEXICO
   70% MEDIA PLANNING
                   100% MEDIA CONTACTS
   80% ARENA COMMUNICATIONS SA DE CV
   80% MEDIA ADVISORS

--------------------------------------------------------------------------------
                              SPECIALIZED SERVICES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     EUROPE

FRANCE
Human Resources
   93% HA POLE RESSOURCES HUMAINES
   70%       HR GARDENS (Belgium)  30%
       100%         HR GARDENS
       100%         EMDS GROUP
   88% BERNARD JULHIET CONSULTING

Marketing services
   84% BMA LAGON

Full service agencies
   64% COLORADO

BELGIUM
   68% EMDS (Group)

GERMANY
   68% EMDS (Group)

IRELAND
  100% GRAYLING

UNITED KINGDOM
  100% HAVAS SHARED
       SERVICES LTD (Groupe)
       DUNWOODIE COMMUNICATIONS    40%
  100% SKYBRIDGE GROUP
   40% AIS GROUP
  100% MBO LONDON
  100% COGNISANCE
  100% GRAYLING UK
  100% HR GARDENS UK
   60% HUDSON SANDLER
  100% ELLERT
   50% RSMB
  100% CONTACT 24

--------------------------------------------------------------------------------
                                  NORTH AMERICA

USA
  100% DAD HOLDINGS CORPORATION
       FIELD RESEARCH CORPORATION 100%
            ABERNATHY MACGREGOR   100%
  DATA COMMUNIQUE INTERNATIONAL   100%
       DUNWOODIE COMMUNICATIONS    40%
  100% HAVAS ADVERTISING NORTH AMERICA
  100% NRS
  100% MEDIA SYNDICATION GLOBAL

--------------------------------------------------------------------------------
COB CHECKLIST
--------------------------------------------------------------------------------

To assist in finding information in this annual report, the table below lists the main information required under COB Regulation 98-01 and the corresponding pages in the annual report.

===================================================================================================================
Sections    Description                                                                 Pages
===================================================================================================================
1.1.        Name and function of the person responsible for the document de reference   127
-------------------------------------------------------------------------------------------------------------------
1.2.        Statement by the person responsible for the document de reference           127
-------------------------------------------------------------------------------------------------------------------
1.3.        Name and address of the Auditors                                            127
-------------------------------------------------------------------------------------------------------------------
1.4.        Information policy                                                          127
-------------------------------------------------------------------------------------------------------------------
3.1.        General information about the Company                                       106-107
-------------------------------------------------------------------------------------------------------------------
3.2.        General information about the Company's share capital                       22, 107-110
-------------------------------------------------------------------------------------------------------------------
3.3.        Ownership structure                                                         23, 111
-------------------------------------------------------------------------------------------------------------------
3.4.        Market for the Company's shares and bonds                                   24, 112-118
-------------------------------------------------------------------------------------------------------------------
3.5.        Dividends                                                                   119
-------------------------------------------------------------------------------------------------------------------
4.1.        Presentation of the Company and the Group                                   6-10, 119-121
                                                                                        + organization chart (flap)
-------------------------------------------------------------------------------------------------------------------
4.3.       Average number of employees                                                  92
-------------------------------------------------------------------------------------------------------------------
4.4.       Investment policy                                                            121
-------------------------------------------------------------------------------------------------------------------
4.5.       Key data on direct and indirect subsidiaries                                 27-31
-------------------------------------------------------------------------------------------------------------------
4.7.       Risks                                                                        121-122
  4.7.1.   Market risks                                                                 121
  4.7.2.   Legal risks                                                                  121-122
  4.7.3.   Industrial and environmental risks                                           122
  4.7.4.   Insurance cover                                                              122
-------------------------------------------------------------------------------------------------------------------
5.1.       Financial statements of the Company and the Group                            47-96
-------------------------------------------------------------------------------------------------------------------
6.1.       Corporate governance structures                                              11-19, 21
-------------------------------------------------------------------------------------------------------------------
6.2.       Directors' interests                                                         20, 21, 123
  6.2.0.   Total compensation                                                           20
  6.2.1.   Stock option plans                                                           21
  6.2.2.   Governing agreements                                                         94-96, 123
  6.2.3.   Loans and guarantees                                                         123
-------------------------------------------------------------------------------------------------------------------
6.3.       Employee profit-sharing and incentive bonus schemes                          123
  6.3.1.   Profit-sharing and incentives                                                123
  6.3.2.   Stock option plans                                                           21, 124-126
-------------------------------------------------------------------------------------------------------------------
7.1.       Recent developments                                                          27-31
-------------------------------------------------------------------------------------------------------------------
7.2.       Outlook                                                                      2-3, 32
-------------------------------------------------------------------------------------------------------------------

                                      CQB
================================================================================

This is a translation of the document de reference filed with the Commission des Operations de Bourse on May 6, 2003 under the number D.03-0606 in accordance with COB Regulation 98-01. The document de reference may be used in connection with a financial transaction only in conjunction with an information memorandum approved by the Commission des Operations de Bourse.

================================================================================

                      Design and layout: * C&O - Photos: Lisa Berg

                                     HAVAS

                  2, allee de Longchamp - 92281 Suresnes Cedex
                Tel.: +33 (0)1 58479000 - Fax: +33 (0)1 58479999
                              http://www.havas.com
               Societe anonyme au capital de 122,087,611.20 euros
                            335 480 265 RCS Nanterre